Exhibit 99.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

BIOBLAST PHARMA LTD.

TREBLAST LTD.

AND

ENLIVEX THERAPEUTICS LTD.

Dated as of November 19, 2018

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Exhibits and Schedules:

Exhibit A	Form of Voting Agreement
Exhibit B	Articles of Association of the Surviving Company
Exhibit C	Form of Merger Proposal
Exhibit D	Form of Lock-Up Agreement
Exhibit E	Form of CVR Agreement

Schedule I	Bioblast Shareholders Signing Voting Agreements.
Schedule II	Lock-Up Persons
Schedule III	Knowledge Persons
Schedule IV	Required Foreign Regulatory Approvals

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EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of November 19, 2018 (this “Agreement”), is by and among BIOBLAST PHARMA LTD., a company formed under the laws of the State of Israel (“Bioblast”), TREBLAST LTD., a company formed under the laws of the State of Israel and wholly owned by Bioblast (“Merger Sub”), and ENLIVEX THERAPEUTICS LTD., a company formed under the laws of the State of Israel (“Enlivex”).

WHEREAS, the respective boards of directors of Bioblast (the “Bioblast Board”) and Enlivex (the “Enlivex Board”) have unanimously adopted this Agreement, and such respective boards of directors have determined that the terms of this Agreement, including the Merger are fair to, and in the respective best interests, of Bioblast and Enlivex, respectively, and their respective shareholders and that, considering the financial position of Enlivex and Merger Sub, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Enlivex to its creditors;

WHEREAS, the Board of Directors of Merger Sub has approved this Agreement and declared it advisable that Merger Sub enter into this Agreement and consummate the Transactions, including the Merger, and has recommended that Bioblast, as its sole shareholder, approve and adopt this Agreement, the Merger and the other Transactions;

WHEREAS, simultaneously with the execution and delivery of this Agreement, as a condition to Enlivex’s entering into this Agreement and as an inducement thereto, Enlivex and certain shareholders of Bioblast identified in Schedule I, who together hold approximately 34.8% of the issued and outstanding Bioblast Ordinary Shares, are entering into voting and support agreements, substantially in the form attached as Exhibit A (the “Voting Agreement”), pursuant to which such shareholders are agreeing to take specified actions in furtherance of the Merger, including voting their respective Bioblast Ordinary Shares in favor of the approval of the Merger and adoption of this Agreement;

WHEREAS, the Bioblast Board has recommended that its shareholders approve this Agreement;

WHEREAS, the Enlivex Board has recommended that its shareholders approve this Agreement;

WHEREAS, for U.S. federal income tax purposes, the parties hereto intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (as defined below) (the “Intended Tax Treatment”), and by executing this Agreement, the parties hereto intend that this Agreement be adopted as a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3; and

WHEREAS, Bioblast, Merger Sub and Enlivex desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto, intending to be legally bound, hereby agree as follows:

Article I
The Merger

Section 1.01         The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with Sections 314 through 327 of the Israeli Companies Law - 5759-1999 (the “Companies Law”), at the Effective Time, Merger Sub shall be merged with and into Enlivex (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub (as the target company, or Chevrat Ha’Ya’ad) shall cease and Enlivex (as the absorbing company, or HaChevra Ha’Koletet) shall continue as the surviving corporation in the Merger (the “Surviving Company”). As a result of the Merger, Enlivex shall (a) become a wholly owned subsidiary of Bioblast, (b) continue to be governed by the Laws of the State of Israel, (c) have a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub in accordance with the Companies Law, and the existing shareholders of Enlivex shall be entitled to the Merger Consideration in accordance with the provisions of Article II.

Section 1.02         Closing. Unless this Agreement shall have been terminated in accordance with Section 8.01, the closing (the “Closing”) of the Merger shall take place at the offices of Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, Israel 6702101 (or pursuant to the electronic or other remote exchange of all executed documents and other deliverables required by this Agreement to be delivered at Closing, including pursuant to Article VII) at 7:00 a.m., Eastern time, on the third Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between Bioblast and Enlivex. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03         Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place in accordance with Section 1.02, each of Enlivex and Merger Sub shall (and Bioblast shall cause Merger Sub to), in coordination with each other, inform the Registrar of Companies of the State of Israel (the “Israeli Registrar of Companies”) that all conditions to the Merger under the Companies Law and this Agreement have been met (together with any other documentation required to be submitted to the Israeli Registrar of Companies, whether under this Agreement or the Merger Proposal, by the Israeli Registrar of Companies or otherwise) and setting forth the proposed date for the date of effectiveness of the Merger on which the Israeli Registrar of Companies is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the Companies Law (the “Certificate of Merger”). The Merger shall become effective upon the issuance by the Israeli Registrar of Companies of the Certificate of Merger in accordance with Section 323(5) of the Companies Law (the time at which the Merger becomes effective is referred to herein as the “Effective Time”). For the avoidance of doubt, the Parties intend that the Merger shall be declared effective and that the issuance by the Israeli Registrar of Companies of the Certificate of Merger in accordance with Section 323(5) of the Companies Law shall both occur on the Closing Date, as a condition to Closing.

Section 1.04         Effects. The Merger shall have the effects set forth in this Agreement and as specified in the applicable provisions of the Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to all the rights and properties and the business of Merger Sub, and shall assume all of the debts, claims, liabilities and obligations of Merger Sub, Merger Sub will be merged with and into Enlivex, and the separate corporate existence of Merger Sub will cease, and the Surviving Company will become wholly owned (including with respect to any warrants, options or other securities) directly by Bioblast, all as provided under the Companies Law.

Section 1.05         Articles of Association of the Surviving Company. At or prior to the Effective Time, the articles of association of Enlivex shall be amended by means of a shareholder vote and restated to read in their entirety in the form of Exhibit B, and as so amended shall remain in effect from and after the Effective Time as the articles of association of the Surviving Company (the “Surviving Company Articles”) until duly amended as provided therein or by applicable Law.

Section 1.06         Directors and Officers of the Surviving Company. At the Effective Time, the directors and officers of the Surviving Company, each to hold office in accordance with the Surviving Company Articles and until their earlier resignation or removal or until their respective successors are duly elected or appointed and qualified, shall be Enlivex’s current directors and officers.

Section 1.07         Contingent Value Right. Prior to the Effective Time at a date determined by the Bioblast Board, Bioblast shareholders of record at such date shall be entitled to one CVR issued by Bioblast in respect of each Bioblast Ordinary Share owned by them, subject to and in accordance with the terms and conditions of the CVR Agreement. At or prior to the Effective Time, Bioblast and Enlivex shall authorize and duly adopt, execute and deliver, together with the CVR Agent, the CVR Agreement.

Article II
Effect on Share Capital; Exchange of Certificates

Section 2.01         Effect on Share Capital of Enlivex.

(a)          At the Effective Time, by virtue of the Merger and without any action on the part of Bioblast, Merger Sub or Enlivex, or the holders of any Enlivex Shares, all outstanding shares of Enlivex, other than Enlivex Ordinary Shares and any Dormant Shares, shall, in accordance with the Enlivex Charter, be converted into Enlivex Ordinary Shares, and then, each Enlivex Ordinary Share (other than any Dormant Share) shall be deemed transferred to Bioblast for no consideration other than the right to receive that number of fully paid and nonassessable Bioblast Ordinary Shares equal to the Exchange Ratio. All such Bioblast Ordinary Shares to be issued pursuant to this Section 2.01(a), and subject to Section 2.01(c), are collectively referred to herein as the “Merger Consideration”. All Enlivex Ordinary Shares converted into the right to receive the Merger Consideration pursuant to this Section 2.01(a) shall be deemed transferred to Bioblast, and each holder of a physical certificate (a “Certificate”) that immediately prior to the Effective Time represented any Enlivex Ordinary Shares shall cease to have any rights with respect thereto, except the right to receive the portion of the Merger Consideration to which such Enlivex Ordinary Shares are entitled pursuant hereto and any dividends or other distributions to which holders become entitled upon the surrender of such Certificates in accordance with Section 2.02(c), in each case without interest and less, subject to Section 2.02(h), any applicable withholding Taxes (as hereinafter defined).

(b)          Calculation of Exchange Ratio. At Closing, the principal financial officer of Bioblast shall deliver to Enlivex a certificate, containing the number of Adjusted Outstanding Bioblast Shares, together with a detailed calculation of the number of Adjusted Outstanding Bioblast Shares.

(i)          “Adjusted Outstanding Bioblast Shares” means the number of shares equal to the sum of the immediately following clauses (1) and (2), as adjusted pursuant to the immediately following clause (3):

(1)         the total number of Bioblast Ordinary Shares outstanding immediately prior to the Effective Time (including all Advisor Shares that are issued or issuable as of such time); plus

(2)         the total number of Bioblast Ordinary Shares represented by (i) warrants to purchase Equity Interests of Bioblast and (ii) Bioblast Stock Options, in each case outstanding immediately prior to the Effective Time, determined using the treasury stock method.

(3)         To the extent included in the immediately preceding clauses (1) and (2), Adjusted Outstanding Bioblast Shares shall exclude Bioblast Ordinary Shares issued in the Concurrent Private Offering and Bioblast Ordinary Shares underlying warrants, if any, issued in the Concurrent Private Offering.

(ii)         “Bioblast Market Cap” means the Adjusted Outstanding Bioblast Shares multiplied by the VWAP (as reported by Nasdaq or Bloomberg LP) of the Bioblast Ordinary Shares for the forty-five (45) days immediately preceding (and excluding) the Closing Date.

(iii)        “Bioblast Percentage” means four percent (4%); provided, that, if the product of (x) the Bioblast Market Cap divided by four percent (4%) multiplied by (y) ninety-six percent (96%) is less than the Minimum Valuation, then the Bioblast Percentage shall be equal to the quotient (expressed as a percentage rather than as a decimal) of (x) the Bioblast Market Cap divided by (y) the sum of the Minimum Valuation plus the Bioblast Market Cap.

(iv)        “Enlivex Percentage” means one-hundred percent (100%) minus the Bioblast Percentage.

(v)         “Exchange Ratio” means the quotient, calculated to the nearest 1/10,000 of a share, of (x) the Merger Shares divided by (y) the number of issued and outstanding Enlivex Ordinary Shares as of immediately prior to the Effective Time (which, for the avoidance of doubt (a) takes into account the number of Enlivex Ordinary Shares issuable upon exercise of Enlivex Options, which shall be assumed by Bioblast in accordance with Section 2.01(g), using the treasury stock method, and (b) includes all Enlivex Ordinary Shares issuable upon conversion of all Enlivex Preferred Shares, which conversion shall have occurred immediately prior to the Effective Time in accordance with the Enlivex Charter).

(vi)        “Merger Shares” means the total number of Bioblast Ordinary Shares to be issued in the Merger pursuant to Section 2.01(a), determined as follows: (a) the Enlivex Percentage (expressed as a decimal rather than a percentage by dividing the Enlivex Percentage by 100) multiplied by (b) the quotient of (x) the Adjusted Outstanding Bioblast Shares divided by (y) the Bioblast Percentage (expressed as a decimal rather than a percentage by dividing the Bioblast Percentage by 100).

(vii)       “Minimum Valuation” means the sum of $100.0 million plus the gross proceeds to Enlivex from the Series C Financing.

(c)          Fractional Shares. No fractional Bioblast Ordinary Shares shall be issued in connection with the Merger as a result of the conversion provided for in Section 2.01(a), and no certificates or scrip for any such fractional shares shall be issued. Any number of Bioblast Ordinary Shares to be received by a holder of Enlivex Ordinary Shares pursuant to Section 2.01(a) who would otherwise be entitled to receive a fraction of a Bioblast Ordinary Share (after aggregating all fractional Bioblast Ordinary Shares issuable to such holder) will be rounded up to the nearest whole number of Bioblast Ordinary Shares.

(d)          Certain Adjustments. If, between the date of this Agreement and the Effective Time, the number of outstanding Bioblast Ordinary Shares or Enlivex Shares shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Exchange Ratio shall be appropriately and proportionately adjusted to provide to the holders of Bioblast Ordinary Shares and the holders of Enlivex Shares the same economic effect as contemplated by this Agreement prior to such event; provided that this Section 2.01(d) shall not affect or supersede the provisions of Section 5.01 or Section 5.02.

(e)          Cancellation Shares. Each Enlivex Share that immediately prior to the Effective Time is considered a dormant share (or menayah redumah) (a “Dormant Share”) under Israeli law shall at the Effective Time, and without any further action on the part of Bioblast, Merger Sub, Enlivex or any shareholder of Enlivex, be cancelled and retired and shall cease to exist and no payment shall be made in respect thereof.

(f)          Merger Sub. At the Effective Time, by virtue of and simultaneously with the Merger and without any further action on the part of Bioblast, Merger Sub or Enlivex, each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and non-assessable ordinary share, NIS 0.01 par value, of the Surviving Company and such ordinary shares shall constitute the only outstanding share capital of the Surviving Company. Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Company.

(g)          Treatment of Enlivex Options. Prior to the Effective Time, the Enlivex Board and the Bioblast Board (or in each case, if appropriate, any duly authorized committee thereof) shall, as applicable, take all corporate actions necessary, including adopting appropriate resolutions and obtaining consents of option-holders if required, to provide that, as of the Effective Time, each outstanding Enlivex Option shall be assumed by Bioblast, and shall continue in full force and effect, containing the same terms, conditions, vesting and other provisions, except that each Enlivex Option shall be exercisable for such number of Bioblast Ordinary Shares and at such exercise price as determined by (i) multiplying the number of Enlivex Ordinary Shares for which such Enlivex Option may be exercised (assuming the vesting of the entirety of such Enlivex Option) by the Exchange Ratio, which number will be rounded up to the nearest whole number of Bioblast Ordinary Shares and (ii) dividing the per-share exercise price of such Enlivex Option by the Exchange Ratio, rounded up to the nearest whole cent (if the quotient results in a fraction of 0.005 or greater) or down to the nearest whole cent (if the quotient results in a fraction of 0.004 or less). To the extent any Enlivex Option is intended to be exempt from or compliant with Section 409A of the Code, the assumption of such Enlivex Option by Bioblast shall be done so that the Option remains exempt from or compliant with Section 409A of the Code.

(h)          Treatment of Enlivex Warrants. Prior to the Effective Time, Enlivex shall ensure that, and the Enlivex Board shall adopt such resolutions or take such other actions as may be required to ensure that, no Enlivex Warrant (whether vested or unvested) shall be assumed by, continued in effect, or replaced by Bioblast, Enlivex or the Surviving Company pursuant to or in connection with the Merger and each Enlivex Warrant (whether vested or unvested) shall either be exercised for the issuance of Enlivex Ordinary Shares prior to the Effective Time or shall otherwise terminate and be cancelled as of the Effective Time.

(i)          Legends. The Bioblast Ordinary Shares issued as Merger Consideration pursuant to this Agreement will not be registered under the Securities Act or the securities laws of any State, and each certificate evidencing any such Bioblast Ordinary Shares shall bear a restrictive legend substantially in the following form (subject to appropriate modification to give effect to any reverse stock split or name change permitted by this Agreement):

THE ORDINARY SHARES, PAR VALUE NIS 0.05 PER SHARE, OF BIOBLAST PHARMA LTD., A COMPANY FORMED UNDER THE LAWS OF THE STATE OF ISRAEL (THE “COMPANY”), EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF REGISTRATION UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

Section 2.02         Exchange of Certificates

(a)          Exchange Agent. Prior to the Effective Time, Bioblast and Enlivex shall appoint a commercial bank, trust company or shareholder service provider to be mutually agreed upon by them to act as exchange agent (the “Exchange Agent”) for the delivery of the Merger Consideration to holders of Enlivex Shares (together with any cash in respect of any other dividends or distributions that such holders have the right to receive pursuant to Section 2.02(c)). Promptly following the Effective Time, Enlivex shall provide Bioblast (with a copy to the Exchange Agent) the shareholders registry of Enlivex updated as of immediately prior to the Effective Time (following (i) the conversion of the Enlivex Preferred Shares into Enlivex Ordinary Shares in accordance with their respective terms and (ii) the exercise of the vested Enlivex Warrants pursuant to Section 2.01(h) (the “Final Shareholders Registry”), including addresses, tax identification numbers and other information required by the Exchange Agent. At or prior to the Effective Time, Bioblast shall deposit with the Exchange Agent, for the benefit of holders of Certificates appearing in the Final Shareholders Registry, for exchange in accordance with this Article II through the Exchange Agent, the Bioblast Ordinary Shares (in certificated or book-entry form) to be delivered as the Merger Consideration (the “Exchange Fund”). Immediately following the Effective Time, Bioblast shall instruct the Exchange Agent to timely pay the Merger Consideration and such other amounts in accordance with this Agreement.

(b)          Exchange Procedures.

(i)          As soon as reasonably practicable after the Effective Time, Bioblast shall cause the Exchange Agent to mail to each holder of record of a Certificate whose shares will be or were transferred pursuant to Section 2.01(a) in consideration for the right to receive the Merger Consideration (i) a letter of transmittal in customary form as reasonably agreed by the parties which (A) shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and (B) shall have such other provisions as Bioblast and Enlivex may reasonably specify and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon proper surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a physical certificate or uncertificated book-entry representing that number of whole Bioblast Ordinary Shares that such holder has the right to receive in respect of the aggregate number of Enlivex Ordinary Shares previously represented by such Certificate pursuant to Section 2.01(a) and a check representing any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c) in respect of such Certificate, and the Certificate so surrendered shall immediately be canceled. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holder of such Certificate has the right to receive in respect of such Certificate pursuant to Section 2.01(a) (together with any cash in respect of any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c) in respect of such Certificate). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate.

(c)          Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Bioblast Ordinary Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Bioblast Ordinary Shares issuable upon surrender or cancellation thereof, and no cash in respect of any unpaid dividends or distributions with a record date prior to the Effective Time that have been declared with respect to the Enlivex Shares shall be paid to any such holder, until the surrender of such Certificate in accordance with this Article II. Subject to escheat or other applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the Certificate, without interest, at the time of surrender, the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to each share of Bioblast Ordinary Shares that such holder has the right to receive pursuant to Section 2.01(a).

(d)          No Further Ownership Rights in Enlivex Shares. The Bioblast Ordinary Shares issued and cash paid in accordance with the terms of this Article II upon conversion of any Enlivex Ordinary Shares shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares. From and after the Effective Time, (i) all holders of any Enlivex Ordinary Shares shall cease to have any rights as shareholders of Enlivex other than the right to receive the Merger Consideration and any dividends or other distributions that holders have the right to receive upon surrender of such Certificates in accordance with Section 2.02(c), without interest, and (ii) the share registry of Enlivex shall be closed with respect to all Enlivex Shares outstanding immediately prior to the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the share registry of the Surviving Company of Enlivex Shares that were outstanding immediately prior to the Effective Time and Enlivex Shares outstanding immediately prior to the Effective Time shall, from and after the Effective Time, be deemed for all purposes to evidence solely the right in accordance with the terms of this Agreement to receive the allocable Merger Consideration. If, after the Effective Time, any Certificates formerly representing Enlivex Shares are presented to Bioblast, the Surviving Company or the Exchange Agent for any reason, such Certificates shall be canceled and exchanged as provided in this Article II.

(e)          Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates by the date that is one year after the Effective Time shall be delivered to Bioblast, upon demand, and any holder of Certificates who has not theretofore complied with this Article II shall thereafter look only to Bioblast for satisfaction of its claim for Merger Consideration and any cash in respect of any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c).

(f)          No Liability. None of Bioblast, Merger Sub, Enlivex or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the date on which the Merger Consideration to be paid in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any Merger Consideration to be paid in respect of such Certificate shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Bioblast, free and clear of all claims or interest of any Person previously entitled thereto.

(g)          Payment of Section 102 Options and Shares. Notwithstanding anything to the contrary in this Agreement, Bioblast shall deliver the portion of the Merger Consideration payable in respect of any Section 102 Option or Section 102 Shares that is held by the 102 Trustee (the “Section 102 Option Consideration”) to the 102 Trustee pursuant to the provisions of Section 102 and the Israeli Tax Ruling, if obtained, to be held and released in accordance with any applicable agreement with the 102 Trustee, applicable Law (including the provisions of Section 102, including the lapse of the minimum trust period required by Section 102 (the “102 Trust Period”)) and the Israeli Tax Ruling, if obtained (or any other approval from the ITA). The 102 Trustee shall be entitled to withhold any amounts required in accordance with applicable Law and the Israeli Tax Ruling, as applicable, if obtained (or any other approval from the ITA). Following the Effective Time, Bioblast may designate and change the 102 Trustee, in its sole discretion, in accordance with applicable Law (including the provisions of Section 102) and the ITA’s consent.

(h)          Withholding Rights and Tax Rulings.

(i)          Each of Bioblast, the Exchange Agent, the 103K Trustee, the 102 Trustee or anyone on their behalf (each a “Payor”) (without duplication) shall be entitled to deduct and withhold from any consideration otherwise payable or deliverable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Israeli Tax Ordinance and any other applicable Tax Law; provided, however, that a Payor that intends to withhold shall provide ten days advance written notice to such Person so as to allow such Person the opportunity to demonstrate to the Payor that such withholding is not required under the Israeli Tax Ordinance and any other applicable Tax Law. Any amounts so deducted, withheld and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. No withholding under the Israeli Tax Ordinance will be made from any consideration payable hereunder to the extent that the Israeli Tax Ruling is obtained, as contemplated under Section 2.02(h)(ii). Similarly, no withholding, or a reduced withholding, under the Israeli Tax Ordinance will be made from any consideration payable hereunder to the extent that the recipient of such consideration has provided the Payor, with a valid exemption or confirmation of a reduced withholding rate or any other applicable withholding tax ruling issued by the ITA to enable Bioblast and the Payor to conclude that no withholding or a reduced rate of withholding, as applicable, of any Tax is required with respect to such recipient (“Valid Certificate”). For the avoidance of doubt, it is clarified that the Israeli Tax Ruling and any Tax ruling, or certificate, issued by the ITA will be considered a Valid Certificate. All amounts so withheld shall be duly transferred to the ITA, and documentation regarding such transfer shall be provided to the party from which the taxes were withheld as promptly as reasonably practicable, but in any event within 30 (thirty) days. Unless otherwise instructed by the ITA, consideration remitted to the Exchange Agent for the benefit of any Payee shall be retained by it for a period of up to 180 days following the Closing, during which the Payee may (i) obtain and present a Valid Certificate or (ii) instruct the Exchange agent to withhold the applicable tax and transfer such Payee the reminder of its consideration.

(ii)         Enlivex has instructed its Israeli ITA ruling agent to prepare and file with the ITA an application for a ruling confirming, among other things, that (1) the transfer of the consideration to the Exchange Agent is not subject to tax withholding; (2) treats the Merger in accordance with the provisions of Section 103K of the Israeli Tax Ordinance (and stipulates that the transfer of any consideration to the 103K Trustee is not subject to tax withholding); (3) in relation to the consideration to be paid to the holders of Section 102 Shares (subsequent to the exercise of an Enlivex Option into an Enlivex Ordinary Share), that the payment of consideration in respect of Section 102 Shares with respect to which the 102 Trust Period has not passed, will not constitute a violation of the requirements of Section 102 of the Israeli Tax Ordinance as long as such consideration is deposited with the 102 Trustee, and that payments of consideration made to the 102 Trustee under this Agreement shall not be subject to withholding of Israeli Tax (which ruling may be subject to customary conditions regularly associated with such a ruling); and (4) that the assumption of Enlivex Options (whether Section 102 Options or options issued pursuant to Section 3(i) of the Israeli Tax Ordinance) and the issuance in their stead of options to acquire Bioblast Ordinary Shares will not trigger a taxable event and that tax continuity will apply to such issued options such that they shall continue to be subject to the same tax arrangement as applied to the assumed Enlivex Options (the “Israeli Tax Ruling”). In the event that one or more of the topics listed in this Section 2.02(h)(ii) is not eventually included in the Israeli Tax Ruling or Enlivex’s Israeli counsel, advisors and accountants determine that it will be beneficial or expedient to prepare and separate tax rulings with respect to certain topics listed in this Section 2.02(h)(ii), then Enlivex, Bioblast and their respective advisors shall cooperate in the preparation and filing of such additional or separate rulings as the parties deem beneficial or expedient. In such a case, any of the provisions herein, which refer to the Israeli Tax Ruling shall refer also to each of such additional or separated rulings.

(iii)        Each of Bioblast and Enlivex shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of any written or oral submissions or applications that may be necessary, proper or advisable to obtain the Israeli Tax Ruling. Should the written consent of Bioblast to the final version of the Israeli Tax Ruling be required, such consent shall not be unreasonably withheld, conditioned or delayed. Each of Bioblast and Enlivex shall use reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain the Israeli Tax Ruling, as promptly as practicable.

(i)          Lost or Unissued Certificates. If any Certificate shall have been lost, never received stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, never received, stolen or destroyed and, if reasonably required by the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Bioblast or the Exchange Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver, in exchange for such lost, never received, stolen or destroyed Certificate, the Merger Consideration and any cash in respect of any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c).

Article III
Representations and Warranties of Bioblast and Merger Sub

Except as disclosed in the disclosure letter (the “Bioblast Disclosure Letter”) delivered by Bioblast to Enlivex concurrently with the execution of this Agreement, Bioblast and Merger Sub hereby represent and warrant to Enlivex as follows:

Section 3.01         Corporate Organization

(a)          Bioblast.

(i)          Bioblast is a company (i) duly organized and validly existing under the laws of the State of Israel and (ii) is not a “defaulting company” as defined under the Companies Law. Bioblast has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, be material.

(ii)         A true and complete copy of the Bioblast Charter has previously been made available to Enlivex.

(iii)        Each Bioblast Subsidiary (A) is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the laws of its jurisdiction of organization, (B) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary and (C) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except for such variances from the matters set forth in clause (B) as would not, individually or in the aggregate, be material.

(b)          Merger Sub.

(i)          A true and complete copy of the articles of association of Merger Sub, as amended and in effect as of the date of this Agreement, has previously been made available to Enlivex.

(ii)         Merger Sub is a company duly organized and validly existing under the laws of the State of Israel and is not a “defaulting company” as defined in the Companies Law. Merger Sub does not hold and has not held any material assets or incurred any material liabilities, and has not carried on any business activities other than in connection with the Merger and the other Transactions. The authorized share capital of Merger Sub consists of NIS 100, consisting of 1,000 ordinary shares, 100 of which have been duly issued, are fully paid and nonassessable and are owned directly by Bioblast free and clear of any Liens.

Section 3.02         Capitalization.

(a)          Authorized and Issued Shares.

(i)          Bioblast’s authorized share capital is NIS 500,000, consisting of 10,000,000 Bioblast Ordinary Shares (the “Bioblast Capital Stock”). As of the date of this Agreement, (1) 3,359,109 Bioblast Ordinary Shares were issued and outstanding, (2) warrants to purchase 216,129 Bioblast Ordinary Shares were outstanding (the “Bioblast Warrants”), (3) 785,163 Bioblast Ordinary Shares were reserved and available for issuance pursuant to the Bioblast Pharma Ltd. 2013 Incentive Option Plan, as amended and in effect on the date hereof (the “Bioblast 2013 Plan”), and (4) options to purchase 209,384 Bioblast Ordinary Shares were issued and outstanding under the Bioblast 2013 Plan (the “Bioblast Stock Options”). Bioblast does not hold any shares of its capital stock in its treasury. Except as set forth in the second sentence of this Section 3.02(a)(i), no other Equity Interests of Bioblast were issued, reserved for issuance or outstanding, and Bioblast has no other options, warrants, calls, pre-emptive rights, subscriptions or other rights, Contracts, arrangements or commitments of any kind, including any shareholder rights plan, relating to, or the value of which is determined in reference to, the issued or unissued Bioblast Capital Stock (or any other Equity Interest of Bioblast) or the Equity Interests of any Bioblast Subsidiary, obligating Bioblast or any Bioblast Subsidiary to issue, transfer or sell, or cause to be issued, transferred or sold, any Equity Interests of Bioblast or any Bioblast Subsidiary. All of the issued and outstanding shares of Bioblast Capital Stock are and, at the time of issuance, all such shares that may be issued in connection with the Concurrent Private Offering, as Merger Consideration or upon the exercise of, or pursuant to, Bioblast Warrants, Bioblast Stock Options or the Bioblast 2013 Plan will be, when issued in accordance with their respective terms, duly authorized and validly issued and fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Companies Law, the Bioblast Charter or any contract, subcontract, agreement, binding commitment, note, bond, mortgage, indenture, lease, license, sublicense, franchise or other legally binding instrument, obligation or arrangement, whether oral or in writing (“Contract”) to which Bioblast is a party or by which it is otherwise bound.

(ii)         Except for (1) Forfeitures and Cashless Settlements in connection with the Bioblast Stock Options and the Bioblast 2013 Plan and (2) any cashless settlement and contingent redemption features in the Bioblast Warrants, there are not any outstanding obligations of Bioblast or any of the Bioblast Subsidiaries to directly or indirectly redeem, repurchase or otherwise acquire any Equity Interests in Bioblast or any Bioblast Subsidiary. Neither Bioblast nor any of the Bioblast Subsidiaries is party to any Contract with respect to the voting of any capital stock or voting securities of, or voting of other Equity Interests in, Bioblast.

(iii)        Bioblast has made available to Enlivex a complete and correct list of all Bioblast Warrants and Bioblast Options outstanding as of the date of this Agreement, including, with respect to each such Bioblast Warrant and Bioblast Option, the (A) exercise price and (B) number of Bioblast Ordinary Shares underlying such security and (C) the expiration date with respect thereto.

(b)          No bonds, debentures, notes or other Indebtedness, or securities convertible into or exchangeable for, or other rights to acquire, any such bonds, debentures, notes or other Indebtedness, of Bioblast having the right to vote on any matters on which shareholders may vote are issued or outstanding (“Bioblast Voting Debt”).

(c)          Except for the Equity Interests of the Bioblast Subsidiaries, which are identified by name, jurisdiction of incorporation or formation, and ownership thereof (including the percentage of such ownership) on Section 3.02(c) of the Bioblast Disclosure Letter, Bioblast does not own, beneficially or of record, directly or indirectly any Equity Interests in any Person, nor does Bioblast or any Bioblast Subsidiary have any Contract or other obligation requiring that Bioblast or any Bioblast Subsidiary acquire any Equity Interest in any Person.

Section 3.03         Authority; No Violation.

(a)          Bioblast has full corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other Transactions and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly approved and adopted by the Bioblast Board. The Bioblast Board (at meetings duly called and held) has: (a) determined that the Transactions are fair to, advisable and in the best interests of Bioblast and its shareholders; (b) approved and declared advisable this Agreement and the Transactions, including the issuance of the Merger Consideration pursuant to the terms of this Agreement; and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the shareholders of Bioblast vote to approve the Bioblast Shareholder Matters. This Agreement has been duly and validly executed and delivered by Bioblast and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of Bioblast, enforceable against Bioblast in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or other Laws affecting the rights of creditors generally and the availability of equitable remedies (collectively, the “Enforceability Exceptions”)).

(b)          The affirmative vote of a majority of the votes cast at a meeting of the holders of Bioblast Ordinary Shares, provided; either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions disinterested majority); or (ii) the total number of shares of shareholders specified in clause (i) who voted against said resolution does not exceed two percent (2%) of the voting rights in the Company is required to approve the issuance of Bioblast Ordinary Shares as the Merger Consideration pursuant to the terms of this Agreement, the issuance of Bioblast Ordinary Shares and Bioblast Ordinary Shares underlying warrants, if any, issued in the Concurrent Private Offering and the other resolutions required in connection with this Agreement (the “Bioblast Shareholder Matters” and such meeting, the “Bioblast Shareholders’ Meeting”) and is the only vote of the holders of any Equity Interests of Bioblast necessary to approve the Bioblast Shareholder Matters (the “Required Bioblast Shareholder Vote”).

(c)          Neither the execution and delivery of this Agreement by Bioblast and Merger Sub nor the consummation by Bioblast and Merger Sub of the Merger or the other Transactions, nor compliance by Bioblast and Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the Bioblast Charter or the articles of association of Merger Sub or (ii) assuming that the consents, approvals and filings referred to in Section 3.04 are duly obtained and/or made, (A) violate any order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) or any statute, code, ordinance, rule, regulation, judgment, order, writ or decree applicable to Bioblast, any of the Bioblast Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Bioblast or any of the Bioblast Subsidiaries under, any of the terms, conditions or provisions of any Contract, note, bond, mortgage, indenture, deed of trust, Bioblast License, lease, agreement or other instrument or obligation to which Bioblast or any of the Bioblast Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

(d)          Merger Sub has full corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other Transactions and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly approved by the board of directors of Merger Sub. The board of directors of Merger Sub has determined that this Agreement, the Merger and the other Transactions are in the best interests of Merger Sub and its sole shareholder, and that considering the financial position of Merger Sub and Enlivex, no reasonable concern exists that the Surviving Company will be unable to fulfill both the obligations of Merger Sub to its creditors, adopted this Agreement, recommended that its sole shareholder vote in favor of the approval of this Agreement and directed that this Agreement be submitted to its sole shareholder for approval in connection with the consummation of the Merger and the other Transactions. Except for the approval of this Agreement by Bioblast as the sole shareholder of Merger Sub, no other corporate proceeding on the part of Merger Sub or any other vote by the sole shareholder of Merger Sub is necessary to approve or adopt this Agreement or to consummate the Merger and the other Transactions (except for the filing of the appropriate merger documents as required by the Companies Law). This Agreement has been duly and validly executed and delivered by Merger Sub and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of Merger Sub enforceable against Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.04         Consents and Approvals. Except for (a) the furnishing with the SEC of a copy of the final proxy statement addressed to the Bioblast shareholders relating to the Bioblast Shareholders’ Meeting (the “Proxy Statement”), and the filing with the SEC of such other reports required in connection with the Merger and the other Transactions under, and such other compliance with, the Exchange Act and the Securities Act, (b) the obtaining of the Certificate of Merger from the Israeli Registrar of Companies pursuant to the Companies Law, (c) compliance with notices and filings, if any, under all applicable domestic or foreign antitrust Laws and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition (collectively, “Antitrust Laws”), (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of Bioblast Ordinary Shares constituting the Merger Consideration, (e) any filings required under the rules and regulations of The Nasdaq Stock Market, Inc. (“Nasdaq”) (including, inter alia, to permit the Bioblast Ordinary Shares that are to be issued as the Merger Consideration to be listed thereon), and (f) obtaining the Israeli Tax Ruling, no consents, approvals of, filings or registrations with, or orders, authorizations or authority of any federal, state, local or foreign government, court of competent jurisdiction, agency, commission, department, bureau, tribunal, board or other governmental authority or instrumentality (each, a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by Bioblast and Merger Sub of this Agreement and (ii) the consummation by Bioblast and Merger Sub of the Transactions.

Section 3.05         Reports. Bioblast and each of the Bioblast Subsidiaries have timely filed all submissions, reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto and all exhibits and other information incorporated therein, that they were required to file since January 1, 2017, with (a) the SEC (all such documents filed with, or furnished to, the SEC, the “Bioblast SEC Reports”), (b) any state or other federal regulatory authority (other than any Tax Authority, which is covered by Section 3.10) and (c) any foreign regulatory authority (other than any Tax Authority, which is covered by Section 3.10) (collectively, “Regulatory Agencies”), and have paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such report, registration, schedule, form, statement or other document, or to pay such fees or assessments, would not, individually or in the aggregate, reasonably be expected to be material to Bioblast or any of the Bioblast Subsidiaries. As of their respective dates, the Bioblast SEC Reports (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the SEC thereunder. None of the Bioblast Subsidiaries is currently required to file any forms, reports or other documents with the SEC. As of the date hereof, Bioblast does not have any unresolved comments from the SEC with respect to the Bioblast SEC Reports.

Section 3.06         Financial Statements.

(a)          The consolidated financial statements of Bioblast filed in or furnished with the Bioblast SEC Reports have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) consistently applied by Bioblast for the periods and at and as of the dates presented (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC), and fairly present in all material respects the consolidated financial position of Bioblast as of the dates thereof and the consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements, none of which are material, individually or in the aggregate). Each of the consolidated financial statements of Bioblast (including all related notes or schedules) included in the Bioblast SEC Reports complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC.

(b)          Since July 1, 2015, (i) neither Bioblast nor any of its Subsidiaries nor, to the Knowledge of Bioblast, any director, officer, employee, auditor, accountant, consultant or representative of Bioblast or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, that Bioblast or any of its Subsidiaries has engaged in accounting or auditing practices in violation of applicable Law or applicable requirements of GAAP, and (ii) no current or former attorney representing Bioblast or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Bioblast or any of its officers, directors, employees or agents to the board of directors of Bioblast or any committee thereof or to any director or executive officer of Bioblast.

(c)          Since January 1, 2016, neither Bioblast nor any of its Subsidiaries (nor, to the Knowledge of Bioblast, any employee thereof) nor Bioblast’s independent auditors has identified or been made aware of any (i) significant deficiency or material weakness in the system of internal accounting controls utilized by Bioblast and its Subsidiaries; (ii) fraud, whether or not material, that involves Bioblast’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Bioblast and its Subsidiaries; or (iii) claim or allegation regarding any of the foregoing.

(d)          Except (i) for those liabilities that are reflected or reserved against on the consolidated balance sheet of Bioblast as of December 31, 2017, or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of such balance sheet and (iii) for liabilities and obligations incurred in connection with this Agreement, Bioblast and its Subsidiaries do not have any liabilities that, individually or in the aggregate, are material to Bioblast and its Subsidiaries, taken as a whole.

(e)          Neither Bioblast nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among Bioblast or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any off-balance sheet arrangement, which, the case of any of the foregoing, would be required to be disclosed pursuant to Item 5.E of Form 20-F (irrespective of whether Bioblast is subject to the disclosure obligations set forth in such Item).

(f)          Since January 1, 2016, (i) to the Knowledge of Bioblast, no employee of Bioblast or any of its Subsidiaries has provided information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) by Bioblast or any of its Subsidiaries and (ii) neither Bioblast nor any of its Subsidiaries nor, to the Knowledge of Bioblast, any director, officer, employee, contractor, subcontractor or agent of Bioblast or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Bioblast or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

Section 3.07         Advisors’ Fees. None of Bioblast, any Bioblast Subsidiary or any of their respective officers or directors has employed any broker, finder, investment banker or financial advisor (each, an “Advisor”), or incurred any liability for any broker’s fees, commissions, finder’s fees or other Advisor fees, in connection with the Merger or other Transactions, other than Beta Finance Ltd. (“Bioblast’s Financial Advisor”). Bioblast retained Bioblast’s Financial Advisor pursuant to an engagement letter and has delivered to Enlivex a true and complete copy of such engagement letter. Section 3.07 of the Bioblast Disclosure Letter sets forth, as of the date of this Agreement, Bioblast’s good faith estimate of the out-of-pocket fees payable by it or any Bioblast Subsidiary to Bioblast’s Financial Advisor in connection with this Agreement, the Merger and the other Transactions.

Section 3.08         Absence of Certain Changes or Events.

(a)          Since January 1, 2018, through the date of this Agreement, no event or events or development or developments have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Bioblast or on any of Bioblast Subsidiaries.

(b)          Except in connection with the execution and delivery of this Agreement and the Transactions, from January 1, 2018, through the date of this Agreement, Bioblast and the Bioblast Subsidiaries have carried on their respective businesses in all material respects in the ordinary course, consistent with past practice.

Section 3.09         Legal Proceedings.

(a)          None of Bioblast nor any of the Bioblast Subsidiaries is a party to any, and there are no pending or, to Bioblast’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations or reviews of any nature against Bioblast or any of the Bioblast Subsidiaries, or, to Bioblast’s Knowledge, any of the directors, officers or employees of Bioblast of any of its Subsidiaries in their respective capacities as such. Since the date of its incorporation, neither Bioblast nor any of its Subsidiaries has settled or compromised any proceeding or claim, whether filed or threatened, which settlement or compromise is or was material to Bioblast or any of its Subsidiaries.

(b)          There is no Injunction, judgment or regulatory restriction imposed upon Bioblast, any of the Bioblast Subsidiaries or the assets of Bioblast or any of the Bioblast Subsidiaries.

Section 3.10         Taxes and Tax Returns.

(a)          Bioblast and the Bioblast Subsidiaries have timely filed with the proper Tax Authority, taking into account any extensions, all material Tax Returns required to be filed by them, and all such Tax Returns were accurate and complete in all material respects. All material Taxes required to be paid by Bioblast and the Bioblast Subsidiaries (whether or not shown on any Tax Return) on or before the Closing Date, have been timely paid other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings, have not been finally determined and have been adequately reserved against in accordance with GAAP.

(b)          There are no Liens for Taxes on any assets of Bioblast or the Bioblast Subsidiaries.

(c)          No deficiency for any Tax has been asserted or assessed by any Tax Authority against Bioblast or any of the Bioblast Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

(d)          Bioblast and the Bioblast Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid in accordance with GAAP, as consistently applied by Bioblast.

(e)          Each of Bioblast and the Bioblast Subsidiaries has (i) complied in all material respects with all applicable legal requirements relating to the payment, reporting and withholding of (and payment on account of) Taxes, (ii) within the time and in the manner prescribed by applicable legal requirements, withheld from employee wages, consulting compensation or consideration payable to any independent contractor, supplier, shareholder or other third party and timely paid over to the proper Governmental Entities (or is properly holding for such timely payment) all material amounts required to be so withheld and paid over under all applicable legal requirements, and (iii) timely filed all material withholding Tax Returns, for all periods.

(f)          Neither Bioblast nor any of the Bioblast Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Bioblast and the Bioblast Subsidiaries).

(g)          Neither Bioblast nor any of the Bioblast Subsidiaries has (i) received a ruling from any Tax Authority or (ii) entered into any closing agreement with any Tax Authority with respect to any Tax year.

(h)          Neither Bioblast nor any of the Bioblast Subsidiaries is required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (a) an installment sale or open transaction or (b) a change in the accounting method of Bioblast or any of the Bioblast Subsidiaries pursuant to any applicable Tax Law.

(i)          No audits are presently pending with regard to any Taxes or Tax Returns of Bioblast or any of the Bioblast Subsidiaries. No notification has been received by Bioblast or any of the Bioblast Subsidiaries that an audit is pending or threatened with respect to any Taxes due from or with respect to or attributable to Bioblast or any of the Bioblast Subsidiaries or any Tax Return filed by or with respect to Bioblast or any of the Bioblast Subsidiaries.

(j)          All Tax deficiencies that have been claimed, proposed, assessed or asserted against Bioblast or any of the Bioblast Subsidiaries have been fully paid or finally settled.

(k)         There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against Bioblast or any of the Bioblast Subsidiaries.

(l)          Neither Bioblast nor any of the Bioblast Subsidiaries is a party to any material joint venture, partnership or other arrangement that is treated as a partnership for any Tax purposes.

(m)         Other than any Tax Returns that have not yet been required to be filed (taking into account any extensions), Bioblast has made available to Enlivex true, correct and complete copies of the Tax Returns, Tax opinions and legal memoranda, audit reports, letter rulings and similar documents for Bioblast or any of the Bioblast Subsidiaries for any jurisdiction for each of the taxable periods which is not yet time barred under the applicable statute of limitations.

(n)          Neither Bioblast nor any of the Bioblast Subsidiaries has received written notice of any claim made in the past three years by a Tax Authority in a jurisdiction where Bioblast or the Bioblast Subsidiary does not file Tax Returns, that Bioblast or the Bioblast Subsidiary is or may be subject to taxation by that jurisdiction. Bioblast has not received notice of, or any claim made by, a Governmental Entity that it has or has had a permanent or fixed establishment, branch, residence or other taxable presence, as defined in any applicable Tax treaty or Law, in any country outside its country of formation.

(o)          Neither Bioblast nor any of the Bioblast Subsidiaries has been a member of any affiliated group within the meaning of Section 1504(a) of the Code filing a consolidated tax return, or any similar affiliated; combined, unitary, aggregate or consolidated group for Tax purposes under state, local or non-U.S. law (other than a group the common parent of which is Bioblast), or has any liability for Taxes of any Person (other than Bioblast or the Bioblast Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. law as a transferee or successor, by contract or otherwise.

(p)          Neither Bioblast nor any of the Bioblast Subsidiaries has been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code within the past two years.

(q)          Neither Bioblast nor any of the Bioblast Subsidiaries has engaged in any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and of Treasury Regulation Section 1.6011-4(b)(2) or any similar provision of any state, local or non-U.S. Tax Law.

(r)           It is the present intention of Bioblast to continue, or to cause Enlivex to continue, Enlivex’s historic business (or at least one significant historic business line of Enlivex) following the Merger, or to use, or to cause Enlivex to use, at least a significant portion of Enlivex’s historic business assets in a business following the Merger, in each case within the meaning of Treasury Regulation Section 1.368-1(d).

(s)          Neither Bioblast nor any of the Bioblast Subsidiaries and Bioblast as a whole, has any current or accumulated earnings and profits.

(t)          All related party transactions involving Bioblast are in compliance with applicable transfer pricing laws and regulations, are at arm’s length and are documented and reported with a proper transfer pricing study, in each case in accordance with applicable Law (including Section 85A of the Israeli Tax Ordinance and the regulations thereunder).

(u)          Section 3.10(u) of the Bioblast Disclosure Letter lists all tax rulings, requests and approvals granted to Bioblast. Bioblast has conducted all aspects of its business in accordance with the terms and conditions of all tax rulings and tax concessions that were provided by any relevant taxing authority. Except as set forth in Section 3.10(u) of the Bioblast Disclosure Letter, Bioblast has not received any letter ruling from the IRS, the ITA (or any comparable ruling from any other Governmental Entity), and no request for such a ruling is currently pending.

(v)         Bioblast does not currently have a permanent establishment or other taxable presence (as determined pursuant to an applicable tax treaty or applicable Tax Law) in any country other than the country of its formation.

(w)         Neither Bioblast nor, to the Knowledge of Bioblast, any of the holders of Bioblast’s Ordinary Shares (with respect to the Ordinary Shares held by them) is subject to restrictions or limitations pursuant to Part E2 of the Israeli Tax Ordinance or pursuant to any tax ruling made in connection with the provisions of Part E2 of the Israeli Tax Ordinance.

(x)          Bioblast is duly registered for the purposes of Israeli value added tax (“VAT”) and has complied in all respects with all requirements concerning value added taxes. Bioblast (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it; (ii) has collected and timely remitted to the relevant tax authority all output VAT which it is required to collect and remit under any applicable Law; and (iii) has not refunded or deducted any amount of value added tax that it was not so entitled to deduct or refund.

(y)          Bioblast has not requested or received a ruling from the ITA or any Israeli Governmental Entity on behalf of itself or any of its employees or shareholders. Bioblast has not undertaken any transaction that required or will require special reporting in accordance with Sections 131D, 131E and 131(g) of the Israeli Tax Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting)(Temporary Provisions), 2006 regarding aggressive tax planning.

(z)          Bioblast is in compliance, in all material respects, with all terms and conditions of any tax exemptions, tax holiday or other tax reduction agreements, approvals or orders of any taxing authority. Bioblast has not been granted or has claimed any tax incentive under the laws of the State of Israel, including grants or claims of “approved enterprise”, “benefitted enterprise” or “preferred enterprise” status. To the Knowledge of Bioblast, there has been no indication from any Israeli taxing authority that the consummation of the transactions contemplated by this Agreement would adversely affect the ability of Bioblast to set off for Israeli tax purposes in the future any and all losses accumulated by Bioblast as of the Closing Date.

(aa)         Bioblast is not and has never been a real property corporation (Igud Mekarke’in) within the meaning Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963. There are no limitations on the utilization, as provided under applicable Israeli Law or any other applicable Law, of the net operating losses, built-in-losses, capital losses, Tax credits, or other similar items of Bioblast under any Israeli Law or under any other applicable Law.

(bb)         Bioblast has not at any time been a “controlled foreign corporation” as defined in Section 957 of the Code. For purposes of any determination under Section 965 of the Code, (i) the last taxable year of Bioblast which began before January 1, 2018 ended on a date prior to the Closing Date and (ii) no election under Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. law) has been filed with respect to direct or indirect interests in Bioblast.

Section 3.11         Employee Benefit Plans.

(a)          For purposes of this Agreement, “Bioblast Benefit Plan” shall mean each benefit or compensation plan, or program, including any bonus, incentive, deferred compensation, vacation, stock option, severance, employment, retention, salary continuation, change of control, retirement, pension, profit sharing or fringe benefit plan, or program, of any kind (whether written or oral, tax-qualified or non-tax qualified, funded or unfunded, foreign or domestic, active, frozen or terminated), that is sponsored, maintained or contributed to by Bioblast or (or required to be maintained or contributed to by Bioblast) for the benefit of current or former directors, officers or employees of, or consultants to, Bioblast or with respect to which Bioblast , directly or indirectly, has any liability. As of the date of this Agreement, Section 3.11(a) of the Bioblast Disclosure Letter contains a true and complete list of each Bioblast Benefit Plan.

(b)          Each Bioblast Benefit Plan is in compliance in all material respects with all applicable Laws, including the Employee Retirement Income Security Act of 1974 (“ERISA”), the Code, and the terms of such Bioblast Benefit Plan. Each Bioblast Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Code, and the trust forming a part thereof, has received a currently effective favorable determination letter from the Internal Revenue Service, or with respect to a pre-approved plan, can rely on an opinion letter from the Internal Revenue Service to the pre-approved plan sponsor, to the effect that such Bioblast Benefit Plan is so qualified with respect to its form and that the plan and the trust related thereto qualify in form to be exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination or opinion letter has been revoked, no revocation has been threatened and Bioblast is aware of no event occurring after the date of such determination that could reasonably be expected to cause the revocation of such letter or result in the loss of such qualification. No condition exists that is reasonably likely to subject Bioblast or any Bioblast ERISA Affiliate to any direct or indirect liability under Title IV of ERISA or to a civil penalty under Section 502(j) of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, or 4980B of the Code or other liability with respect to the Bioblast Benefit Plans, in each case that would, individually or in the aggregate, reasonably be expected to result in material liability to Bioblast. There are no pending or, to Bioblast’s Knowledge, threatened, claims (other than routine claims for benefits or immaterial claims) by, on behalf of or against any of the Bioblast Benefit Plans except where such claims would not, individually or in the aggregate, reasonably be expected to result in material liability to Bioblast. No Bioblast Benefit Plan is, or within the last six (6) years has been, the subject of an examination or audit by a Governmental Entity and to Bioblast’s Knowledge, no fact or event exists or could reasonably be expected to give rise to any such investigation, audit or other administrative proceeding with respect to a Bioblast Benefit Plan. No Bioblast Benefit Plan that provides health insurance or medical coverage is self-funded or self-insured.

(c)          Neither Bioblast nor any Bioblast ERISA Affiliate has within the past six (6) years maintained, sponsored, contributed to, been required to contribute to or has or could reasonably be expected to have any liability with respect to any (i) “multiemployer plan” as defined in Section 4001(a)(3) of ERISA, (ii) “single employer pension plan” as defined in Section 4001(a)(15) of ERISA, (iii) “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, or (iv) “multiple employer plan” subject to Section 413(c) of the Code. Neither Bioblast nor any Bioblast ERISA Affiliate has any current or contingent liability or obligation with respect to any plan that is or was within the past six (6) years subject to Title IV of ERISA or Sections 412 or 430 of the Code.

(d)          There is no (i) unfair labor practice, labor dispute or labor arbitration proceeding pending or, to Bioblast’s Knowledge, threatened against or affecting Bioblast or any Bioblast Subsidiary or (ii) lockout, strike, slowdown, work stoppage or, to Bioblast’s Knowledge, threat thereof by or with respect to any employees of Bioblast or any Bioblast Subsidiary.

(e)          Except as provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Merger or the other Transactions (either alone or in conjunction with any other event) will (i) result in any payment becoming due to any current or former director or any employee or service provider of Bioblast or any Bioblast Subsidiary, (ii) increase any benefits otherwise payable under any Bioblast Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits, or (iv) result in the triggering or imposition of any restrictions or limitations on the rights of Bioblast to amend or terminate any Bioblast Benefit Plan.

(f)          Each Bioblast Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and administered in compliance with Section 409A of the Code and any proposed and final guidance promulgated under Section 409A of the Code No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from Bioblast or any Bioblast Subsidiary as a result of the imposition of any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(g)          Bioblast is, and at all relevant times has been, in compliance in all material respects with all applicable Laws and Orders with respect to labor relations, employment and employment practices, including occupational safety and health standards, terms and conditions of employment or services, payment of wages or other compensation, minimum wages, overtime, classification of employees, employment equality, age discrimination, immigration, visa, work status, human rights, pay equity and workers’ compensation, and is not engaged in any unfair labor practice. The employment or services of each former employee, consultant or contractor of Bioblast was terminated in material compliance with all applicable Laws, and Bioblast does not have, and would not reasonably be expected to have, any liability with respect to any such former employees, consultants or contractors for any such termination of employment or services.

(h)          Section 3.11(h) of the Bioblast Disclosure Letter sets forth a complete and correct list of all current employees of Bioblast, including their material terms of employment including their respective titles, current compensation (including base salary or wage rate, current target bonus entitlement and other incentive or contingent compensation), start date, service reference date (if different from the start date), date of birth, work location, vacation entitlement formula, amount of accrued but unused vacation, whether or not any such employee is on leave of absence (and if so the reason for absence and the expected date of return to work, if any), any Benefit Plans in which the employee is a Participant, and the rate at which Bioblast and the employee contribute to such Benefit Plan. Bioblast does not have any employees who work in Israel.

(i)          All individuals who are or were performing consulting or other services for the Company are or were correctly classified under all applicable Laws by the Company as either “independent contractors” (or comparable status in the case of a non-U.S. entity) or “employees” as the case may be, and, at the Closing Date, with respect to those individuals still performing consulting services for Bioblast as of the Closing Date, such individuals will qualify for such classification and would not be entitled to the rights of an employee of Bioblast. All individuals who are or were classified as “employees” of Bioblast are or were correctly classified under all applicable Laws by Bioblast, as exempt or non-exempt from overtime payments, as the case may be. Except as otherwise required by Law, there is no former director, officer, employee, independent contractor or consultant of Bioblast who is receiving or is scheduled to receive (or whose spouse or other dependent is receiving or is scheduled to receive) any benefits (whether from Bioblast or otherwise) relating to such former service provider’s relationship with Bioblast, nor does any current employee of Bioblast have any rights or entitlements from the that relate to a period of employment or engagement by any third party prior to his or her current employment with Bioblast.

Section 3.12         Internal Control. Bioblast has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of Bioblast’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that Bioblast’s receipts and expenditures are being made only in accordance with authorizations of Bioblast’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Bioblast’s assets that could have a material effect on Bioblast’s financial statements. Bioblast (a) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that all information required to be disclosed by Bioblast in the reports that it will file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Bioblast’s management as appropriate to allow timely decisions regarding required disclosure and (b) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to Bioblast’s auditors and the board of directors of Bioblast (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect Bioblast’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Bioblast’s internal control over financial reporting. Since January 1, 2018, none of Bioblast, Bioblast’s auditors, the Bioblast Board or the audit committee of the Bioblast Board has received any oral or written notification of any matter set forth in the preceding clause (i) or (ii).

Section 3.13         Compliance with Laws; Licenses.

(a)          The businesses of each of Bioblast and the Bioblast Subsidiaries have been conducted in compliance with all federal, state, local or foreign laws, statutes, ordinances, rules, regulations, judgments, orders, Injunctions, arbitration awards, agency requirements, licenses and permits of all Governmental Entities (each, a “Law” and collectively, “Laws”) in all material respects. No investigation or review by any Governmental Entity with respect to Bioblast or any of the Bioblast Subsidiaries is pending or, to Bioblast’s Knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same. As of the date hereof, to the Knowledge of Bioblast and the Bioblast Subsidiaries, no condition or state of facts exists that is reasonably likely to give rise to a violation of, or a liability or default under any applicable Law. Each of Bioblast and the Bioblast Subsidiaries has all governmental permits, authorizations, registrations, waivers, licenses, franchises, variances, exemptions and orders issued or granted by a Governmental Entity and all other authorizations, consents, certificates of public convenience and/or necessity and approvals issued or granted by a Governmental Entity (collectively, “Licenses” and the terms “Bioblast Licenses” and “Enlivex Licenses” will mean Licenses of Bioblast or any of the Bioblast Subsidiaries or Enlivex, respectively) necessary to conduct its business as presently conducted.

(b)          Bioblast and each of the Bioblast Subsidiaries are in material compliance with (i) their respective obligations under each of the Bioblast Licenses and (ii) the rules and regulations of the Governmental Entity issuing such Bioblast Licenses. There is not pending or, to Bioblast’s Knowledge, threatened by or before any Governmental Entity any material proceeding, notice of violation, order of forfeiture or complaint or investigation against Bioblast or any of the Bioblast Subsidiaries relating to any of the Bioblast Licenses. To the Knowledge of Bioblast and the Bioblast Subsidiaries, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation, in any material respect, of any term, condition or provision of any Bioblast License, and to the Knowledge of Bioblast and the Bioblast Subsidiaries, there are no facts or circumstances which could form the basis for any such default or violation. The actions of the applicable Governmental Entities granting all Bioblast Licenses have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to Bioblast’s Knowledge, threatened, any material application, petition, objection or other pleading with any Governmental Entity that challenges or questions the validity of or any rights of the holder under any Bioblast License.

Section 3.14         Material Contracts.

(a)          Section 3.14(a) of the Bioblast Disclosure Letter sets forth a complete list of each currently effective Contract to which Bioblast or any of its Subsidiaries is a party or by which it is bound as of the date of this Agreement (each, a “Bioblast Material Contract”):

(i)          that is a material contract as defined in Item 4 of the Instruction as to Exhibits on Form 20-F;

(ii)         relating to leases of real property;

(iii)        for the purchase of materials, supplies, goods, services, equipment or other assets for annual payments by Bioblast or any of Bioblast’s Subsidiaries of, or pursuant to which in the last year Bioblast or any of its Subsidiaries paid, in the aggregate, $50,000 or more;

(iv)        for the sale of materials, supplies, goods, services, equipment or other assets for annual payments to Bioblast or any of its Subsidiaries of, or pursuant to which in the last year Bioblast or any of its Subsidiaries received, in the aggregate, $50,000 or more;

(v)         (a) any pledge, security agreement, deed of trust or other Contracts that impose a Lien on any of Bioblast’s or any of its Subsidiaries’ assets; (b) loan or credit agreement, indenture, debenture, note or other Contracts that create, incur or guarantee any Indebtedness, or (C) Contracts under which Bioblast or any of its Subsidiaries assumes, or otherwise becomes liable for, the obligations of any other Person;

(vi)        that relates to any partnership, joint venture, strategic alliance or other similar Contract;

(vii)       relating to Indebtedness or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), except for Contracts relating to Indebtedness in an amount not exceeding $25,000 in the aggregate;

(viii)      each Bioblast Benefit Plan and any severance or change-in-control Contracts;

(ix)         which by its terms limits in any material respect (i) the localities, market or business in which all or any significant portion of the business and operations of Bioblast or Bioblast’s Subsidiaries or, following the consummation of the Transactions, the business and operations of Surviving Company, Bioblast or any Affiliate of Bioblast, is or would be conducted, (ii) the Persons Bioblast or any of its existing or future Subsidiaries, may hire (other than Contracts with contract research organizations or other contractors or vendors that provide services to Bioblast in the ordinary course of Bioblast’s business and that contain provisions that prevent Bioblast from soliciting or hiring any personnel of such contract research organizations or such other contractors or vendors), (iii) the Persons to whom Bioblast or any of its existing or future Subsidiaries may sell products or deliver services, or (iv) the scope of the business and operations of Bioblast and its Subsidiaries, taken as a whole;

(x)          providing for the grant by or to Bioblast of any license to or under any Intellectual Property Rights, other than (i) Contracts where the grant by or to Bioblast of any such license pursuant to such Contract is not material to Bioblast or its business, (ii) Contracts where the Intellectual Property Rights licensed thereunder are licensed on a non-exclusive basis by or to a contractor, service provider or collaborator of Bioblast in the context of such contractor, service provider or collaborator rendering research and development services to Bioblast or for the benefit of Bioblast, and (iii) Contracts where the Intellectual Property Rights licensed thereunder are licensed on a non-exclusive basis for research and the scope of the license to such Intellectual Property Rights does not include the right to practice or use such Intellectual Property Rights to sell or commercialize any product;

(xi)         containing any grant by Bioblast or any of its Subsidiaries to any Person of any express license to market or commercialize any product, including under any Patents (including any covenants not to sue);

(xii)       containing any royalty, dividend or similar arrangement based on the revenues or profits of Bioblast or any of its Subsidiaries;

(xiii)      with any Governmental Entity or a subcontractor to any Governmental Entity in connection with such Bioblast Material Contract;

(xiv)      any Contract with (a) an executive officer or director of Bioblast or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) an owner of more than five percent (5%) of the voting power of the outstanding capital stock of Bioblast or (c) to the Knowledge of Bioblast, any “related party” (within the meaning of Item 7.B of Form 20-F ) of any such officer, director or owner (other than Bioblast or its Subsidiaries) (each, a “Bioblast Related Party Agreement”);

(xv)       any agreement that gives rise to any material payment or benefit as a result of the performance of this Agreement or any of the other Transactions;

(xvi)      relating to the acquisition or disposition of any material interest in, or any material amount of, securities, property or assets of Bioblast or any of its Subsidiaries or any other Person, or for the grant to any Person of any preferential rights to purchase any such securities, property or assets;

(xvii)     any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from Bioblast or any of its Subsidiaries in excess of $50,000;

(xviii)    establishing powers of attorney or agency agreements; and

(xix)       other than as set forth elsewhere on Section 3.14(a) of the Bioblast Disclosure Letter, and excluding customary confidentiality and non-disclosure agreements, all other Contracts that are material to the business or operations of Bioblast and its Subsidiaries and commitments or agreements to enter into any of the foregoing.

(b)          Bioblast has delivered or made available to Enlivex accurate and complete copies of all Bioblast Material Contracts, including all amendments thereto. There are no Bioblast Material Contracts that are not in written form. Neither Bioblast nor any Subsidiary of Bioblast has, nor to Bioblast’s Knowledge, has any other party to a Bioblast Material Contract materially breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any Bioblast Material Contract. As to Bioblast and Bioblast’s Subsidiaries, as of the date of this Agreement, each Bioblast Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. The consummation of the Transactions will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from Bioblast, any Subsidiary of Bioblast, or the Surviving Company to any Person under any Bioblast Material Contract or give any Person the right to terminate or alter the provisions of any Bioblast Material Contract. No Person (A) is renegotiating any material amount paid or payable to Bioblast or any of its Subsidiaries under any Bioblast Material Contract or any other material term or provision of any Bioblast Material Contract or (B) has provided notice to Bioblast or any of its Subsidiaries that it intends to terminate any Bioblast Material Contract or with respect to any breach or default in any material respect of any Bioblast Material Contract.

Section 3.15         Environmental Liability.

(a)          Each of Bioblast and the Bioblast Subsidiaries possesses and is in compliance with all Environmental Permits necessary in all material respects to conduct its businesses and operations as currently conducted.

(b)          Each of Bioblast and the Bioblast Subsidiaries is in compliance and have complied in all material respects with all applicable Environmental Laws, and neither Bioblast nor any Bioblast Subsidiary has received any (A) communication from any Governmental Entity or other Person that alleges that Bioblast or any Bioblast Subsidiary has violated or is liable under any Environmental Law in any material respect or (B) written request for material information pursuant to Section 104(e) of the U.S. Comprehensive Environmental Response, Compensation and Liability Act or similar state statute concerning the disposal of Hazardous Materials.

(c)          There are no Environmental Claims pending or, to Bioblast’s knowledge, threatened against Bioblast or any of the Bioblast Subsidiaries and neither Bioblast nor any of the Bioblast Subsidiaries has contractually retained or assumed any liabilities or obligations that would reasonably be expected to result in any Environmental Claim against Bioblast or any of the Bioblast Subsidiaries nor there is any circumstance involving Bioblast or any of its Subsidiaries that would reasonably be expected to result in Environmental Claim.

(d)          Releases. There have been no Releases of, or exposure to, any Hazardous Materials that would reasonably be expected result in any Environmental Claim or liability.

(e)          Definitions.

(i)          “Environmental Claims” means any and all administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, Liens, investigations, proceedings or notices of noncompliance or violation by any Governmental Entity or other Person alleging responsibility or liability (including responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution, indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (x) the presence, Release of, or exposure to, any Hazardous Materials at any location or (y) any failure to comply with any Environmental Law or Environmental Permit.

(ii)         “Environmental Laws” means all Laws issued, promulgated or entered into by or with any Governmental Entity relating to pollution or protection of the environment (including ambient air, surface water, groundwater, soils or subsurface strata) or, as it relates to the environment, the Release of or exposure to hazardous or toxic materials or protection of worker health from such exposure, including the rules and regulations of the Israeli Licensing of Businesses Regulations (Disposal of Hazardous Substances), 1990; the Israeli Hazardous Substances Law, 1993; the Israeli Hazardous Substances Regulations (Disposal of Radioactive Waste), 2002; Hazardous Substances Regulations (Implementation of Provisions of the Montreal Protocol), (Amendment), 2009’ the Israeli Clean Air Law, 2008; the Israeli Public Health Regulation (Systems for Drinking Water Pools), 1983; The Israeli Abatement of Nuisances Law, 1961; the European Union Directive 2002/96/EC on waste electrical and electronic equipment and the European Union Directive 2002/95/EC on the restriction or use of hazardous substances.

(iii)        “Environmental Permits” means all Licenses required under applicable Environmental Laws.

(iv)        “Hazardous Materials” means all hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls (“PCBs”) or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes that in relevant form or concentration are regulated pursuant to any Environmental Law and shall include “hazardous substances” as defined in the Israeli Hazardous Substances Law, 1993 or under any applicable Environmental Law.

(v)         “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

Section 3.16         Takeover Laws. There are no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulations (each, a “Takeover Statute”) or any takeover-related provision in the Bioblast Charter applicable to the Merger or the other Transactions.

Section 3.17         Affiliate Transactions. Except as disclosed in Bioblast’s most recently filed annual report on Form 20-F and in Section 3.17 of the Bioblast Disclosure Letter, as of the date of this Agreement, there are no transactions, Contracts or understandings between Bioblast or any of the Bioblast Subsidiaries, on the one hand and (i) any holder of any Equity Interest in Bioblast or any of Bioblast Subsidiaries, on the other hand, or (ii) any of Bioblast’s other Affiliates (other than wholly owned Bioblast Subsidiaries), on the other hand, in the case of this clause (ii), that would be considered a “transaction” under Item 7.B of Form 20-F.

Section 3.18         Intellectual Property.

(a)          Each of Bioblast and the Bioblast Subsidiaries owns, or has a valid license to use, free and clear of all Liens, all Intellectual Property Rights used in the operation of their respective businesses as currently conducted (collectively, the “Bioblast IP Rights”) and such (i) ownership or (ii) right to use the Bioblast IP Rights will not be affected by the execution, delivery and performance of this Agreement or the consummation of the Merger and the other Transactions. All material issued Patents, registered Trademarks and registered copyrights included in the Registered IP owned by Bioblast or any of the Bioblast Subsidiaries are currently subsisting and, valid and enforceable. To Bioblast’s Knowledge, none of the patents underlying the Bioblast IP Rights which are not owned by Bioblast or any of the Bioblast Subsidiaries are (i) invalid or (ii) subject third party invalidity claims.

(b)          (i) To the Knowledge of Bioblast, the conduct of the business as currently conducted and as presently proposed to be conducted by Bioblast and the Bioblast Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third Person, and there has been no such claim, action or proceeding asserted or, to Bioblast’s Knowledge, threatened against Bioblast or any of the Bioblast Subsidiaries or any indemnitee thereof, (ii) there is no claim, action or proceeding pending against Bioblast, any of the Bioblast Subsidiaries or, to Bioblast’s Knowledge, any indemnitee of Bioblast, and, to Bioblast’s knowledge, there is no claim, action or proceeding threatened against Bioblast, any of the Bioblast Subsidiaries or any indemnitee of Bioblast, in each case concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property Rights claimed to be owned or held by Bioblast or any of the Bioblast Subsidiaries or used or alleged to be used in the business of Bioblast or any of the Bioblast Subsidiaries; (iii) none of Bioblast or any of the Bioblast Subsidiaries have filed or threatened in writing any claim against any third Person alleging that such Person infringes any Bioblast IP Right; and (iv) to Bioblast’s knowledge, no third Person is infringing any Bioblast IP Right.

(c)          Bioblast and each of the Bioblast Subsidiaries has taken commercially reasonable precautions, consistent with customary practice in their industry, to protect and maintain the confidentiality of nonpublic information relating to material Bioblast IP Rights, including material inventions, trade secrets, know-how and other proprietary rights of Bioblast and the Bioblast Subsidiaries (“Confidential Bioblast IP”). None of Bioblast or any of the Bioblast Subsidiaries has disclosed any Confidential Bioblast IP to any third Person (except in the ordinary course of business consistent with past practice and subject to obligations of confidence).

(d)          (i) Bioblast and the Bioblast Subsidiaries have complied in all material respects with (A) all of their respective stated privacy policies, programs and other similar notices and (B) to the Knowledge of Bioblast, all data protection, privacy and other applicable Laws that concern the collection, retention, storage, recording, processing, transfer, sharing or other disposition or use of any personally identifiable information; and (ii) there have not been any incidents of data security breaches, including any breaches of software, hardware, databases, computer equipment or other information technology.

(e)          Section 3.18(e) of the Bioblast Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all options or licenses of any kind relating to Intellectual Property Rights granted to Bioblast or any of the Bioblast Subsidiaries (other than software licenses for commercially available off the shelf software and except pursuant to employee proprietary inventions agreements (or similar employee agreements)). All obligations for payment of monies currently due and payable by Bioblast or any of the Bioblast Subsidiaries in connection with such options, rights, licenses or interests have been satisfied in a timely manner.

(f)          Section 3.18(f) of the Bioblast Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of registered Intellectual Property owned by Bioblast or its Subsidiaries, including all patents and applications therefor, registered trademarks and applications therefor, domain name registrations (if any) and copyright registrations (if any). The patent applications listed in Section 3.18(f) of the Bioblast Disclosure Letter that are owned by Bioblast or any of the Bioblast Subsidiaries are pending and have not been abandoned and have been and continue to be timely prosecuted. All patents, registered trademarks and applications therefor owned by Bioblast or any of the Bioblast Subsidiaries as of the date of this Agreement (or, with respect to patents, registered trademarks and applications therefor licensed by Bioblast or any of the Bioblast Subsidiaries as of the date of this Agreement, to Bioblast’s Knowledge as of the date of this Agreement) have been duly registered and/or filed with or issued by each appropriate Governmental Entity in the jurisdiction indicated in Section 3.18(f) of the Bioblast Disclosure Letter, all related necessary affidavits of continuing use have been (or, with respect to licenses as of the date of this Agreement, to Bioblast’s Knowledge have been) timely filed, and all related necessary maintenance fees have been (or, with respect to licenses as of the date of this Agreement, to Bioblast’s Knowledge have been) timely paid to continue all such rights in effect. None of the patents listed in Section 3.18(f) of the Bioblast Disclosure Letter that are owned by Bioblast or any of the Bioblast Subsidiaries has (and no such patents that are licensed to Bioblast or any of the Bioblast Subsidiaries has to the Bioblast’s Knowledge) expired or been declared invalid, in whole or in part, by any Governmental Entity. None of the trademarks or trademark applications listed in Section 3.18(f) of the Bioblast Disclosure Letter that are owned by Bioblast or any of the Bioblast Subsidiaries are (and no such trademarks or trademark applications that are licensed to Bioblast or any of the Bioblast Subsidiaries are to the Knowledge of Bioblast) involved in or the subject of any ongoing oppositions, cancellations or other proceedings. None of the patents or patent applications listed in Section 3.18(f) of the Bioblast Disclosure Letter that are owned by Bioblast or any of the Bioblast Subsidiaries are (and no such patents or patent applications that are licensed to Bioblast or any of the Bioblast Subsidiaries are to the Knowledge of Bioblast) involved in or the subject of any material ongoing interferences, oppositions, reissues, reexaminations or other proceedings, including ex parte and post-grant proceedings, in the United States Patent and Trademark Office or in any foreign patent office or similar administrative agency. Each inventor named on the patents and patent applications listed in Section 3.18(f) of the Bioblast Disclosure Letter that are owned by Bioblast or any of the Bioblast Subsidiaries has executed an agreement assigning his, her or its entire right, title and interest in and to such patent or patent application, and the inventions embodied and claimed therein, to Bioblast or any of the Bioblast Subsidiaries, or in the case of licensed patents, to the appropriate owners.

(g)          To the Knowledge of Bioblast, no current or former employee or consultant of Bioblast or any of the Bioblast Subsidiaries owns any rights in or to any Intellectual Property Rights owned by, licensed to, or used in the business of Bioblast or any of the Bioblast Subsidiaries. All current and former employees and consultants of Bioblast or any of the Bioblast Subsidiaries who contributed to the discovery, creation or development of any Intellectual Property Rights owned by or used in the business of Bioblast or any of the Bioblast Subsidiaries (a) did so (i) within the scope of his or her employment such that it constituted a work made for hire and all Intellectual Property Rights arising therefrom became the exclusive property of Bioblast or any of Bioblast Subsidiaries, as applicable, or (ii) pursuant to a written agreement, assigned all of his or her Intellectual Property Rights arising therein to Bioblast or any of the Bioblast Subsidiaries, as applicable, and (b) expressly and irrevocably waived for the benefit of Bioblast and the Bioblast Subsidiaries all ownership in any such Intellectual Property Rights, as well as the right to receive additional compensation for such Intellectual Property Rights, and no additional compensation or royalties are due to any employee or consultant for the use of any such Intellectual Property Rights by Bioblast and each of the Bioblast Subsidiaries. All amounts payable by Bioblast and each of the Bioblast Subsidiaries to all Persons involved in the research, development, conception or reduction to practice of any Bioblast IP Rights have been paid in full, and no additional compensation or royalties are due to any current or former employee for the use of any Intellectual Property Rights of the Bioblast, including pursuant to Section 134 to the Israeli Patents Law – 1967. Any Person who has contributed to the creation, invention, modification or improvement of any Intellectual Property Rights of Bioblast, in whole or in part, has explicitly waived any and all moral rights, including within the meaning of such term in the Israeli Copyright Act – 2007, with respect to the Intellectual Property of Bioblast.

(h)          No government funding, or facilities or resources of a university, college, other educational institution or research center, was used in the creation or development of any Intellectual Property Rights of Bioblast. No current or former employee, consultant or independent contractor, in each case who was involved in, or who contributed to, the creation or development of any Intellectual Property Rights of Bioblast, has performed services for or was employed by or otherwise affiliated with any Governmental Entity, any university, college, or other educational institution, or any research or medical center, or any entity affiliated with a Governmental Entity, during (or for the one-year period preceding) a period of time during which such employee, consultant or independent contractor was also performing services used in the creation or development of any Intellectual Property Rights of Bioblast. Bioblast is not a party to any Contract, license or agreement with any Governmental Entity that grants to such Governmental Entity any right or license with respect to any Intellectual Property Rights of Bioblast, other than as granted in the ordinary course of business pursuant to a non-exclusive license to any software.

Section 3.19         Title to Assets. Each of Bioblast and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected in the Bioblast SEC Reports; and (b) all other assets reflected in the books and records of Bioblast or any of its Subsidiaries as being owned by Bioblast or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by Bioblast or any of its Subsidiaries free and clear of any Liens.

Section 3.20         Real Property; Leasehold. Neither Bioblast nor any of its Subsidiaries owns or has ever owned any real property. Bioblast has made available to Enlivex (a) an accurate and complete list of all real properties with respect to which Bioblast directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Bioblast or any of its Subsidiaries, and (b) copies of all leases under which any such real property is possessed, each of which is in full force and effect, with no existing material default thereunder. Bioblast’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and Bioblast has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Liens. Bioblast has not received written notice from its landlords or any Governmental Entity that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties.

Section 3.21         Compliance with Laws; Regulatory Compliance.

(a)          Each of Bioblast and its Subsidiaries is in compliance in all material respects, with all Laws. No investigation or review by any Governmental Entity with respect to Bioblast or any of its Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same.

(b)          Each of Bioblast and its Subsidiaries and their respective employees and agents hold all permits, certificates, licenses, variances, registrations, exemptions, orders, consents and approvals from the U.S. Food and Drug Administration (the “FDA”) and any other Governmental Entity that is concerned with the quality, identity, strength, purity, safety, efficacy or manufacturing of Bioblast products (any such Governmental Entity, a “Bioblast Regulatory Agency”) necessary for the lawful operation of the businesses of Bioblast and each of its Subsidiaries as currently conducted (the “Bioblast Permits”), including all authorizations required under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”) and the regulations of the FDA promulgated thereunder, and the Public Health Service Act of 1944, as amended (the “PHSA”). Section 3.21(b) of the Bioblast Disclosure Letter sets forth a list of all material Bioblast Permits as of the date of this Agreement. All such Bioblast Permits are valid, and in full force and effect. There has not occurred any material violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, under any Bioblast Permit. Each of Bioblast and each of its Subsidiaries is in compliance in all material respects with the terms of all Bioblast Permits, and no event has occurred that, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Bioblast Permit.

(c)          None of Bioblast or its Subsidiaries nor any director, officer, employee, agent or Representative thereof, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto, or for any other Bioblast Regulatory Agency to invoke a similar policy. None of Bioblast or its Subsidiaries nor any director, officer, employee, agent or Representative thereof, has engaged in any activity prohibited under U.S. federal or state criminal or civil health care Laws (including without limitation the U.S. federal Anti-Kickback Statute, Stark Law, False Claims Act, Health Insurance Portability and Accountability Act, in each case, as amended, and any comparable state Laws), or the regulations promulgated pursuant to such Laws (each, a “Health Care Law”). There is no civil, criminal, administrative or other proceeding, notice or demand pending, received or threatened against Bioblast or any of its Subsidiaries that relates to an alleged violation of any Health Care Law. None of Bioblast or any of its Subsidiaries nor any director, officer, employee, agent, subcontractor or Representative thereof, has been convicted of any crime or engaged in any conduct for which debarment is or exclusion mandated by 21 U.S.C. sec. 335a(a), 42 U.S.C. sec. 1320a-7(a) or any similar Law, or authorized by 21 U.S.C. sec. 335a(b), 42 U.S.C. sec. 1320a-7(b) or any similar Law, or exclusion, or disqualification under applicable Law. There are no consent decrees (including plea agreements) or similar actions to which Bioblast or any of its Subsidiaries or any director, officer, employee, agent or Representative thereof, are bound or which relate to Bioblast products or services.

(d)          Each of Bioblast and its Subsidiaries is and has been in compliance in all material respects with all applicable statutes, rules, regulations, decrees, writs and orders of the FDA and any other Bioblast Regulatory Agency with respect to the labeling, advertising, storing, testing, development, manufacture, packaging and distribution of Bioblast products. All pre-clinical and clinical studies conducted by Bioblast or its Subsidiaries have been and are being conducted in compliance in all material respects with applicable licenses and Laws, including, without limitation, the applicable requirements of the FDA’s current Good Manufacturing Practices, Good Laboratory Practices and Good Clinical Practices, Informed Consent requirements, other applicable requirements contained in 21 CFR Parts 312, 50, 54, 56 and 11, and any applicable clinical trial protocol.

(e)          There are no proceedings pending or threatened with respect to a violation or alleged violation by Bioblast or any of its Subsidiaries of any rules and regulations of any applicable Governmental Entities or regulatory bodies (including without limitation, the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other legislation or regulation promulgated by any other Bioblast Regulatory Agency). All applications, submissions, information and data utilized by Bioblast or any of its Subsidiaries as the basis for, or submitted by or on behalf of Bioblast or any of its Subsidiaries in connection with any and all requests for a Bioblast Permit relating to Bioblast or any of its Subsidiaries, when submitted to the FDA or other Bioblast Regulatory Agency, were true, correct and complete in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or other Bioblast Regulatory Agency. No data generated by Bioblast or any of its Subsidiaries with respect to Bioblast products or services is the subject of any action, either pending or threatened, by any Bioblast Regulatory Agency relating to the truthfulness or scientific adequacy or integrity of such data.

(f)          None of Bioblast or its Subsidiaries nor any of the Representatives, licensors, licensees, assignors or assignees thereof has received any notice that the FDA or any other Bioblast Regulatory Agency or third party has initiated, or threatened to initiate, any action to recall, suspend or otherwise restrict the development or manufacture of any Bioblast product. None of Bioblast or any of its Subsidiaries is in receipt of written notice of, or is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, investigation, civil or criminal proceeding, hearing, suit, demand, claim, complaint, inquiry, proceeding, or other compliance or enforcement action relating to any Bioblast products or services, including with respect to their development, manufacturing, labeling, advertising, storing, or testing, from any Governmental Entity, Bioblast Regulatory Agency or other third party. There is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action.

(g)          Bioblast and its Subsidiaries have made available to Enlivex true, correct and complete copies of any and all applications, approvals, licenses, written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA or other Bioblast Regulatory Agency, including documents that indicate or suggest lack of compliance with the regulatory requirements of the FDA or other Bioblast Regulatory Agency. Bioblast and its Subsidiaries have made available to Enlivex for review all material correspondence to or from the FDA or other Bioblast Regulatory Agency, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA or other Bioblast Regulatory Agency, and all other documents concerning communications to or from the FDA or other Bioblast Regulatory Agency, or prepared by the FDA or other Bioblast Regulatory Agency or which bear in any way on Bioblast’s or any of its Subsidiaries’ compliance with regulatory requirements of the FDA or any other Bioblast Regulatory Agency.

Section 3.22         Anti-Corruption Laws. None of Bioblast or any of its Subsidiaries or any of their respective directors, officers, employees or agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, Title 5 of the Israeli Penalty Law (Bribery Transactions), the Israeli Prohibition on Money Laundering Law, 2000, or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Corruption Laws”). Neither Bioblast nor any of its Subsidiaries is or has been the subject of any investigation or inquiry by any Governmental Entity with respect to potential violations of Anti-Corruption Laws.

Section 3.23         Fairness Opinion. Prior to the execution of this Agreement, the Bioblast Board has received the oral opinion (to be confirmed in writing) of Bioblast’s Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications, restrictions and limitations upon the review undertaken by Bioblast’s Financial Advisor in preparing its opinion, the Merger Consideration to be paid by Bioblast in the Merger pursuant to this Agreement is fair, from a financial point of view, to the shareholders of Bioblast] (the “Bioblast Fairness Opinion”). Such Bioblast Fairness Opinion has not been amended or rescinded as of the date of this Agreement. Copies of the written opinion of Bioblast’s Financial Advisor will be delivered to Enlivex for informational purposes only reasonably promptly following receipt thereof by Bioblast.

Section 3.24         Insurance. Section 3.24 of the Bioblast Disclosure Letter contains a complete and accurate list of all policies of fire, liability, workers’ compensation, title and other forms of insurance owned, held by or otherwise applicable, as of the date of this Agreement, to the assets, properties or operations of Bioblast and the Bioblast Subsidiaries, and Bioblast has heretofore made available to Enlivex and its Representatives a complete and accurate copy of all such policies, including all occurrence based policies applicable to the assets, properties or operations of Bioblast and the Bioblast Subsidiaries for all periods prior to the Effective Time. All such policies (or substitute policies with substantially similar terms and underwritten by insurance carriers with substantially similar or higher ratings) are valid and subsisting and in full force and effect in accordance with their terms, all premiums with respect thereto covering all periods up to and including the Effective Time have been paid, and no notice of cancellation or termination (or any other threatened termination) has been received with respect to any such policy. Such policies are sufficient for compliance by Bioblast and the Bioblast Subsidiaries with (i) all requirements of applicable Law and (ii) all Contracts to which any of Bioblast or any of the Bioblast Subsidiaries is a party, and each of Bioblast and each of the Bioblast Subsidiaries has complied in all material respects with the provisions of such policy under which Bioblast or such Bioblast Subsidiary, as applicable is an insured party. Neither Bioblast nor any of the Bioblast Subsidiaries is in default under any of such insurance policies, and there exists no event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default thereunder. Neither Bioblast nor any of the Bioblast Subsidiaries has been refused any insurance or suffered the cancellation of any insurance with respect to the assets, properties or operations of Bioblast or such Bioblast Subsidiary, as applicable, by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last five (5) years. There are no pending or, to the Knowledge of Bioblast, threatened material claims under any insurance policy.

Section 3.25         Books and Records. The minute books of Bioblast and the Bioblast Subsidiaries made available to Enlivex prior to the date hereof accurately and adequately reflect in all material respects all action previously taken by the respective shareholders, Boards of Directors and committees of the Boards of Directors of Bioblast and the Bioblast Subsidiaries. The copies of the stock book records of Bioblast and the Bioblast Subsidiaries made available to Enlivex prior to the date hereof are true, correct and complete and accurately reflect all transactions effected in Bioblast Capital Stock and in the capital stock of the Bioblast Subsidiaries through and including the date hereof.

Section 3.26         Grants and Subsidies. Neither Bioblast nor any of the Bioblast Subsidiaries has as of the date of this Agreement (i) applied for, accepted or become subject to any requirement or obligation relating to any grants, incentives (including tax incentives), benefits, funding, loan, support, exemptions, qualifications and subsidies or similar benefits from any Governmental Entity or from other bi- or multi-national grant programs (each a “Governmental Grant” and collectively “Governmental Grants”) or (ii) amended or terminated, or waived any material right or remedy related to, any Governmental Grant.

Section 3.27         No Other Representations or Warranties; Reliance. Except for the representations and warranties contained in this Agreement, none of Bioblast, any of its Subsidiaries, Bioblast’s Affiliates nor any other Person makes any express or implied representation or warranty on behalf of Bioblast, its Subsidiaries or Bioblast’s Affiliates or any other Person, and each of Bioblast, its Subsidiaries and Bioblast’s Affiliates hereby disclaims any such representation or warranty whether by Bioblast, its Subsidiaries or its Affiliates. Bioblast has not relied and is not relying on any statement, representation or warranty, oral or written, express or implied, made by Enlivex or any of its Affiliates or Representatives, except as expressly set forth in Article IV and those certificates delivered by Enlivex pursuant to this Agreement.

Article IV
Representations and Warranties of Enlivex

Except as disclosed in the disclosure letter (the “Enlivex Disclosure Letter”) delivered by Enlivex to Bioblast concurrently with the execution of this Agreement, Enlivex hereby represents and warrants to Bioblast and Merger Sub as follows:

Section 4.01         Corporate Organization.

(a)          Enlivex is a company (i) duly organized and validly existing under the laws of the State of Israel and (ii) is not a “defaulting company” as defined under the Companies Law. Enlivex has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, be material.

(b)          A true and complete copy of the Enlivex Charter has previously been made available to Bioblast.

(c)          Enlivex has no Subsidiaries.

Section 4.02         Capitalization.

(a)          Authorized and Issued Shares.

(i)          Enlivex’s authorized share capital is NIS 3,885,000, consisting of 245,000,000 Enlivex Ordinary Shares, 65,000,000 Enlivex Preferred A Shares, 72,000,000 Enlivex Preferred B Shares and 65,000,000 Enlivex Preferred C Shares (collectively, the “Enlivex Capital Stock”). As of the date of this Agreement, (1) 72,488,316 Enlivex Ordinary Shares were issued and outstanding, (2) 63,201,175 Enlivex Preferred A Shares were issued and outstanding, (3) 28,377,032 Enlivex Preferred B Shares were issued and outstanding, (4) 10,746,444 Enlivex Preferred C Shares were issued and outstanding, (5) 782,849 Enlivex Ordinary Shares were reserved and available for issuance pursuant to the Enlivex Therapeutics Ltd. Global Share Incentive Plan (2014) (the “Enlivex 2014 Plan”), (5) options to purchase 36,917,968 Enlivex Ordinary Shares were granted pursuant to the Enlivex 2014 Plan (the “Enlivex Options”), and (6) 37,626,655 warrants to purchase Enlivex Shares were outstanding, entitling the holders thereof, upon exercise, to receive an aggregate of 995,685 Enlivex Ordinary Shares and 36,630,670 Enlivex Preferred B Shares (collectively, the “Enlivex Warrants”). Except as set forth in the second sentence of this Section 4.02(a)(i), no other Equity Interests of Enlivex were issued, reserved for issuance or outstanding, and Enlivex has no other options, warrants, calls, pre-emptive rights, subscriptions or other rights, Contracts, arrangements or commitments of any kind, including any shareholder rights plan, relating to, or the value of which is determined in reference to, the issued or unissued Enlivex Shares (or any other Equity Interest of Enlivex), obligating Enlivex to issue, transfer or sell, or cause to be issued, transferred or sold, any Equity Interests of Enlivex. All of the issued and Enlivex Shares are and, at the time of issuance, all such shares that may be issued upon the exercise Enlivex Options and Enlivex Warrants will be, duly authorized and validly issued and fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Companies Law, the Enlivex Charter or any Contract to which Enlivex is a party or by which it is otherwise bound.

(ii)         As of the date of this Agreement, except as set forth in the second sentence of Section 4.02(a)(i) and except for Enlivex Options and Enlivex Warrants, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of Enlivex to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Interests of Enlivex. There are not any outstanding obligations of Enlivex to directly or indirectly redeem, repurchase or otherwise acquire any Equity Interests in Enlivex. Enlivex is not a party to any agreement with respect to the voting of any share capital or voting securities of, or other Equity Interests in, Enlivex.

(iii)        Section 4.02(a)(iii) of the Enlivex Disclosure Letter sets forth a complete and correct list of all Enlivex Options which specify (A) each Enlivex Option outstanding as of the date hereof, (B) the name of the holder thereof, (C) the grant date, (D) the date upon which each Enlivex Option would normally be expected to expire absent termination of employment or other acceleration, (E) the number of Enlivex Ordinary Shares issuable thereunder, (F) the vesting schedule, (G) the number of Enlivex Options that are vested as of the date of this Agreement and the number of Enlivex Options that are unvested, (H) the exercise price, and (I) whether each such Enlivex Option was granted and is subject to Tax pursuant to Section 3(i) of the Israeli Tax Ordinance or Section 102. Except as set forth in Section 4.02(a)(iii) of the Enlivex Disclosure Letter, no benefits under the Enlivex 2014 Plan will accelerate in connection with the Transactions. The Enlivex 2014 Plan and each other option plan and other incentive plan of Enlivex are qualified under Section 102 of the Israeli Tax Ordinance, and all actions necessary to maintain the qualification of the Enlivex 2014 Plan and each such other option plan or other incentive plan under Section 102 of the Israeli Tax Ordinance have been taken including the approval of the Enlivex 2014 Plan by the ITA.

(iv)        Enlivex has made available to Bioblast a complete and correct list of all Enlivex Warrants outstanding as of the date hereof, which list includes, with respect to each such Enlivex Warrant, the (A) holder of such Enlivex Warrant, (B) the exercise price (if applicable), (C) the number and type of Enlivex Shares underlying such security and (D) the date of issuance.

(b)          No bonds, debentures, notes or other Indebtedness, or securities convertible into or exchangeable for, or other rights to acquire, any such bonds, debentures, notes or other Indebtedness, of Enlivex having the right to vote on any matters on which shareholders may vote (“Enlivex Voting Debt”) are issued or outstanding.

(c)          Enlivex does not own, beneficially or of record, directly or indirectly any Equity Interests in any Person, nor does Enlivex have any Contract or other obligation requiring that Enlivex acquire any Equity Interest in any Person.

Section 4.03         Authority; No Violation.

(a)          Enlivex has full corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other Transactions and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly approved and adopted by the Enlivex Board (at meetings duly called and held or pursuant to a unanimous written consent). The Enlivex Board has determined that this Agreement and the Merger and the other Transactions are in the best interests of Enlivex and its shareholders and that considering the financial position of Enlivex and Merger Sub and subject to the consummation of this Agreement and the other Transactions, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Enlivex to its creditors, has adopted this Agreement and recommended that its shareholders vote in favor of the approval of this Agreement, the Merger and the other Transactions and has directed that a meeting of Enlivex’s shareholders be duly convened for such purpose (the “Enlivex Shareholders Meeting”). Except for the approval of this Agreement, the Merger and the other Transactions by the Enlivex Board, which has been obtained, and the holders of a majority of the outstanding Enlivex Shares, including holders of a majority of the outstanding Enlivex Preferred A Shares, at least 66% of the outstanding Enlivex Preferred B Shares and at least 51% of the outstanding Enlivex Preferred C Shares (together, the “Enlivex Shareholder Approval”), no other corporate proceedings on the part of Enlivex or any other vote by the holders of any class or series of Enlivex Shares are necessary to approve or adopt this Agreement or to consummate the Merger and the other Transactions (except for the filing of the appropriate merger documents and obtaining a Merger Certificate as required by the Companies Law, including as set forth in Section 6.04). This Agreement has been duly and validly executed and delivered by Enlivex and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of Enlivex, enforceable against Enlivex in accordance with its terms, subject to the Enforceability Exceptions.

(b)          Neither the execution and delivery of this Agreement by Enlivex nor the consummation by Enlivex of the Merger or the other Transactions, nor compliance by Enlivex with any of the terms or provisions of this Agreement, will (i) violate any provision of the Enlivex Charter or (ii) assuming that the consents, approvals and filings referred to in Section 4.04 are duly obtained and/or made, (A) violate any Injunction or any statute, code, ordinance, rule, regulation, judgment, order, writ or decree applicable to Enlivex or any of its assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Enlivex under, any of the terms, conditions or provisions of any Contract, note, bond, mortgage, indenture, deed of trust, Enlivex License, lease, agreement or other instrument or obligation to which Enlivex is a party, or by which they or any of their respective properties or assets may be bound or affected.

Section 4.04         Consents and Approvals. Except for (a) the obtaining of the Certificate of Merger from the Israeli Registrar of Companies pursuant to the Companies Law, (b) compliance with notices and filings, if any, under any Antitrust Laws of any applicable jurisdiction, (c) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of Bioblast Ordinary Shares constituting the Merger Consideration, (d) any filings required under the rules and regulations of Nasdaq, (e) the IIA Notice, no consents, approvals of, filings or registrations with, or orders, and (f) obtaining the Israeli Tax Ruling, no authorizations or authority of any Governmental Entity are necessary in connection with (i) the execution and delivery by Enlivex of this Agreement, and (ii) the consummation by Enlivex of the Transactions.

Section 4.05         Reports. Enlivex has timely filed all submissions, reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2017 with the Regulatory Agencies, and has paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such report, registration, schedule, form, statement or other document, or to pay such fees or assessments would not, individually or in the aggregate, reasonably be expected to be material to Enlivex.

Section 4.06         Financial Statements.

(a)          Section 4.06(a) of the Enlivex Disclosure Letter includes true and complete copies of Enlivex’s (i) unaudited balance sheet as of June 30, 2018 and the related unaudited statements of operations, cash flows and changes in shareholders’ equity as of and for the three and six months ended June 30, 2018 and (ii) audited balance sheet as of December 31, 2017 and December 31, 2016, and the related audited statements of operations, cash flows and changes in shareholder’ equity for the years ended December 31, 2017 and December 31, 2016, together with the notes thereto and the reports and opinions of Enlivex’s independent auditor relating thereto, prepared in accordance with GAAP (such financial statements described in the immediately preceding clauses (i) and (ii), collectively, the “Enlivex Financial Statements”). The Enlivex Financial Statements (i) complied, or will comply as to form in all material respects prior to the Effective Time, with the published rules and regulations of the SEC with respect thereto (ii) were prepared and will be prepared, as the case may be, in all material respects in accordance with GAAP applied on a consistent basis (unless otherwise noted therein) throughout the periods indicated and (iii) fairly present, in all material respects, the financial condition, the cash flows and operating results of Enlivex as of the dates and for the periods indicated therein (except that the unaudited financial statements do not contain footnotes and are subject to normal and recurring year-end adjustments, which will not, individually or in the aggregate, be material).

(b)          Enlivex maintains adequate disclosure controls and procedures designed to ensure that material information relating to Enlivex is made known to the Chief Executive Officer of Enlivex by others within Enlivex.

(c)          None of Enlivex, or any director, officer, employee, or internal or external auditor of Enlivex has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, that Enlivex has engaged in questionable accounting or auditing practices.

(d)          During the periods covered by the Enlivex Financial Statements, there have been no: (i) changes in the internal control over financial reporting of Enlivex that have materially affected, or are reasonably likely to materially affect, Enlivex’s internal control over financial reporting; (ii) significant deficiencies and material weaknesses in internal accounting controls utilized by Enlivex; (iii) instances of fraud, whether or not material, involving the management of Enlivex or other employees of Enlivex who have a role in the preparation of financial statements or the internal accounting controls utilized by Enlivex, or (iv) claims or allegations regarding any of the foregoing.

(e)          Except (i) for those liabilities that are reflected or reserved against on Enlivex’s balance sheet as of June 30, 2018 or the notes thereto included in the Enlivex Financial Statements, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2018 and (iii) for liabilities and obligations incurred in connection with this Agreement, Enlivex does not have any liabilities that, individually or in the aggregate, are material to Enlivex.

(f)          Enlivex has duly paid when due (according to the original payment schedule thereof) all principal and interest payments on account of any of its Indebtedness.

(g)          Enlivex is not a party to, nor does it have any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between Enlivex, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any off-balance sheet arrangement, which, the case of any of the foregoing, would (if Enlivex were subject to the reporting requirements of Section 13a of the Exchange Act) be required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K.

Section 4.07         Advisors’ Fees. None of Enlivex, or any of its officers or directors has employed any Advisor, or incurred any liability for any broker’s fees, commissions, finder’s fees or other Advisor fees, in connection with the Merger or other Transactions.

Section 4.08         Absence of Certain Changes or Events.

(a)          Since January 1, 2018, through the date of this Agreement, no event or events or development or developments have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Enlivex.

(b)          Except in connection with the execution and delivery of this Agreement and the Transactions, from January 1, 2018, through the date of this Agreement, Enlivex has carried on its business in all material respects in the ordinary course, consistent with past practice.

Section 4.09         Legal Proceedings.

(a)          Except as set forth in Section 4.09(a) of the Enlivex Disclosure Letter, Enlivex is not a party to any, and there are no pending or, to Enlivex’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations or reviews of any nature against Enlivex or, to Enlivex’s Knowledge, any of the directors, officers or employees of Enlivex in their capacity as such. Since the date of its incorporation, Enlivex has not settled or compromised any proceeding or claim, whether filed or threatened, which settlement or compromise is or was material to Enlivex.

(b)          Except as set forth in Section 4.09(b) of the Enlivex Disclosure Letter, there is no Injunction, judgment or regulatory restriction imposed upon Enlivex or the assets of Enlivex.

Section 4.10         Taxes and Tax Returns.

(a)          Enlivex has timely filed with the proper Tax Authority, taking into account any extensions, all material Tax Returns required to be filed by it, and all such Tax Returns are accurate and complete in all material respects. All material Taxes required to be paid by Enlivex (whether or not shown on any Tax Return) on or before the Closing Date have been timely paid, other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings, have not been finally determined and have been adequately reserved against in accordance with GAAP.

(b)          There are no Liens for Taxes on any assets of Enlivex.

(c)          No deficiency for any Tax has been asserted or assessed by any Tax Authority against Enlivex which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

(d)          Enlivex has provided adequate reserves in its financial statements for any Taxes that have not been paid in accordance with GAAP, as consistently applied by Enlivex.

(e)          Enlivex has (i) complied in all material respects with all applicable legal requirements relating to the payment, reporting and withholding of (and payment on account of) Taxes, (ii) within the time and in the manner prescribed by applicable legal requirements, withheld from employee wages, consulting compensation or consideration payable to any independent contractor, supplier, shareholder or other third party and timely paid over to the proper Governmental Entities (or is properly holding for such timely payment) all material amounts required to be so withheld and paid over under all applicable legal requirements, and (iii) timely filed all material withholding Tax Returns, for all periods.

(f)          Enlivex has not been an “Approved Enterprise” or “Benefited Enterprise” under Israel’s Law for the Encouragement of Capital Investment, 1959.

(g)         Except as set forth in Section 4.10(g) of the Enlivex Disclosure Letter, Enlivex is not a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement.

(h)         Enlivex has not (i) received a ruling from any Tax Authority or (ii) entered into any closing agreement with any Tax Authority with respect to any Tax year.

(i)          Enlivex is not required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (a) an installment sale or open transaction or (b) a change in the accounting method of Enlivex pursuant to any applicable Tax Law.

(j)          No audits are presently pending with regard to any Taxes or Tax Returns of Enlivex. No notification has been received by Enlivex that an audit is pending or threatened with respect to any Taxes due from or with respect to or attributable to Enlivex or any Tax Return filed by or with respect to Enlivex.

(k)         All Tax deficiencies that have been claimed, proposed, assessed or asserted against Enlivex have been fully paid or finally settled.

(l)          There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against Enlivex.

(m)        Enlivex is not a party to any material joint venture, partnership or other arrangement that is treated as a partnership for any Tax purposes.

(n)         Other than any Tax Returns that have not yet been required to be filed (taking into account any extensions), Enlivex has made available to Bioblast true, correct and complete copies of the Israeli Tax Returns, and Tax opinions and legal memoranda, audit reports, letter rulings and similar documents, for Enlivex for any jurisdiction for each of the taxable periods which is not yet time barred under the applicable statute of limitations.

(o)         Enlivex has not received written notice of any claim made by a Tax Authority in a jurisdiction where Enlivex does not file Tax Returns, that Enlivex is or may be subject to taxation by that jurisdiction. Enlivex has not received notice of, or any claim made by, a Governmental Entity that it has or has had a permanent or fixed establishment, branch, residence or other taxable presence, as defined in any applicable Tax treaty or Law, in any country outside its country of formation.

(p)         Enlivex is not nor has it ever been a “real estate corporation” as defined under the Israeli Real Estate Taxation Law (Betterment and Purchase) -1963, or a “United States real property holding corporation” as defined under Section 897 of the Code.

(q)         Enlivex has not been a member of any affiliated group within the meaning of Section 1504(a) of the Code filing a consolidated tax return, or any similar affiliated; combined, unitary, aggregate or consolidated group for Tax purposes under state, local or non-U.S. law (other than a group the common parent of which is Enlivex), or has any liability for Taxes of any Person (other than Enlivex) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. law as a transferee or successor, by contract or otherwise.

(r)          Enlivex has not been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code within the past two years.

(s)          Enlivex has not engaged in any “listed transaction,” as defined in Section 6707A(c)(2) of the Code or Treasury Regulation Section 1.6011-4(b)(2) or any similar provision of any state, local or non-U.S. Tax Law.

(t)          Enlivex has (i) complied in all material respects with all applicable legal requirements concerning VAT, including with respect to the making on time of accurate returns and payments and the maintenance of records, (ii) collected and timely remitted to the relevant Taxing Authority all output value added Tax which it was required to collect and remit under any applicable Law and (iii) has not received a refund for input-value added Tax for which it is not entitled under any applicable Law. Enlivex has never made any exempt transaction, and, there are no circumstances by reason of which it would be reasonably expected that there might not be a full entitlement to credit for all VAT chargeable on supplies and acquisitions received and imports made (or agreed or deemed to be received or made) by them. Enlivex is duly registered for VAT purposes.

(u)          Enlivex has no current or accumulated earnings and profits.

(v)         Enlivex has not (i) undertaken any transaction which required or will require special reporting in accordance with the Israeli Income Tax Regulations (Tax Planning Requiring Reporting) (Temporary Provisions), 2006 regarding aggressive tax planning, (ii) has obtained an "Opinion", as defined under section 131D of the Israeli Tax Ordinance or (iii) has taken a "Reportable Position" as defined under Section 131E of the Israeli Tax Ordinance. Enlivex is in compliance with all transfer pricing requirements in all jurisdictions in which any of them do business. Enlivex is not subject to restrictions or limitations pursuant to Part E2 of the Israeli Tax Ordinance pursuant to any Tax ruling made in connection with the provisions of Part E2. Section 4.10(v) of the Enlivex Disclosure Letter lists each Tax incentive, subsidy or benefit granted to or enjoyed by Enlivex under the laws of Israel, the period for which such Tax incentive, subsidy or benefit applies, and the nature of such Tax incentive.

(w)          Enlivex (A) has not at any time been a controlled foreign corporation as defined in Section 957 of the Code, (B) has not at any time been a “passive foreign investment company” within the meaning of Section 1297 of the Code, and (C) does not have a permanent establishment (within the meaning of an applicable Tax Law) or otherwise has an office or fixed place of business in a country other than the country in which it is organized. For purposes of any determination under Section 965 of the Code, (i) the last taxable year of Enlivex which began before January 1, 2018 ended on a date prior to the Closing Date and (ii) no election under Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. law) has been filed with respect to direct or indirect interests in Enlivex.

Section 4.11         Employee Benefit Plans; Employees.

(a)          For purposes of this Agreement, “Enlivex Benefit Plan” shall mean each benefit or compensation plan, or program, including any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, golden parachute, retention, salary continuation, change of control, retirement, pension, profit sharing or fringe benefit plan, or program, of any kind (whether written or oral, tax-qualified or non-tax qualified, funded or unfunded, foreign or domestic, active, frozen or terminated), that is sponsored, maintained or contributed to by Enlivex (or required to be maintained or contributed to by Enlivex) for the benefit of current or former directors, officers or employees of, or consultants to Enlivex or with respect to which Enlivex, directly or indirectly, has any liability. Section 4.11(a) of the Enlivex Disclosure Letter contains a true and complete list of each Enlivex Benefit Plan. Each Enlivex Benefit Plan may be amended or terminated without liability to Enlivex at any time on or after the Closing Date. Enlivex has no plan or commitment to establish any new Enlivex Benefit Plan or to modify any Enlivex Benefit Plan (except to the extent required by applicable Law, as previously disclosed to Bioblast in writing), or is required by this Agreement. No Enlivex employee is subject to U.S. federal or state income tax, and no Enlivex Benefit Plan is subject to or governed by ERISA or is intended to be qualified under the Section 401(a) of the Code.

(b)          Each Enlivex Benefit Plan is in compliance in all material respects with all applicable Laws and the terms of such Enlivex Benefit Plan. There are no pending or to Enlivex’s Knowledge, threatened, claims (other than routine claims for benefits or immaterial claims) by, on behalf of or against any of the Enlivex Benefit Plans or any trusts related thereto except where such claims would not, individually or in the aggregate, reasonably be expected to result in material liability to Enlivex. No Enlivex Benefit Plan is, or within the last six (6) years has been, the subject of an examination or audit by a Governmental Entity or the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance or similar program and to Enlivex’s Knowledge, no fact or event exists or could reasonably be expected to give rise to any such investigation, audit or other administrative proceeding. Except as required by applicable Laws, no Enlivex Benefit Plan provides health, life or disability benefits to any current or former employees or service providers or their beneficiaries following termination of employment or service or after retirement.

(c)          Enlivex has made available to Bioblast or to Bioblast’s counsel true and complete copies of the following documents relating to the Enlivex Benefit Plans: (i) if the Enlivex Benefit Plan has been reduced to writing, a current copy of the plan documents together with all amendments thereto; (ii) if applicable, any trust agreements.

(d)          There is no (i) unfair labor practice, labor dispute or labor arbitration proceeding pending or, to Enlivex’s Knowledge, threatened against or affecting Enlivex, or (ii) lockout, strike, slowdown, work stoppage or, to Enlivex’s Knowledge, threat thereof by or with respect to any employees of Enlivex.

(e)          Except as provided by this Agreement and except as set forth in Section 4.11(e) of the Enlivex Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Merger or the other Transactions (either alone or in conjunction with any other event) will (i) result in any payment or benefit becoming due to any current or former director or any employee or other service provider of Enlivex, (ii) increase any benefits otherwise payable under any Enlivex Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits or (iv) result in the triggering or imposition of any restrictions or limitations on the rights of Enlivex to amend or terminate any Enlivex Benefit Plan.

(f)          All individuals who are or were performing consulting or other services for Enlivex are or were correctly classified under all applicable Laws by Enlivex as either “independent contractors” (or comparable status in the case of a non-U.S. entity) or “employees” as the case may be, and, at the Closing Date, with respect to those individuals still performing consulting services for Enlivex as of the Closing Date, such individuals will qualify for such classification and would not be entitled to the rights of an employee of Enlivex.

(g)          Each Enlivex Benefit Plan that is or could be a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and administered in compliance with Section 409A of the Code and any proposed and final guidance promulgated under Section 409A of the Code. No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from Enlivex or any Enlivex Subsidiary as a result of the imposition of any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

Section 4.12         Internal Control. Enlivex has designed and maintains a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for internal purposes in accordance with GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of Enlivex’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that Enlivex’s receipts and expenditures are being made only in accordance with authorizations of Enlivex’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Enlivex’s assets that could have a material effect on Enlivex’s financial statements. Enlivex has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to Enlivex’s auditors and the Enlivex Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect Enlivex’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Enlivex’s internal control over financial reporting. Since January 1, 2018, none of Enlivex, Enlivex’s auditors, the Enlivex Board or the audit committee of the Enlivex Board has received any oral or written notification of any matter set forth in the preceding clause (i) or (ii).

Section 4.13         Compliance with Laws; Licenses.

(a)          The business of Enlivex has been conducted in compliance with all Laws in all material respects. No investigation or review by any Governmental Entity with respect to Enlivex is pending or, to Enlivex’s Knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same. To the Knowledge of Enlivex, no condition or state of facts exists that is reasonably likely to give rise to a violation of, or a liability or default under any applicable Law. Except as set forth in Section 4.13(a) of the Enlivex Disclosure Letter, Enlivex has all Licenses necessary to conduct its business as presently conducted.

(b)          Enlivex is in material compliance with (i) its obligations under each of the Enlivex Licenses and (ii) the rules and regulations of the Governmental Entity issuing such Enlivex Licenses. There is not pending or, to Enlivex’s Knowledge, threatened by or before any Governmental Entity any material proceeding, notice of violation, order of forfeiture or complaint or investigation against Enlivex relating to any of the Enlivex Licenses. To the Knowledge of Enlivex, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation, in any material respect, of any term, condition or provision of any Enlivex License, and to the Knowledge of Enlivex, there are no facts or circumstances which could form the basis for any such default or violation. The actions of the applicable Governmental Entities granting all Enlivex Licenses have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to Enlivex’s Knowledge, threatened, any material application, petition, objection or other pleading with any Governmental Entity that challenges or questions the validity of or any rights of the holder under any Enlivex License.

Section 4.14         Material Contracts.

(a)          Section 4.14(a) of the Enlivex Disclosure Letter sets forth a complete list of each currently effective Contract to which Enlivex is a party or by which it is bound as of the date of this Agreement (each, a “Enlivex Material Contract”):

(i)          relating to leases of real property;

(ii)         for the purchase of materials, supplies, goods, services, equipment or other assets (1) for annual payments by Enlivex, or pursuant to which in the last year Enlivex paid, in the aggregate, $50,000 or more or (2) that require, permit or contemplate any payments in any amounts by Enlivex at the Closing or at any time thereafter;

(iii)        for the sale of materials, supplies, goods, services, equipment or other assets (1) for annual payments to Enlivex, or pursuant to which in the last year Enlivex received, in the aggregate, $50,000 or more or (2) that require, permit or contemplate any payments in any amounts to Enlivex at the Closing or at any time thereafter;

(iv)        (a) any pledge, security agreement, deed of trust or other Contracts that impose a Lien on any of Enlivex’s assets; (b) loan or credit agreement, indenture, debenture, note or other Contracts that create, incur or guarantee any Indebtedness, or (C) Contracts under which Enlivex assumes, or otherwise becomes liable for, the obligations of any other Person

(v)         that relates to any partnership, joint venture, strategic alliance or other similar Contract;

(vi)        relating to Indebtedness or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), as well as all capitalized lease obligations, all guarantees and arrangements having the economic effect of a guarantee of Indebtedness of any Person, or all obligations or undertakings to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, except for Contracts relating to Indebtedness in an amount not exceeding $50,000 in the aggregate and that require the payment in full of such Indebtedness prior to the Closing;

(vii)       each Enlivex Benefit Plan and any severance or change-in-control Contracts;

(viii)      which by its terms limits in any material respect (i) the localities, market or business in which all or any significant portion of the business and operations of Enlivex or, following the consummation of the Transactions, the business and operations of Surviving Company or Enlivex, is or would be conducted, (ii) the Persons Enlivex, may hire, (iii) the Persons to which Enlivex may sell products or deliver services, or (iv) the scope of the business and operations of Enlivex, taken as a whole;

(ix)      in respect of any Enlivex Intellectual Property (1) that provides for annual payments of, or pursuant to which in the last year Enlivex paid or received, in the aggregate, $50,000 or more or (2) pursuant to which Enlivex will pay or receive any payments in any amounts at the Closing or at any time thereafter;

(x)         containing any grant by Enlivex to any Person of any express license to market or commercialize any product, including under any Patents (including any covenants not to sue);

(xi)        containing any royalty, dividend or similar arrangement based on the revenues or profits of Enlivex;

(xii)       with any Governmental Entity (including the IIA) or a subcontractor to any Governmental Entity in connection with such Enlivex Material Contract;

(xiii)      any Contract with (a) an executive officer or director of Enlivex or any of such executive officer’s or director’s immediate family members, (b) an owner of more than five percent (5%) of the voting power of the outstanding share capital of Enlivex or (c) to the Knowledge of Enlivex, any Person in which any such officer, director or owner has a “personal interest” (within the meaning of the Companies Law) ;

(xiv)      any agreement that gives rise to any material payment or benefit as a result of the performance of this Agreement or any of the other Transactions;

(xv)       relating to the acquisition or disposition of any material interest in, or any material amount of, securities, property or assets of Enlivex or any other Person, or for the grant to any Person of any preferential rights to purchase any of any such securities, property or assets;

(xvi)      any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from Enlivex in excess of $50,000.

(xvii)     providing for any minimum or guaranteed payments by Enlivex to any Person in excess of $25,000 annually;

(xviii)    establishing powers of attorney or agency agreements; and

(xix)      other than as set forth elsewhere on Section 4.14(a) of the Enlivex Disclosure Letter, and excluding customary confidentiality and non-disclose agreements, all other Contracts that are material to the business or operations of Enlivex and commitments or agreements to enter into any of the foregoing.

(b)          Enlivex has delivered or made available to Bioblast accurate and complete copies of all Enlivex Material Contracts, including all amendments thereto. There are no Enlivex Material Contracts that are not in written form. Enlivex has not, nor to Enlivex’s Knowledge, has any other party to an Enlivex Material Contract materially breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any Enlivex Material Contract. As to Enlivex, as of the date of this Agreement, each Enlivex Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. Except as set forth in Section 4.14(b) of the Enlivex Disclosure Letter, the consummation of the Transactions will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from Enlivex or the Surviving Company to any Person under any Enlivex Material Contract or give any Person the right to terminate or alter the provisions of any Enlivex Material Contract. No Person (A) is renegotiating any material amount paid or payable to Enlivex under any Enlivex Material Contract or any other material term or provision of any Enlivex Material Contract or (B) has provided notice to Enlivex that it intends to terminate any Enlivex Material Contract or with respect to any breach or default in any material respect of any Enlivex Material Contract.

Section 4.15         Environmental Liability.

(a)

(i)          Enlivex possesses and is in compliance with all Environmental Permits necessary in all material respects to conduct its businesses and operations as currently conducted.

(ii)         To the Knowledge of Enlivex, Enlivex is in compliance and has complied in all material respects with all applicable Environmental Laws, and Enlivex has not received any communication from any Governmental Entity or other Person that alleges that Enlivex has violated or is liable under any Environmental Law in any material respect.

(iii)        There are no Environmental Claims pending or, to Enlivex’s Knowledge, threatened against Enlivex, and Enlivex has not contractually retained or assumed any liabilities or obligations that would reasonably be expected to result in any Environmental Claim against Enlivex nor there is any circumstance involving Enlivex that would reasonably be expected to result in any Environmental Claim.

(b)          Releases. To the Knowledge of Enlivex, there have been no Releases of, or exposure to, any Hazardous Materials that would reasonably be expected to result in any Environmental Claim or liability.

Section 4.16         Takeover Laws. To Enlivex’s Knowledge, there are no Takeover Statutes applicable to the Merger or the other Transactions.

Section 4.17         Enlivex Information. The information relating to Enlivex that is provided by Enlivex or Enlivex’s Representatives for inclusion in the Proxy Statement, or in any other document filed with any other Regulatory Agency in connection with the Merger and the other Transactions, will not in the case of the Proxy Statement, at the date it is first furnished by Bioblast to the SEC or at the time of the Bioblast Shareholders’ Meeting or the Enlivex Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

Section 4.18         Affiliate Transactions. To Enlivex’s Knowledge, as of the date of this Agreement, there are no transactions, Contracts or understandings between Enlivex, on the one hand, and, on the other hand, either (i) any holder of Equity Interest in Enlivex or (ii) any of Enlivex’s other Affiliates, that would be required to be disclosed by Enlivex under Item 404 of Regulation S-K under the Securities Act if Enlivex were to be subject to such regulation.

Section 4.19         Intellectual Property.

(a)          Other than as set forth on Section 4.19(a) of the Enlivex Disclosure Letter, to Enlivex’s Knowledge, Enlivex, collectively, own, license or otherwise have the right to use, free and clear of all Liens, all Intellectual Property Rights used in the operation of its businesses as currently conducted (collectively, the “Enlivex IP Rights”) and such (i) ownership or (ii) right to use the Enlivex IP Rights will not be affected by the execution, delivery and performance of this Agreement or the consummation of the Merger and the other Transactions. All material issued Patents, registered Trademarks and registered copyrights included in the Registered IP owned by Enlivex are currently subsisting and valid and enforceable.

(b)          (i) To Enlivex’s Knowledge, the conduct of the business as currently conducted by Enlivex does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third Person, and there has been no such claim, action or proceeding asserted or, to Enlivex’s Knowledge, threatened against Enlivex or any indemnitee thereof; (ii) there is no claim, action or proceeding asserted or, to Enlivex’s Knowledge, threatened against Enlivex or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property Rights claimed to be owned or held by Enlivex or used or alleged to be used in the business of Enlivex; (iii) Enlivex has not filed or threatened in writing any claim against any third Person alleging that such Person infringes any Enlivex IP Right; and (iv) to Enlivex’s Knowledge, no third Person is infringing any Enlivex IP Right.

(c)          All amounts payable by Enlivex to all Persons involved in the research, development, conception or reduction to practice of any Enlivex IP Rights have been paid in full, and all employees of Enlivex have expressly and irrevocably waived the right to receive additional compensation for such Intellectual Property Rights, and no additional compensation or royalties are due to any employee for the use of any of Enlivex IP Rights, including pursuant to Section 134 of the Israeli Patents Law – 1967. All such Persons who have contributed to the creation, invention, modification or improvement of any Enlivex IP Rights, in whole or in part, have explicitly waived any and all moral rights with respect to the Enlivex IP Rights.

(d)          No funding, facilities or personnel of any Governmental Entity or university, college, research institute or other educational or medical institution have been or are being used, directly or indirectly, to develop or create, in whole or part, any Intellectual Property Rights claimed to be owned by Enlivex and no employee or consultant who was involved in, or who contributed to, the creation or development of any Intellectual Property Rights claimed to be owned by Enlivex performed services for any Governmental Entity, university, college, research institute or other educational or medical institution during a period of time during which such person was also performing services for Enlivex.

(e)          Enlivex has taken commercially reasonable precautions, consistent with customary practice in its industry, to protect and maintain the confidentiality of nonpublic information relating to material Enlivex IP Rights, including material inventions, trade secrets, know-how and other proprietary rights of Enlivex (“Confidential Enlivex IP”). Enlivex has not disclosed any Confidential Enlivex IP to any third Person (except in the ordinary course of business consistent with past practice and subject to obligations of confidence).

(f)          (i) Enlivex has complied in all material respects with (A) all of its stated privacy policies, programs and other similar notices and (B) to the Knowledge of Enlivex, all data protection, privacy and other applicable Laws (including Israel’s Protection of Privacy Law 5741-1981 and related regulations) that concern the collection, retention, storage, recording, processing, transfer, sharing or other disposition or use of any personally identifiable information and “information,” as defined by Israeli Laws, including, without limitation, the Israeli Privacy Protection Act 1981 and applicable Israeli judicial precedent defining such term (“Personal Information”), and (ii) there have not been any incidents of data security breaches, including any breaches of software, hardware, databases, computer equipment or other information technology. To the Knowledge of Enlivex, there is no complaint to, or any audit, proceeding, investigation (formal or informal) or claim currently pending against, Enlivex by any private party or any Governmental Entity, foreign or domestic, with respect to Personal Information. With respect to all Personal Information collected, stored, used, or maintained by or for Enlivex, Enlivex has at all times implemented reasonable security measures to ensure that such Personal Information is protected against loss and against unauthorized access, use, modification, and disclosure.

(g)          All databases, data compilations, and any collection deemed a database or regulated collection of data under applicable Laws owned, controlled, held or used by Enlivex and required to be registered have been properly registered, and the data therein has been used by Enlivex solely as permitted pursuant to such registrations.

(h)          Section 4.19(h) of the Enlivex Disclosure Letter (together with Section 4.14(a) of the Enlivex Disclosure Letter) sets forth a complete and accurate list as of the date hereof of all options or licenses of any kind relating to Intellectual Property Rights granted to Enlivex (other than software licenses for commercially available off the shelf software and except pursuant to employee proprietary inventions agreements (or similar employee agreements)) currently in effect or with ongoing material liabilities and obligations thereunder or that otherwise requires Enlivex to make any payments thereunder at any time after the Closing. All obligations for payment of monies currently due and payable by Enlivex in connection with such options, rights, licenses or interests have been satisfied in a timely manner.

(i)          Section 4.19(i) of the Enlivex Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of registered Intellectual Property owned by Enlivex, including all patents and applications therefor, registered trademarks and applications therefor, domain name registrations (if any) and copyright registrations (if any). The patent applications listed in Section 4.19(i) of the Enlivex Disclosure Letter that are owned by Enlivex are pending and have not been abandoned and have been and continue to be timely prosecuted. All patents, registered trademarks and applications therefor owned by Enlivex as of the date of this Agreement (or, with respect to patents, registered trademarks and applications therefor licensed by Enlivex as of the date of this Agreement, to Enlivex’s Knowledge as of the date of this Agreement) have been duly registered and/or filed with or issued by each appropriate Governmental Entity in the jurisdiction indicated in Section 4.19(i) of the Enlivex Disclosure Letter, all related necessary affidavits of continuing use have been (or, with respect to licenses as of the date of this Agreement, to Enlivex’s Knowledge have been) timely filed, and all related necessary maintenance fees have been (or, with respect to licenses as of the date of this Agreement, to Enlivex’s Knowledge have been) timely paid to continue all such rights in effect. None of the patents listed in Section 4.19(i) of the Enlivex Disclosure Letter that are owned by Enlivex have (and no such patents that are licensed to Enlivex have to the Enlivex’s Knowledge) expired or been declared invalid, in whole or in part, by any Governmental Entity. None of the trademarks or trademark applications listed in Section 4.19(i) of the Enlivex Disclosure Letter that are owned by Enlivex are (and no such trademarks or trademark applications that are licensed to Enlivex are to the Knowledge of Enlivex) involved in or the subject of any ongoing oppositions, cancellations or other proceedings. None of the patents or patent applications listed in Section 4.19(i) of the Enlivex Disclosure Letter that are owned by Enlivex are (and no such patents or patent applications that are licensed to Enlivex are to the Knowledge of Enlivex) involved in or the subject of any material ongoing interferences, oppositions, reissues, reexaminations or other proceedings, including ex parte and post-grant proceedings, in the United States Patent and Trademark Office or in any foreign patent office or similar administrative agency. Each inventor named on the patents and patent applications listed in Section 4.19(i) of the Enlivex Disclosure Letter that are owned by Enlivex has executed an agreement assigning his, her or its entire right, title and interest in and to such patent or patent application, and the inventions embodied and claimed therein to Enlivex or in the case of licensed patents, to the appropriate owners.

(j)          To the Knowledge of Enlivex, no current or former employee or consultant of Enlivex owns any rights in or to any Intellectual Property Rights owned by, licensed to, or used in the business of Enlivex. All current and former employees and consultants of Enlivex who contributed to the discovery, creation or development of any Intellectual Property Rights owned by or used in the business of Enlivex (a) did so (i) within the scope of his or her employment such that it constituted a work made for hire and all Intellectual Property Rights arising therefrom became the exclusive property of Enlivex, or (ii) pursuant to a written agreement, assigned all of his or her Intellectual Property Rights arising therein to Enlivex, and (b) expressly and irrevocably waived for the benefit of Enlivex all ownership in any such Intellectual Property Rights, as well as the right to receive additional compensation for such Intellectual Property Rights, and no additional compensation or royalties are due to any employee or consultant for the use of any such Intellectual Property Rights by Enlivex.

Section 4.20         Title to Assets. Enlivex owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected in the Enlivex Financial Statements; and (b) all other assets reflected in the books and records of Enlivex as being owned by Enlivex. All of such assets are owned or, in the case of leased assets, leased by Enlivex free and clear of any Liens.

Section 4.21         Real Property; Leasehold. Enlivex does not own any real property. Enlivex has made available to Bioblast (a) an accurate and complete list of all real properties with respect to which Enlivex directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Enlivex, and (b) copies of all leases under which any such real property is possessed, each of which is in full force and effect, with no existing material default thereunder. Enlivex’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and Enlivex has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Liens. Enlivex has not received written notice from its landlords or any Governmental Entity that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties.

Section 4.22         Compliance with Laws; Regulatory Compliance.

(a)          Enlivex is in compliance in all material respects with all Laws, and Enlivex has no material liability for failure to comply with any Law. No investigation or review by any Governmental Entity with respect to Enlivex is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same.

(b)          Enlivex has not, nor has any director, officer, employee, agent or Representative thereof, committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto, or for any other Governmental Entity that is concerned with the quality, identity, strength, purity, safety, efficacy, or manufacturing of Enlivex products (any such Governmental Entity, a “Enlivex Regulatory Agency”) to invoke any similar policy. No director, officer, employee, agent or Representative thereof, has engaged in any activity prohibited under any Health Care Law. There is no civil, criminal, administrative or other proceeding, notice or demand pending or threatened against Enlivex that relates to an alleged violation of any Health Care Law. No director, officer, employee, agent or Representative thereof, has been convicted of any crime or engaged in any conduct for which debarment or exclusion is mandated by 21 U.S.C. sec. 335a(a), 42 U.S.C. sec. 1320a-7(a) or any similar Law or authorized by 21 U.S.C. sec. 335a(b), 42 U.S.C. sec. 1320a-7(b) or any similar Law. There are no consent decrees (including plea agreements) or similar actions to which any director, officer, employee, agent or Representative thereof, are bound or which relate to Enlivex products or services.

(c)          Enlivex has complied in all material respects with all applicable statutes, rules, regulations, decrees, writs and orders of the FDA and any other Enlivex Regulatory Agency with respect to the labeling, advertising, storing, testing, development, manufacture, packaging and distribution of Enlivex products. All pre-clinical studies conducted by Enlivex have been and are being conducted in compliance in all material respects with applicable licenses and Laws, including, without limitation, the applicable requirements of the FDA’s current Good Manufacturing Practices, Good Laboratory Practices and Good Clinical Practices. Each clinical trial conducted by Enlivex has been and is being conducted in accordance with its clinical trial protocol, and in compliance in all material respects with all applicable Laws, including Good Clinical Practices, Informed Consent and all other applicable requirements contained in 21 CFR Parts 312, 50, 54, 56 and 11.

(d)          There are no proceedings pending or threatened with respect to a violation or alleged violation by Enlivex of any rules and regulations of any applicable Governmental Entities or regulatory bodies (including without limitation, the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other legislation or regulation promulgated by any other Enlivex Regulatory Agency). All applications, submissions, information and data utilized by Enlivex as the basis for, or submitted by or on behalf of Enlivex in connection with any and all requests for any permits, licenses, variances, registrations, exemptions, orders, consents or approvals relating to any Enlivex products or services, relating to Enlivex, when submitted to the FDA or other Enlivex Regulatory Agency, were true, correct and complete in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws were submitted to the FDA or other Enlivex Regulatory Agency. No data generated by Enlivex with respect to any Enlivex product is the subject of any action, either pending or threatened, by any Enlivex Regulatory Agency relating to the truthfulness or scientific adequacy or integrity of such data.

(e)          Enlivex has not received written notice of or is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, investigation, civil or criminal proceeding, hearing, suit, demand, claim, complaint, inquiry, proceeding, or other compliance or enforcement action relating to any Enlivex products or services. There is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action.

(f)          Enlivex has made available to Bioblast true, correct and complete copies of any and all documents received from the FDA or other Enlivex Regulatory Agency that indicate or suggest lack of compliance with the regulatory requirements of the FDA or other Enlivex Regulatory Agency, other than immaterial items that have been corrected.

(g)          Enlivex and its employees and agents hold all permits, certificates, licenses, variances, registrations, exemptions, orders, consents and approvals from the FDA and any other Enlivex Regulatory Agency necessary for the lawful operation of the businesses of Enlivex as currently conducted (the “Enlivex Permits”), including all authorizations required under the FDCA and the regulations of the FDA promulgated thereunder, and the PHSA. Section 4.22(g) of the Enlivex Disclosure Letter sets forth a list of all material Enlivex Permits as of the date of this Agreement. All such Enlivex Permits are valid, and in full force and effect. There has not occurred any material violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, under any Enlivex Permit. Enlivex is in compliance in all material respects with the terms of all Enlivex Permits, and no event has occurred that, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Enlivex Permit.

Section 4.23         Anti-Corruption Laws.

(a)          None of Enlivex or any of its directors, officers, employees or agents or any other Person acting on its behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Anti-Corruption Laws. To the Knowledge of Enlivex, Enlivex is not nor has it been the subject of any investigation or inquiry by any Governmental Entity with respect to potential violations of Anti-Corruption Laws.

Section 4.24         Insurance. Section 4.24 of the Enlivex Disclosure Letter contains a complete and accurate list of all policies of fire, liability, workers’ compensation, title and other forms of insurance owned, held by or otherwise applicable to the assets, properties or operations Enlivex and Enlivex has heretofore made available to Bioblast and its Representatives a complete and accurate copy of all such policies, including all occurrence based policies applicable to the assets, properties or operations of Enlivex for the period prior to the Effective Time (in each case, which are currently in force). All such policies (or substitute policies with substantially similar terms and underwritten by insurance carriers with substantially similar or higher ratings) are valid and subsisting and in full force and effect in accordance with their terms, all premiums with respect thereto covering the period up to and including the Effective Time have been paid, and no notice of cancellation or termination (or any other threatened termination) has been received with respect to any such policy. Such policies are sufficient, given the current state of Enlivex’s business, for compliance by Enlivex with (i) all requirements of applicable Law and (ii) all Contracts to which Enlivex is a party and Enlivex has complied in all material respects with the provisions of such policy under which Enlivex is an insured party. Enlivex is not in default under any of such insurance policies, and there exists no event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default thereunder. Enlivex has not been refused any insurance or suffered the cancellation of any insurance with respect to the assets, properties or operations of Enlivex by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last five (5) years. There are no pending or, to the Knowledge of Enlivex, threatened material claims under any insurance policy.

Section 4.25         Books and Records. The minute books of Enlivex made available to Bioblast prior to the date hereof accurately and adequately reflect in all material respects all material actions previously taken by the shareholders, Board of Directors and committees of the Board of Directors of Enlivex. The shareholders register of Enlivex made available to Bioblast prior to the date hereof is true, correct and complete, and accurately reflects the share capital following all transactions effected in Enlivex Shares through and including the date hereof.

Section 4.26         Grants and Subsidies. Section 4.26 of the Enlivex Disclosure Letter sets forth a complete and correct list of all pending and outstanding Governmental Grants from the State of Israel or any agency thereof, or from any other Governmental Entity, to Enlivex, including grants from the IIA. Enlivex has not received any Governmental Grant from the IIA, except as identified in such Section 4.26 of the Enlivex Disclosure Letter. Enlivex has made available to Bioblast complete and correct copies of all material documents requesting or evidencing Governmental Grants, or amendments thereto, submitted by Enlivex and of all letters of approval, and supplements and amendments thereto granted to Enlivex.

Section 4.27         No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, none of Enlivex, Enlivex’s Affiliates nor any other Person makes any express or implied representation or warranty on behalf of Enlivex, Enlivex’s Affiliates or any other Person, and each of Enlivex and Enlivex’s Affiliates hereby disclaims any such representation or warranty whether by Enlivex or its Affiliates. Enlivex has not relied and is not relying on any statement, representation or warranty, oral or written, express or implied, made by Bioblast or any of its Affiliates or Representatives, except as expressly set forth in Article III and those certificates delivered by Bioblast pursuant to this Agreement.

Section 4.28         Inapplicability of Section 328 of the Companies Law; No Controlling Shareholder. To Enlivex’s knowledge, no Person (or a group of Persons deemed one shareholder under the Companies Law) that currently is, or is expected to be, immediately prior to the Closing, a shareholder of Enlivex, shall become a “Controlling Shareholder” (being a Ba’al D’vukat Shlita) of Bioblast immediately upon Closing as a result of the consummation of the transactions contemplated by this Agreement.

Article V
Covenants Relating to Conduct of Business

Section 5.01         Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement pursuant to Section 8.01, except as required by Law, as expressly contemplated or permitted by this Agreement, as specifically set forth in Section 5.01 of the Bioblast Disclosure Letter or the Enlivex Disclosure Letter, as applicable, or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of Bioblast and Enlivex will, and will cause each of their respective Subsidiaries (if any) to, (a) conduct its business solely in the ordinary course of business, (b) keep available the services of current officers and employees and (c) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships. Notwithstanding the foregoing provisions of this Section 5.01, (i) neither party will take any action prohibited by Section 5.02 or Section 5.03, as applicable, in order to satisfy such party’s obligations under this Section 5.01 and (ii) each party shall be deemed not to have failed to satisfy its obligations under this Section 5.01 to the extent such failure resulted, directly or indirectly, from such party’s failure to take any action prohibited by Section 5.02 or Section 5.03, as applicable, where consent for such action hereunder was requested in writing and not given by the other party.

Section 5.02         Bioblast Forbearances. During the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement pursuant to Section 8.01, except as required by Law, as expressly contemplated or permitted by this Agreement and all attachments, schedules and exhibits thereto (including the CVR Agreement), as specifically set forth in Section 5.02 of the Bioblast Disclosure Letter or as consented to in writing by Enlivex (such consent not to be unreasonably withheld, conditioned or delayed), Bioblast will not, and will not permit any of the Bioblast Subsidiaries to:

(a)          incur any Indebtedness or make any loan or advance to any Person (other than advances of expenses to employees in the ordinary course of business) or enter into any swap or hedging transaction;

(b)          make, declare or pay any dividend, or make any other distribution (including interest) on, or directly or indirectly redeem, purchase or otherwise acquire, any Equity Interests, except (i) dividends paid by any of the Bioblast Subsidiaries to Bioblast or to any of its Subsidiaries, and (ii) Forfeitures and Cashless Settlements in connection with the Bioblast Stock Options outstanding as of the date hereof and (iii) the distribution of the CVR to holders of record of Bioblast Ordinary Shares as provided for in the CVR Agreement;

(c)          except (x) solely to the extent necessary to effect a reverse split of Bioblast Ordinary Shares in order to remain in compliance with Nasdaq listing rules (the “Reverse Split”), and (y) the issuance of Advisor Shares, reclassify, combine, split, subdivide or issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (i) any Equity Interests of Bioblast or any Bioblast Subsidiary or any Bioblast Voting Debt or (ii) any rights that are linked in any way to the price of any share capital of, or to the value of or of any part of, or to any dividends or distributions paid on any share capital of, Bioblast or any Bioblast Subsidiary, except pursuant to the exercise of Bioblast Stock Options or Bioblast Warrants outstanding as of the date of this Agreement;

(d)          (i) increase the compensation or benefits of any of its directors, officers or employees, or enter into, establish, amend or terminate any Bioblast Benefit Plan other than as required pursuant to the terms of such Bioblast Benefit Plan as in effect on the date of this Agreement, (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Bioblast Benefit Plan or (iii) hire any Person to be employed by Bioblast or any of the Bioblast Subsidiaries;

(e)          (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets in any transaction or series of transactions to any Person other than Bioblast or a Bioblast Subsidiary, other than in the ordinary course of business consistent with past practice, or (ii) cancel, release or assign to any such Person any material Indebtedness or any material claim held by Bioblast or any Bioblast Subsidiary, other than in the ordinary course of business consistent with past practice;

(f)          enter into any new line of business;

(g)          settle any claim, action or proceeding if such settlement would require any payment by Bioblast or any Bioblast Subsidiary of an amount in excess of $20,000 individually or $100,000 in the aggregate, or would obligate Bioblast or any Bioblast Subsidiary to admit any wrongdoing, to grant any material rights (other than agreement to pay the cash settlement amount agreed upon), to take any material action or impose any material restrictions or material liabilities on the business of Bioblast or any of the Bioblast Subsidiaries, or would not provide Bioblast and its Subsidiaries with a full release from any and all liability arising in connection with any such claim, action or proceeding;

(h)          directly or indirectly make, or agree to directly or indirectly make, any acquisition or investment whether by merger, consolidation, purchase of stock or securities, contributions to capital, property transfers, or by purchase of any property or assets of any other Person;

(i)          make any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate;

(j)          (i) amend the Bioblast Charter (or the organizational documents of any Bioblast Subsidiary), except as contemplated by Section 6.11 or otherwise as specifically set forth in this Agreement and except to the extent necessary to effect the Reverse Split and increase the authorized share capital of Bioblast in connection therewith, or (ii) otherwise take any action to exempt any Person (other than Enlivex), or any action taken by any such Person, from any Takeover Statute or similarly restrictive provisions of its organizational documents;

(k)          Amend, modify or waive any material right under any Bioblast Material Contract or enter into any Contract that would have been required to have been listed in Section 3.14(a) of the Bioblast Disclosure Letter on the date hereof (other than such amendments, modifications or waivers effected in the ordinary course of business consistent with past practice, which, in any case, is not materially adverse to Bioblast) other than any agreement that relates to the sale or licensing of the Trehalose Product Candidate;

(l)          (x) implement or adopt any material change in its Tax accounting or financial accounting policies, practices or methods, other than as may be required by applicable Law, GAAP or regulatory guidelines, (y) make, change or revoke any material Tax election or (z) apply for a Tax ruling;

(m)         fail to keep or cause to be kept its material existing insurance policies (or substantial equivalents) in such amounts substantially as in force as of the date hereof;

(n)          enter into, amend or modify in any material respect or terminate any Contracts relating to, or otherwise sell transfer or convey, any Intellectual Property Rights of Bioblast or any of its Subsidiaries or apply for or accept a government grant other than any Contract, action or governmental grant that relates to the sale or licensing of the Trehalose Product Candidate;

(o)          terminate, establish, adopt, amend or renew (or communicate any intention to take such action) any Bioblast Benefit Plan; or

(p)          agree, commit, resolve or propose to take any of the actions prohibited by this Section 5.02.

Notwithstanding the above, Bioblast is authorized to negotiate, enter into and close a Trehalose Transaction, anytime at or before the Effective Time; provided, however, that: (i) Bioblast shall not enter into a Trehalose Transaction without the consent of Enlivex, which consent shall not be unreasonably withheld, conditioned or delayed, further provided that the Enlivex Board may refuse, in writing, and upon providing reasonable detailed written explanation, that it has determined, in good faith, that such Trehalose Transaction would reasonably subject the Company to (a) material costs or expenses that the Enlivex Board reasonably believes may not be reimbursed under the CVR Agreement, (b) undertakings (including any material use of Company personnel) for which Bioblast may not be reimbursed or (c) any material liability for which Bioblast may not have sufficient recourse, including under the CVR Agreement; and (ii) Bioblast shall coordinate the timing of the closing of a Trehalose Transaction with Enlivex.

Section 5.03         Enlivex Forbearances. During the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement pursuant to Section 8.01, except as required by Law, as expressly contemplated or permitted by this Agreement, as specifically set forth in Section 5.03 of the Enlivex Disclosure Letter or as consented to in writing by Bioblast (such consent not to be unreasonably withheld, conditioned or delayed), Enlivex will not:

(a)          incur any Indebtedness in excess of $500,000 in the aggregate, or make any loan or advance to any Person (other than advances of expenses to employees in the ordinary course of business) or enter into any swap or hedging transaction;

(b)          make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any of its Equity Interests, except Forfeitures and Cashless Settlements in connection with Enlivex Options or Enlivex Warrants outstanding as of the date hereof;

(c)          other than the issuance of Series C Preferred Shares pursuant to the Series C Financing, reclassify, combine, split, subdivide or issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (i) any Equity Interests of Enlivex or any Enlivex Voting Debt or (ii) any rights that are linked in any way to the price of any share capital of, or to the value of or of any part of, or to any dividends or distributions paid on any share capital of, Enlivex, except pursuant to the exercise of Enlivex Options or Enlivex Warrants outstanding as of the date of this Agreement;

(d)          (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets in any transaction or series of transactions to any Person other than Enlivex, other than in the ordinary course of business consistent with past practice, or (ii) cancel, release or assign to any such Person any material Indebtedness or any material claim held by Enlivex, other than in the ordinary course of business consistent with past practice;

(e)          enter into any new line of business;

(f)          settle any claim, action or proceeding if such settlement would require any payment by Enlivex of an amount in excess of $200,000 individually or $400,000 in the aggregate, or would obligate Enlivex to admit any wrongdoing, to grant any material rights (other than agreement to pay the cash settlement amount agreed upon), to take any material action or impose any material restrictions or material liabilities on the business of Enlivex, or would not provide Enlivex with a full release from any and all liability arising in connection with any such claim, action or proceeding;

(g)        directly or indirectly make, or agree to directly or indirectly make, any acquisition or investment either by merger, consolidation, purchase of stock or securities, contributions to capital, property transfers, or by purchase of any property or assets of any other Person;

(h)         amend the Enlivex Charter in a manner that would reasonably be expected to prevent or hinder or delay the consummation of the Transactions;

(i)          (x) implement or adopt any material change in its Tax accounting or financial accounting policies, practices or methods, other than as may be required by applicable Law or GAAP or regulatory guidelines or (y) make, change or revoke any material Tax Election;

(j)          fail to keep or cause to be kept its material existing insurance policies (or substantial equivalents) in such amounts substantially as in force as of the date hereof;

(k)         terminate, establish, adopt, amend or renew (or communicate any intention to take such action) any Enlivex Benefit Plan;

(l)          agree, commit, resolve or propose to take any of the actions prohibited by this Section 5.03; or

(m)        make any capital expenditures in excess of $500,000 individually or $2,000,000 in the aggregate.

Section 5.04         Control of Other Party’s Business. Nothing contained in this Agreement will give Bioblast, directly or indirectly, the right to control Enlivex or direct the business or operations of Enlivex prior to the Effective Time. Nothing contained in this Agreement will give Enlivex, directly or indirectly, the right to control Bioblast or any of the Bioblast Subsidiaries or direct the business or operations of Bioblast or any of the Bioblast Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Bioblast and Enlivex will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations and the operations of its Subsidiaries (if any). Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to place Enlivex or Bioblast in violation of any rule, regulation or policy of any Regulatory Agency or applicable Law.

Section 5.05         Enlivex No Solicitation.

(a)          Enlivex will not, and will cause each of its Representatives not to, and on becoming aware of it will use its best efforts to stop any such Person from continuing to, directly or indirectly, (i) solicit, initiate or knowingly facilitate any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an Enlivex Takeover Proposal, (ii) engage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, or for the purpose of facilitating, any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an Enlivex Takeover Proposal (other than upon receipt of a bona fide, unsolicited written Enlivex Takeover Proposal from any Person that did not result from a breach of this Section 5.05, solely to the extent necessary to ascertain facts or clarify terms with respect to an Enlivex Takeover Proposal for the Enlivex Board to be able to have sufficient information to make the determination described in Section 5.05(d)) or (iii) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement (other than an Acceptable Confidentiality Agreement) regarding, or that is intended to result in, or would reasonably be expected to lead to, any Enlivex Takeover Proposal (a “Enlivex Acquisition Agreement”). Enlivex will, and will cause each of its Representatives to immediately cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to an Enlivex Takeover Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an Enlivex Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished to any Person in connection with an Enlivex Takeover Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, its Subsidiaries or its Representatives.

(b)          As used in this Agreement, an “Enlivex Takeover Proposal” means any proposal or offer from any Person or group with respect to, in a single transaction or series of related transactions, any (i) direct or indirect acquisition of 20% or more of the consolidated assets of Enlivex (based on the fair market value thereof), (ii) direct or indirect acquisition of outstanding or newly issued Enlivex Ordinary Shares or other securities of Enlivex (including, without limitation, any outstanding or newly issued options, rights or warrants to purchase, or securities convertible into or exchangeable for, Enlivex Ordinary Shares or other securities representing such voting power) representing (after giving effect to such acquisition) 20% or more of the outstanding Enlivex Ordinary Shares or of the outstanding voting power of Enlivex, or any other direct or indirect acquisition of 20% or more of the outstanding voting power of Enlivex, regardless of the method, form or structure of such other direct or indirect acquisition, (iii) tender offer or exchange offer that if consummated would result, directly or indirectly, in any Person or group (or the shareholders of any Person or group) beneficially owning (the term or concept of “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) 20% or more of the outstanding Enlivex Ordinary Shares or of the outstanding voting power of Enlivex or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving Enlivex which would result in any Person or group (or the shareholders of any Person or group) beneficially owning, directly or indirectly, 20% or more of the outstanding voting power of Enlivex or of the surviving entity in a merger involving Enlivex or the resulting direct or indirect parent of Enlivex or such surviving entity (or outstanding options, rights or warrants to purchase, or outstanding securities convertible into or exchangeable for, securities representing such voting power). For the avoidance of doubt, none of the Merger, a Trehalose Transaction nor the other Transactions shall be deemed an Enlivex Takeover Proposal. Wherever the term “group” is used in this Section 5.05, it is used as defined in Rule 13d-3 under the Exchange Act.

(c)          Enlivex will promptly (but in any event within 48 hours) (i) notify Bioblast in writing in the event that Enlivex or Representatives receives an Enlivex Takeover Proposal (including an Enlivex Takeover Proposal received by any Enlivex shareholder and forwarded to Enlivex or Representatives) and (ii) provide to Bioblast (x) an unredacted copy of any such Enlivex Takeover Proposal made in writing (including any financing commitments or other agreements related thereto) and unredacted copies of all other material written materials constituting or containing terms or conditions with respect to such Enlivex Takeover Proposal exchanged between Enlivex (or any of its Representatives) and such Person (or any of its Affiliates or its or their Representatives) or otherwise received by Enlivex (or any of its Representatives or any shareholder of Enlivex), in each case in connection with such Enlivex Takeover Proposal (except for redactions of proprietary information of such Person that does not relate to the material terms or conditions of such Enlivex Takeover Proposal) and (y) a written summary of all material terms and conditions of any such Enlivex Takeover Proposal to the extent not made in writing (and in each case including the identity of the Person or group making such Enlivex Takeover Proposal). From and after such notification, Enlivex will keep Bioblast informed on a prompt basis of any material developments with respect to any such Enlivex Takeover Proposal (including any changes to the material terms or conditions thereof) or any material substantive discussions or negotiations relating thereto. Enlivex will not enter into any confidentiality or similar agreement with any Person that prohibits Enlivex from providing to Bioblast any of the information required to be provided to Bioblast under this Section 5.05 within the time periods contemplated hereby.

(d)          Notwithstanding anything contained in this Section 5.05 to the contrary, if at any time prior to obtaining the Enlivex Shareholder Approval, the Enlivex shareholders, Enlivex or any of its Representatives receives a bona fide written Enlivex Takeover Proposal, which Enlivex Takeover Proposal did not result from a breach of this Section 5.05, and the Enlivex Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside counsel, that such Enlivex Takeover Proposal constitutes or would reasonably likely lead to an Enlivex Superior Proposal and the failure to take the actions in (x) or (y) below regarding such Enlivex Takeover Proposal would reasonably be expected to violate the fiduciary duties of Enlivex’s directors under applicable Israeli Law, then Enlivex and its Representatives may, following written notice to Bioblast, (x) enter into an Acceptable Confidentiality Agreement with the Person or group making the Enlivex Takeover Proposal and thereafter furnish pursuant to such Acceptable Confidentiality Agreement information (including non-public information) with respect to Enlivex to the Person or group making such Enlivex Takeover Proposal; provided, that Enlivex shall promptly (but in any event within 48 hours) provide to Bioblast any written information that is provided to any Person or group given such access which was not previously provided to Bioblast and (y) engage in or otherwise participate in discussions or negotiations with the Person or group making such Enlivex Takeover Proposal.

(e)          For purposes of this Agreement, the term “Enlivex Superior Proposal” means any bona fide written Enlivex Takeover Proposal, which Enlivex Takeover Proposal did not result from a breach of this Section 5.05, made by a third party and which, if consummated, would result in such third party (or in the case of a direct merger between such third party or an affiliate of such third party and Enlivex, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of Enlivex and the issued and outstanding Enlivex Capital Stock or more than 50% of the consolidated assets of Enlivex and its Subsidiaries (based on the fair market value thereof), for consideration consisting of cash and/or securities that the Enlivex Board or any committee thereof determines in good faith (after consultation with its financial advisor and outside counsel) would be more favorable to Enlivex’s shareholders than the Transactions, taking into account (i) any changes to the terms of the Transactions irrevocably and timely proposed by Bioblast in response to such offer, (ii) all legal, regulatory, financial and other aspects of such proposal and of this Agreement deemed relevant by the Enlivex Board or any such committee in good faith and (iii) the obligation to pay the Enlivex Termination Fee.

(f)          Neither the Enlivex Board nor any committee thereof will (i) withhold, withdraw or modify in a manner adverse to Bioblast the recommendation to shareholders of Enlivex that they give the Enlivex Shareholder Approval, (ii) recommend or approve the approval of, or publicly propose to recommend or approve the approval of, any Enlivex Takeover Proposal, (iii) refrain from recommending against any Enlivex Takeover Proposal that is a tender offer or exchange offer within ten Business Days after the commencement thereof (each such action set forth in clauses (i), (ii) and (iii) being referred to herein as a “Enlivex Adverse Recommendation Change”) or (iv) enter into or propose publicly to execute or enter into (or cause or permit Enlivex to execute or enter into or propose publicly to execute or enter into) an Enlivex Acquisition Agreement (other than any Acceptable Confidentiality Agreement entered into in accordance with this Section 5.05). Notwithstanding anything to the contrary in this Section 5.05, prior to the time the Enlivex Shareholder Approval is obtained, but not after, the Enlivex Board or any committee thereof may (I) make an Enlivex Adverse Recommendation Change or (II) cause Enlivex to enter into an Enlivex Acquisition Agreement with respect to an Enlivex Takeover Proposal, which Enlivex Takeover Proposal did not result from a breach of this Section 5.05 and terminate this Agreement pursuant to Section 8.01(k), in either case if the Enlivex Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside counsel, that (A) to do otherwise would be reasonably expected to violate the fiduciary duties of Enlivex’s directors under applicable Israeli Law, and (B) in the case of clause (I) where the Enlivex Adverse Recommendation Change is made in response to an Enlivex Takeover Proposal or in the case of both clauses (I) and (II), such Enlivex Takeover Proposal constitutes an Enlivex Superior Proposal; provided that the Enlivex Board (or any committee thereof) shall not, and shall cause Enlivex not to, take any action set forth in clause (I) or clause (II) unless (1) Enlivex has provided written notice to Bioblast (a “Notice of Enlivex Adverse Recommendation Change”) advising Bioblast that the Enlivex Board (or such committee) intends to take such action and the reasons therefor, (2) in the case of any Notice of Enlivex Adverse Recommendation Change provided in connection with an Enlivex Takeover Proposal, such Notice of Enlivex Adverse Recommendation Change specifies the material terms and conditions of such Enlivex Takeover Proposal, and includes a copy of the most current version of the agreement or proposal and all material related documentation with respect to such Enlivex Takeover Proposal, (3) a period of at least four Business Days has elapsed following Bioblast’s receipt of such Notice of Enlivex Adverse Recommendation Change (it being understood that any amendment or modification (other than an immaterial amendment or modification) to any of the terms of an Enlivex Takeover Proposal that is the basis for such proposed action shall require a new Notice of Enlivex Adverse Recommendation Change and an additional two calendar day period), (4) if requested by Bioblast, Enlivex has negotiated, and has caused its Representatives to negotiate, in good faith with Bioblast during such four Business Day period (as extended pursuant to clause (3)) with respect to any changes to the terms of this Agreement proposed by Bioblast during such period and (5) taking into account any changes to the terms of this Agreement irrevocably and timely proposed by Bioblast, the Enlivex Board or any committee thereof has determined in good faith, after consultation with its financial advisor and outside counsel, that the failure to take such action would continue to be reasonably expected to violate the fiduciary duties of Enlivex’s directors under applicable Israeli Law, and that, in the case of any Notice of Enlivex Adverse Recommendation Change provided in connection with an Enlivex Takeover Proposal, the Enlivex Takeover Proposal would continue to constitute an Enlivex Superior Proposal even if such changes irrevocably offered by Bioblast were to be accepted by Enlivex; and provided, further that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the termination is in accordance with Section 8.01(k) and Enlivex pays Bioblast the Enlivex Termination Fee.

(g)          It is understood and agreed that any violation of this Section 5.05 by any of Enlivex’s Representatives will be deemed to be a breach of this Section 5.05 by Enlivex.

Section 5.06         Bioblast No Solicitation.

(a)          Bioblast will not, will cause its Subsidiaries not to, and will cause each of its Representatives not to, and on becoming aware of it will use its best efforts to stop any such Person from continuing to, directly or indirectly, (i) solicit, initiate or knowingly facilitate any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, a Bioblast Takeover Proposal, (ii) engage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, or for the purpose of facilitating, any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, a Bioblast Takeover Proposal (other than upon receipt of a bona fide, unsolicited written Bioblast Takeover Proposal from any Person that did not result from a breach of this Section 5.06, solely to the extent necessary to ascertain facts or clarify terms with respect to a Bioblast Takeover Proposal for the Bioblast Board to be able to have sufficient information to make the determination described in Section 5.06(d)) or (iii) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement (other than an Acceptable Confidentiality Agreement) regarding, or that is intended to result in, or would reasonably be expected to lead to, any Bioblast Takeover Proposal (a “Bioblast Acquisition Agreement”). Bioblast will, will cause its Subsidiaries to, and will cause each of its Representatives to immediately cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to a Bioblast Takeover Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to a Bioblast Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished to any Person in connection with a Bioblast Takeover Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, its Subsidiaries or its Representatives.

(b)          As used in this Agreement, a “Bioblast Takeover Proposal” means any proposal or offer from any Person or group with respect to, in a single transaction or series of related transactions, any (i) direct or indirect acquisition of 20% or more of the consolidated assets of Bioblast and the Bioblast Subsidiaries (based on the fair market value thereof), (ii) direct or indirect acquisition of outstanding or newly issued Bioblast Ordinary Shares or other securities of Bioblast (including, without limitation, any outstanding or newly issued options, rights or warrants to purchase, or securities convertible into or exchangeable for, Bioblast Ordinary Shares or other securities representing such voting power) representing (after giving effect to such acquisition) 20% or more of the outstanding Bioblast Ordinary Shares or of the outstanding voting power of Bioblast, or any other direct or indirect acquisition of 20% or more of the outstanding voting power of Bioblast, regardless of the method, form or structure of such other direct or indirect acquisition, (iii) tender offer or exchange offer that if consummated would result, directly or indirectly, in any Person or group (or the shareholders of any Person or group) beneficially owning (the term or concept of “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) 20% or more of the outstanding Bioblast Ordinary Shares or of the outstanding voting power of Bioblast or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving Bioblast or any Bioblast Subsidiary which would result in any Person or group (or the shareholders of any Person or group) beneficially owning, directly or indirectly, 20% or more of the outstanding voting power of Bioblast or of the surviving entity in a merger involving Bioblast or the resulting direct or indirect parent of Bioblast or such surviving entity (or outstanding options, rights or warrants to purchase, or outstanding securities convertible into or exchangeable for, securities representing such voting power). For the avoidance of doubt, none of the Merger, a Trehalose Transaction nor the other Transactions shall be deemed a Bioblast Takeover Proposal. Wherever the term “group” is used in this Section 5.06, it is used as defined in Rule 13d-3 under the Exchange Act.

(c)          Bioblast will promptly (but in any event within 48 hours) (i) notify Enlivex in writing in the event that Bioblast or any of its Subsidiaries or Representatives receives a Bioblast Takeover Proposal (including a Bioblast Takeover Proposal received by any Bioblast shareholder and forwarded to Bioblast or any of its Subsidiaries or Representatives) and (ii) provide to Enlivex (x) an unredacted copy of any such Bioblast Takeover Proposal made in writing (including any financing commitments or other agreements related thereto) and unredacted copies of all other material written materials constituting or containing terms or conditions with respect to such Bioblast Takeover Proposal exchanged between Bioblast (or any of its Subsidiaries or Representatives) and such Person (or any of its Affiliates or its or their Representatives) or otherwise received by Bioblast (or any of its Subsidiaries or Representatives or any shareholder of Bioblast), in each case in connection with such Bioblast Takeover Proposal (except for redactions of proprietary information of such Person that does not relate to the material terms or conditions of such Bioblast Takeover Proposal) and (y) a written summary of all material terms and conditions of any such Bioblast Takeover Proposal to the extent not made in writing (and in each case including the identity of the Person or group making such Bioblast Takeover Proposal). From and after such notification, Bioblast will keep Enlivex informed on a prompt basis of any material developments with respect to any such Bioblast Takeover Proposal (including any changes to the material terms or conditions thereof) or any material substantive discussions or negotiations relating thereto. Bioblast will not, and will cause its Subsidiaries not to, enter into any confidentiality or similar agreement with any Person that prohibits Bioblast from providing to Enlivex any of the information required to be provided to Enlivex under this Section 5.06 within the time periods contemplated hereby.

(d)          Notwithstanding anything contained in this Section 5.06 to the contrary, if at any time prior to obtaining the Required Bioblast Shareholder Vote, the Bioblast shareholders, Bioblast or any of its Subsidiaries or Representatives receives a bona fide written Bioblast Takeover Proposal, which Bioblast Takeover Proposal did not result from a breach of this Section 5.06, and the Bioblast Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside counsel, that such Bioblast Takeover Proposal constitutes or would reasonably likely lead to a Bioblast Superior Proposal and the failure to take the actions in (x) or (y) below regarding such Bioblast Takeover Proposal would reasonably be expected to violate the fiduciary duties of Bioblast’s directors under applicable Israeli Law, then Bioblast, its Subsidiaries and its Representatives may, following written notice to Enlivex, (x) enter into an Acceptable Confidentiality Agreement with the Person or group making the Bioblast Takeover Proposal and thereafter furnish pursuant to such Acceptable Confidentiality Agreement information (including non-public information) with respect to Bioblast and its Subsidiaries to the Person or group making such Bioblast Takeover Proposal; provided, that Bioblast shall promptly (but in any event within 48 hours) provide to Enlivex any written information that is provided to any Person or group given such access which was not previously provided to Enlivex and (y) engage in or otherwise participate in discussions or negotiations with the Person or group making such Bioblast Takeover Proposal.

(e)          For purposes of this Agreement, the term “Bioblast Superior Proposal” means any bona fide written Bioblast Takeover Proposal, which Bioblast Takeover Proposal did not result from a breach of this Section 5.06, made by a third party and which, if consummated, would result in such third party (or in the case of a direct merger between such third party or an affiliate of such third party and Bioblast, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of Bioblast and the issued and outstanding Bioblast Capital Stock or more than 50% of the consolidated assets of Bioblast and its Subsidiaries (based on the fair market value thereof), including in any such case through the acquisition of one or more Bioblast Subsidiaries owning such assets, for consideration consisting of cash and/or securities that the Bioblast Board or any committee thereof determines in good faith (after consultation with its financial advisor and outside counsel) would be more favorable to Bioblast’s shareholders than the Transactions, taking into account (i) any changes to the terms of the Transactions irrevocably and timely proposed by Enlivex in response to such offer, (ii) all legal, regulatory, financial and other aspects of such proposal and of this Agreement deemed relevant by the Bioblast Board or any such committee in good faith and (iii) the obligation to pay the Bioblast Termination Fee.

(f)          Neither the Bioblast Board nor any committee thereof will (i) withhold, withdraw or modify in a manner adverse to Enlivex the recommendation to shareholders of Bioblast that they give the Required Bioblast Shareholder Vote, (ii) recommend or approve the approval of, or publicly propose to recommend or approve the approval of, any Bioblast Takeover Proposal, (iii) refrain from recommending against any Bioblast Takeover Proposal that is a tender offer or exchange offer within ten Business Days after the commencement thereof (each such action set forth in clauses (i), (ii) and (iii) being referred to herein as a “Bioblast Adverse Recommendation Change”) or (iv) enter into or propose publicly to execute or enter into (or cause or permit Bioblast or any of its Subsidiaries to execute or enter into or propose publicly to execute or enter into) a Bioblast Acquisition Agreement (other than any Acceptable Confidentiality Agreement entered into in accordance with this Section 5.06). Notwithstanding anything to the contrary in this Section 5.06, prior to the time the Required Bioblast Shareholder Vote is obtained, but not after, the Bioblast Board or any committee thereof may (I) make a Bioblast Adverse Recommendation Change or (II) cause Bioblast to enter into a Bioblast Acquisition Agreement with respect to a Bioblast Takeover Proposal, which Bioblast Takeover Proposal did not result from a breach of this Section 5.06 and terminate this Agreement pursuant to Section 8.01(i), in either case if the Bioblast Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside counsel, that (A) to do otherwise would be reasonably expected to violate the fiduciary duties of Bioblast’s directors under applicable Israeli Law, and (B) in the case of clause (I) where the Bioblast Adverse Recommendation Change is made in response to a Bioblast Takeover Proposal or in the case of both clauses (I) and (II), such Bioblast Takeover Proposal constitutes a Bioblast Superior Proposal; provided that the Bioblast Board (or any committee thereof) shall not, and shall cause Bioblast not to, take any action set forth in clause (I) or clause (II) unless (1) Bioblast has provided written notice to Enlivex (a “Notice of Bioblast Adverse Recommendation Change”) advising Enlivex that the Bioblast Board (or such committee) intends to take such action and the reasons therefor, (2) in the case of any Notice of Bioblast Adverse Recommendation Change provided in connection with a Bioblast Takeover Proposal, such Notice of Bioblast Adverse Recommendation Change specifies the material terms and conditions of such Bioblast Takeover Proposal, and includes a copy of the most current version of the agreement or proposal and all material related documentation with respect to such Bioblast Takeover Proposal, (3) a period of at least four Business Days has elapsed following Enlivex’s receipt of such Notice of Bioblast Adverse Recommendation Change (it being understood that any amendment or modification (other than an immaterial amendment or modification) to any of the terms of a Bioblast Takeover Proposal that is the basis for such proposed action shall require a new Notice of Bioblast Adverse Recommendation Change and an additional two calendar day period), (4) if requested by Enlivex, Bioblast has negotiated, and has caused its Subsidiaries and Representatives to negotiate, in good faith with Enlivex during such four Business Day period (as extended pursuant to clause (3)) with respect to any changes to the terms of this Agreement proposed by Enlivex during such period and (5) taking into account any changes to the terms of this Agreement irrevocably and timely proposed by Enlivex, the Bioblast Board or any committee thereof has determined in good faith, after consultation with its financial advisor and outside counsel, that the failure to take such action would continue to be reasonably expected to violate the fiduciary duties of Bioblast’s directors under applicable Israeli Law, and that, in the case of any Notice of Bioblast Adverse Recommendation Change provided in connection with a Bioblast Takeover Proposal, the Bioblast Takeover Proposal would continue to constitute a Bioblast Superior Proposal even if such changes irrevocably offered by Enlivex were to be accepted by Bioblast; and provided, further that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the termination is in accordance with Section 8.01(i) and Bioblast pays Enlivex the Bioblast Termination Fee.

(g)          It is understood and agreed that any violation of this Section 5.06 by any of Bioblast’s Representatives or Subsidiaries will be deemed to be a breach of this Section 5.06 by Bioblast.

Article VI

Additional Agreements

Section 6.01         Preparation of the Proxy Statement; Shareholder Approvals; Listing Application.

(a)          Each of Bioblast and Enlivex shall cooperate and use their reasonable best efforts to prepare, and Bioblast shall cause to be furnished to the SEC the Proxy Statement as promptly as practicable following the date of this Agreement. Each of Bioblast and Enlivex shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, in each case as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement.

(b)          Without limiting the generality of Section 6.01(a), and subject thereto, Enlivex shall reasonably cooperate with Bioblast and provide, and require its Representatives to provide, Bioblast and its Representatives, with all true, correct and complete information regarding Enlivex that is required by Law to be included in the Proxy Statement or reasonably requested by Bioblast to be included in the Proxy Statement.

(c)          If, prior to the Effective Time, any event occurs with respect to Enlivex, or any change occurs with respect to other information supplied by Enlivex for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, Enlivex shall promptly notify Bioblast of such event, and Enlivex and Bioblast shall cooperate in the prompt filing with the SEC or other regulatory body of any necessary amendment or supplement to the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to Enlivex’s shareholders and Bioblast’s shareholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d)          If, prior to the Effective Time, any event occurs with respect to Bioblast or any Bioblast Subsidiary or Affiliate of Bioblast, or any change occurs with respect to other information supplied by Bioblast for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, Bioblast shall promptly notify Enlivex of such event, and Bioblast and Enlivex shall cooperate in the prompt filing with the SEC or other regulatory body of any necessary amendment or supplement to the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to Enlivex’s shareholders and Bioblast’s shareholders. Nothing in this Section 6.01(d) shall limit the obligations of any party under Section 6.01(a).

(e)          Simultaneously with the execution of this Agreement, Bioblast, as the sole shareholder of Merger Sub, has executed and delivered written consents approving this Agreement in accordance with the Companies Law and provided copies of such written consents to Enlivex.

(f)          Enlivex shall (i) as soon as reasonably practicable following the date on which the Proxy Statement is furnished to the SEC, but in no event more than 5 (five) Business Days following such date, duly call and give notice of, and commence mailing of an Enlivex proxy statement (or such other information as determined by Enlivex in its sole discretion, subject to compliance with applicable Law) to the holders of Enlivex Shares as of the record date established for, the Enlivex Shareholders Meeting and (ii) as soon as reasonably practicable (but in any event within seven (7) Business Days) following the commencement of the mailing of the Enlivex proxy statement (or an equivalent document) pursuant to the immediately preceding clause (i), convene and hold the Enlivex Shareholders Meeting; and shall, through the Enlivex Board, recommend to its shareholders that they give the Enlivex Shareholder Approval, and otherwise comply with applicable Law; Enlivex shall use its reasonable best efforts to solicit the Enlivex Shareholder Approval.

(g)          Bioblast shall (i) as soon as reasonably practicable (but in any event within ten (10) Business Days) following the date on which the Proxy Statement is furnished to the SEC, establish a record date for, duly call and give notice of, and commence mailing (if required by applicable law) of the Proxy Statement to the Bioblast shareholders as of the record date established for, the Bioblast Shareholders’ Meeting and (ii) as soon as reasonably practicable (but in any event within 40 days) following the furnishing of the Proxy Statement to the SEC, convene and hold the Bioblast Shareholders’ Meeting; provided that Bioblast may adjourn or postpone the Bioblast Shareholders’ Meeting to a later date to the extent Bioblast believes in good faith that such adjournment or postponement is reasonably necessary (i) to ensure that any required supplement or amendment to the Proxy Statement is provided to the Bioblast shareholders within a reasonable amount of time in advance of the Bioblast Shareholders’ Meeting, (ii) to allow reasonable additional time to solicit additional proxies necessary to obtain the Required Bioblast Shareholder Vote, (iii) to ensure that there are sufficient shares of Bioblast Capital Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Bioblast Shareholders’ Meeting or (iv) otherwise to comply with applicable Law. Bioblast shall use its reasonable best efforts to solicit the Required Bioblast Shareholder Vote and shall, through the Bioblast Board, recommend to its shareholders that they give the Required Bioblast Shareholder Vote and shall include such recommendation in the Proxy Statement.

Section 6.02         Access to Information; Confidentiality. Upon reasonable notice and subject to applicable Law, each of Enlivex and Bioblast shall, and shall cause each of their respective Subsidiaries (if any) to, afford to the other party and such other party’s Subsidiaries and their Representatives reasonable access during the period prior to the Effective Time to all their respective properties, books, Contracts, personnel and records and, during such period, each of Enlivex and Bioblast shall, and shall cause each of its Subsidiaries to, furnish promptly to the other party all information concerning its business, finances, properties and personnel as such other party may reasonably request; provided that either party may withhold any document or information (a) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business (provided that, in any case, the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (b) the disclosure of which would violate any Law (provided that the withholding party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law) or (c) that is subject to any attorney-client privilege (provided that the withholding party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of attorney-client privilege). If any material is withheld by any party as permitted by the immediately preceding sentence, then such party shall inform the other party as to the general nature of what is being withheld. All information exchanged pursuant to this Section 6.02 shall be subject to that certain Confidentiality Agreement, dated July 28, 2018, between Enlivex and Bioblast (the “Confidentiality Agreement”).

Section 6.03         Required Actions. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall (and shall cause each of its Subsidiaries to) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary to consummate and make effective, as promptly as practicable, the Merger and the other Transactions in accordance with the terms hereof.

(b)          Without limiting the generality of Section 6.03(a), each of Bioblast and Enlivex shall (i) take all action necessary to ensure that no Takeover Statute or similar statute or regulation is or becomes applicable to this Agreement or any Transaction and (ii) if any Takeover Statute or similar statute or regulation becomes applicable to this Agreement or any Transaction, take all action necessary to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement.

(c)          Without limiting the generality of Section 6.03(a), each of Bioblast and Enlivex shall, and, to the extent any of Bioblast’s Affiliates are required to under applicable Laws, Bioblast shall cause such Affiliates to, (i) provide all necessary notices, reports, registrations, submissions of information, applications and other filings, and obtain as promptly as practicable all consents, licenses, permits, waivers, approvals, clearances and authorizations orders of, or non-actions by (collectively, “Consents”), any Governmental Entity and any other Person that are required to be effected or obtained by Bioblast, Merger Sub or Enlivex, or any of their respective Subsidiaries (if any), in connection with the consummation of the Transactions, and take all necessary actions to obtain any such Consents from any Governmental Entity that are required to be so effected or obtained, (ii) prosecute all such filings and Consents with all appropriate diligence, (iii) furnish all information required to be furnished in connection with the Consents of or filings with any Governmental Entity, and promptly cooperate with and furnish information in connection with any such requirements imposed upon either of them or any of their respective Subsidiaries (if any) in connection with this Agreement and the Transactions, (iv) execute and deliver any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement, (v) facilitate obtaining any final order, writ, judgment or decree approving the Transactions consistent with this Agreement, (vi) reasonably defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (vii) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other in doing, all things necessary to avoid or eliminate each and every legal impediment asserted by any Governmental Entity so as to enable the parties hereto to consummate and make effective, as promptly as practicable, the Merger and the other Transactions in accordance with the terms hereof, including, to the extent reasonably practicable, proposing, negotiating, committing to and effecting any terms, conditions, obligations, commitments or liabilities or the entry into any other arrangements, as are necessary or reasonably advisable in order to obtain the Consents, avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any Injunction (whether temporary, preliminary or permanent) that would otherwise have the effect of materially delaying or preventing the consummation of the Merger and the other Transactions.

(d)          Subject to applicable Law and the instructions of any Governmental Entity, Bioblast and Enlivex shall each advise the other promptly, but in any event within two Business Days, of (and shall promptly furnish the other with copies of) any notice or other communication received by such party or any of its Affiliates from any Governmental Entity regarding any of the Transactions, and of any understandings, undertakings or agreements (oral or written) such party proposes to make or enter into with any Governmental Entity in connection with the Transactions, and each party shall generally keep the other apprised of the status of matters relating to completion of the Transactions. Subject to applicable Law, neither Bioblast nor Enlivex shall, and each shall not permit any of its Subsidiaries or Representatives to, participate in any substantive or material meeting, telephone conversation or other communication with any Governmental Entity in respect of any filings, investigation or other inquiry or proceeding with respect to the Transactions (including regarding the Tax Ruling and the IIA Notice), unless, to the extent reasonably practicable under the circumstances, it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate in such meeting, conversation or other communication. Each of Bioblast and Enlivex shall (i) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or any of the Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (ii) subject to applicable Law, furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and their respective Subsidiaries (if any) and Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement and the Transactions.

(e)          Enlivex shall consult with Bioblast and use commercially reasonable efforts to keep Bioblast apprised of material developments regarding the defense or settlement of any shareholder litigation against Enlivex or its directors relating to the Merger and the other Transactions, and no such settlement shall be agreed to by Enlivex (other than a settlement effected only in cash with no implications for Bioblast post-Closing and that complies with the provisions of Section 5.03(f)) without the prior written consent of Bioblast (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.04         Merger Proposal. As promptly as practicable after the execution and delivery of this Agreement: (i) Enlivex and Merger Sub shall cause the merger proposal (in the Hebrew language) in substantially the form annexed hereto as Exhibit C (the “Merger Proposal”) to be executed in accordance with Section 316 of the Companies Law; and (ii) each of Enlivex and Merger Sub shall deliver the Merger Proposal to the Israeli Registrar of Companies within three days from the calling of the Enlivex Shareholders Meeting in accordance with Section 317(a) of the Companies Law. Enlivex and Merger Sub shall cause a copy of the Merger Proposal to be delivered to each of their respective secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Israeli Registrar of Companies, and each of their respective material creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Israeli Registrar of Companies, and shall promptly inform their respective non-secured creditors of the Merger Proposal and its contents in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder. Promptly after Enlivex and Merger Sub shall have complied with the immediately preceding sentence and with paragraphs (a) through (d) of this Section 6.04 below, but in any event no more than three days following the date on which such notice was sent to the creditors, Enlivex and Merger Sub shall inform the Israeli Registrar of Companies, in accordance with Section 317(b) of the Companies Law, that notice was given to their respective creditors under Section 318 of the Companies Law and the regulations promulgated thereunder. In addition to the foregoing, Enlivex and, if applicable, Merger Sub, shall:

(a)          publish a notice to its creditors, stating that a Merger Proposal was submitted to the Israeli Registrar of Companies and that the creditors may review the Merger Proposal at the office of the Israeli Registrar of Companies, Enlivex’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as Enlivex or Merger Sub, as applicable, may determine, in (i) two daily Hebrew newspapers and a newspaper in such other locations as required by the Companies Regulations (Merger), 5760-2000, on the day that the Merger Proposal is submitted to the Israeli Registrar of Companies, and (ii) if required, in such other manner as may be required by any applicable law and regulations;

(b)          within four business days from the date of submitting the Merger Proposal to the Israeli Registrar of Companies, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Companies Law) that Enlivex or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Israeli Registrar of Companies and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in paragraph (a) of this Section 6.04;

(c)          display in a prominent place at Enlivex’s premises a copy of the notice published in a daily Hebrew newspaper, no later than three business days following the day on which the Merger Proposal was submitted to the Israeli Registrar of Companies; and

(d)          in accordance with customary practice, of the Israeli Registrar of Companies, after Bioblast and Enlivex determine the intended date for the Closing, Merger Sub and Enlivex shall request that the Israeli Registrar of Companies shall declare the Merger effective and issue the Certificate of Merger upon such date as Bioblast and Enlivex shall have determined.

For the avoidance of doubt, completion of the statutory merger process and the request for issuance of a merger certificate from the Registrar of Companies shall be subject to coordination by the parties and fulfillment or waiver of all of the conditions for Closing set forth in Sections 7.01, 7.02 and 7.03 below.

For the purposes of this Section 6.04 only, the term “business day” shall have the meaning set forth in the Israeli Companies Regulations (Merger) 5760-2000 promulgated under the Companies Law.

Section 6.05         Enlivex Shareholders Meeting.

(a)          Enlivex shall take all action necessary under applicable Laws to call, give notice of and hold the Enlivex Shareholders Meeting for purposes of seeking the Enlivex Shareholder Approval. Subject to the notice requirements of the Companies Law and the Enlivex Charter, the Enlivex Shareholders Meeting shall be held (on a date selected by Enlivex) on or about the date on which the Enlivex Shareholders Meeting is required to be held in accordance with Section 6.01(f). Enlivex shall use reasonable best efforts to solicit from its shareholders proxies for voting on the matters to be voted on at the Enlivex Shareholders Meeting as contemplated under this Agreement. Enlivex shall call, notice, convene, hold, conduct and solicit all proxies in connection with the Enlivex Shareholders Meeting in compliance with all applicable Laws, including the Companies Law and the Enlivex Charter.

(b)          The Enlivex Board shall recommend without reservation that Enlivex’s shareholders vote in favor of granting the Enlivex Shareholder Approval; and neither the Enlivex Board nor any committee thereof shall withhold, withdraw, amend, modify, change or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner materially adverse to Bioblast, the recommendation of the Enlivex Board that Enlivex’s shareholders vote in favor of granting the Enlivex Shareholder Approval.

(c)          No later than three days after the approval of the Merger by Enlivex’s shareholders at the Enlivex Shareholders Meeting, Enlivex shall (in accordance with Section 317(b) of the Companies Law) inform the Israeli Registrar of Companies regarding the Enlivex Shareholder Approval having been obtained.

Section 6.06         Bioblast Shareholders’ Meeting.

(a)          Without limiting anything contained in, and subject to, Section 6.01(g), Bioblast shall take all action necessary under all applicable Laws to set a record date for, call, give notice of and hold the Bioblast Shareholders’ Meeting for purposes of seeking the Required Bioblast Shareholder Vote. Subject to the notice requirements under all applicable Laws and under the Bioblast Charter, the Bioblast Shareholders’ Meeting shall be held (on a date selected by Bioblast and consented to by Enlivex (such consent not to be unreasonably withheld, conditioned or delayed)) as promptly as practicable after the date hereof and no later than the date that the Bioblast Shareholders’ Meeting is required to be held in accordance with Section 6.01(g). Bioblast shall use reasonable best efforts to solicit from its shareholders proxies for voting on the matters to be voted on at the Bioblast Shareholders’ Meeting as contemplated under this Agreement, including the issuance of the Bioblast Ordinary Shares to be issued in respect of the Merger Consideration. Bioblast shall call, notice, convene, hold, conduct and solicit all proxies in connection with the Bioblast Shareholders’ Meeting in compliance with all applicable Laws, including the Companies Law and the Bioblast Charter.

(b)          The Bioblast Board shall recommend without reservation that Bioblast’s shareholders provide the Required Bioblast Shareholder Vote; and neither the Bioblast Board nor any committee thereof shall withhold, withdraw, amend, modify, change or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner materially adverse to Enlivex or which would prevent or delay consummation of the Merger, the recommendation of the Bioblast Board that Bioblast’s shareholders provide the Required Bioblast Shareholder Vote.

(c)          No later than three days after the Required Bioblast Shareholder Vote is obtained, Bioblast shall inform Nasdaq regarding the Required Bioblast Shareholder Vote having been obtained and shall furnish to the SEC a Report on Form 6-K, disclosing the results of the Bioblast Shareholders’ Meeting.

Section 6.07         Merger Sub Shareholders Meeting. No later than three Business Days after the execution of this Agreement, Merger Sub shall (in accordance with Section 317(b) of the Companies Law and the regulations thereunder) inform the Israeli Registrar of Companies of such decision of Merger Sub’s shareholder with respect to the Merger.

Section 6.08         Fees and Expenses.

(a)          Except as otherwise explicitly provided in this Agreement, all costs and expenses incurred in connection with this Agreement, the Merger and the other Transactions will be paid by the party incurring such costs and expenses.

(b)          In the event that:

(i)          this Agreement is terminated by Bioblast pursuant to Section 8.01(i) (accepting a Bioblast Superior Proposal);

(ii)         this Agreement is terminated by Enlivex pursuant to Section 8.01(j) (change in Bioblast Board recommendation); or

(iii)        (x) a Bioblast Takeover Proposal shall have been publicly announced or disclosed or otherwise communicated to Bioblast or the Bioblast Board after the date of this Agreement but prior to the termination of this Agreement and this Agreement is terminated pursuant to Section 8.01(c) (failure to obtain Required Bioblast Shareholder Vote), Section 8.01(e) (lapse of End Date) or Section 8.01(g) (Bioblast breach) and (y) within twelve (12) months after the date of such termination, Bioblast enters into an agreement with respect to, or consummates, a Subsequent Transaction in respect of the Bioblast Takeover Proposal referred to in the immediately preceding clause (x);

then Bioblast shall pay Enlivex a fee equal to $250,000 (the “Bioblast Termination Fee”), by wire transfer of same day funds to an account designated by Enlivex, in each case substantially concurrently with, or prior to, such termination (in the case of a termination referred to in Section 6.08(b)(i) or Section 6.08(b)(ii)) or within two (2) Business Days following the earlier of entering into the agreement in respect of, or consummation of the Subsequent Transaction referred to in Section 6.08(b)(iii).

(c)          In the event that:

(i)          this Agreement is terminated by Enlivex pursuant to Section 8.01(k) (accepting an Enlivex Superior Proposal);

(ii)         this Agreement is terminated by Bioblast pursuant to Section 8.01(l) (change in Enlivex Board recommendation); or

(iii)        (x) an Enlivex Takeover Proposal shall have been publicly announced or disclosed or otherwise communicated to Enlivex or the Enlivex Board after the date of this Agreement but prior to the termination of this Agreement and this Agreement is terminated pursuant to Section 8.01(d) (failure to obtain the Enlivex Shareholder Approval), Section 8.01(e) (lapse of End Date) or Section 8.01(f) (Enlivex breach) and (y) within twelve (12) months after the date of such termination, Enlivex enters into an agreement with respect to, or consummates, a Subsequent Transaction in respect of the Enlivex Takeover Proposal referred to in the immediately preceding clause (x);

then Enlivex shall pay Bioblast a fee equal to $250,000 (the “Enlivex Termination Fee”), by wire transfer of same day funds to an account designated by Bioblast, in each case substantially concurrently with, or prior to, such termination (in the case of a termination referred to in Section 6.08(c)(i) or Section 6.08(c)(ii)) or within two (2) Business Days following the earlier of entering into the agreement in respect of, or consummation of the Subsequent Transaction referred to in Section 6.08(c)(iii).

Section 6.09         Certain Tax Matters. For U.S. federal income Tax purposes, each of Bioblast, Enlivex and Merger Sub shall report the Merger and the other Transactions in a manner consistent with the Intended Tax Treatment. The parties’ right to take any action disclosed in Section 5.01, 5.02 or 5.03 of the Bioblast Disclosure Letter or the Enlivex Disclosure Letter, as applicable, shall be subject to and subordinate to the parties’ respective obligations under this Section 6.09. Each of Bioblast, Enlivex and Merger Sub shall use their respective reasonable best efforts to cause the Merger to qualify for, and will not take any action or cause any action to be taken (whether prior to, on or subsequent to the Closing Date) which action would reasonably be expected to prevent the Merger from qualifying for or jeopardize the Intended Tax Treatment. The parties acknowledge and agree that each has relied upon the advice of its own tax advisors in connection with the Merger and the other Transactions contemplated by this Agreement and that none of Bioblast, Enlivex and Merger Sub makes any representation or warranty as to the Intended Tax Treatment.

Section 6.10         No Bioblast Change in Control. Prior to the Closing Date, Bioblast shall take all actions necessary, including pursuant to actions through the Bioblast Board, to ensure that no “change in control” or similar event has or will occur for the purposes of any Bioblast Benefit Plan in connection with either the execution and delivery of this Agreement or the consummation of the Merger or the other Transactions (either alone or in conjunction with any other event).

Section 6.11         Governance and Employment Matters.

(a)          Bioblast shall take all necessary action to cause, effective at the Effective Time, the Bioblast Board to be composed of a number of directors as requested by Enlivex, subject to the minimum number of directors required by the Bioblast Charter, all of such directors shall be appointed by Enlivex (the “Enlivex Designees”). Enlivex shall identify the Enlivex Designees in writing to Bioblast at or prior to the Effective Time. Bioblast and Enlivex agree to each take all steps as may be required, in good faith, to maintain a majority of “independent” directors under the rules and regulations of Nasdaq on the Bioblast Board.

(b)          Effective upon and following the Effective Time, each of the current officers of Bioblast shall resign, and the persons identified in Section 6.11(b) of the Enlivex Disclosure Letter shall be appointed by the Bioblast Board to serve in the offices set forth across from their respective names in Section 6.11(b) of the Enlivex Disclosure Letter, each until the earlier of his resignation or removal or until his successor is duly elected and qualified, as the case may be.

Section 6.12         Directors’ and Officers’ Indemnification and Insurance

(a)          Bioblast agrees that for seven (7) years after the Effective Time, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing (whether under the Enlivex Charter, applicable Law or otherwise) in favor of the current or former directors, officers, employees and agents of Enlivex (the “Indemnified Persons”, each, an “Indemnified Person”) acting in such capacities and any indemnification or other agreements of Enlivex as in effect on the date of this Agreement shall be assumed by the Surviving Company in the Merger and Bioblast, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms. The rights of each Indemnified Person under this Section 6.12(a) shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

(b)          At any time prior to the Effective Time Bioblast may elect to purchase a ‘‘tail’’ directors’ and officers’ liability insurance policy, covering the same Indemnified Persons and providing the same terms with respect to coverage and amount as under the D&O Insurance, and which by its terms shall provide coverage until the seventh (7th) annual anniversary of the Effective Time; provided, that Bioblast shall not incur any Indebtedness in connection with the purchase of such tail policy.

Section 6.13         Obligations of Merger Sub. Bioblast shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions upon the terms and subject to the conditions set forth in this Agreement.

Section 6.14         Payment for Third Party Consents. Each of Bioblast and Enlivex shall pay all amounts, which payments are expressly required by the terms of any Contract, payable by Bioblast or Enlivex, as applicable, in connection with third-party consents, waivers, amendments, and the like, required for the Transactions (if any).

Section 6.15         Interim Financials. Prior to the Effective Time and no later than 45 days after the end of each calendar quarter, Enlivex shall deliver to Bioblast quarterly financial statements, together with applicable notes, in compliance with GAAP.

Section 6.16         Updated Capitalization Information. Immediately prior to the Closing, Bioblast shall deliver to Enlivex a written document that sets forth all of the information that Bioblast would have been required to include in Section 3.02 of the Bioblast Disclosure Letter in order to make the representations and warranties set forth in Section 3.02 of this Agreement true, correct and complete as of the Closing if such representations and warranties were being made as of the date of the Closing (and, solely for purposes of complying with this Section 6.16, all references in Section 3.02 to the date of this Agreement shall be deemed to be references to the date of the Closing). Immediately prior to the Closing, Enlivex shall deliver to Bioblast a written document that sets forth all of the information that Enlivex would have been required to include in Section 4.02 of the Enlivex Disclosure Letter in order to make the representations and warranties set forth in Section 4.02 of this Agreement true, correct and complete as of the Closing if such representations and warranties were being made as of the date of the Closing (and, solely for purposes of complying with this Section 6.16, all references in Section 4.02 to the date of this Agreement shall be deemed to be references to the date of the Closing). Notwithstanding the foregoing, nothing contained in this Section 6.16, including the delivery by Bioblast to Enlivex and Enlivex to Bioblast of the updated capitalization information required by this Section 6.16, shall (i) update any information contained in the Bioblast Disclosure Letter or the Enlivex Disclosure Letter, (ii) modify, amend or affect any representation or warranty contained in this Agreement, (iii) permit action or non-action otherwise prohibited by Section 5.01, Section 5.02 or Section 5.03 or (iv) be used to determine whether any condition contained in Article VII shall have been satisfied.

Section 6.17         IIA Notice. Promptly following the execution of this Agreement, but not later than the Closing, in each case in accordance with the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984, Enlivex shall submit a written notice (the “IIA Notice”) to the IIA regarding the change in ownership of Enlivex effected as a result of the Merger and the Transactions.

Section 6.18         Listing of Bioblast Ordinary Shares on Nasdaq. Prior to the Effective Time, Bioblast shall use reasonable best efforts (including paying all applicable listing fees) to cause the Bioblast Ordinary Shares to be issued as Merger Consideration to be approved for listing on Nasdaq, subject to official notice of issuance. Enlivex shall reasonably cooperate with Bioblast in connection with the foregoing, including by providing information reasonably requested by Bioblast in connection therewith.

Section 6.19         CVR Agent. Unless, at or prior to the Effective Time, the Bioblast Board designates another Person to serve as the CVR agent and enter into the CVR Agreement with the Company on the Closing Date (the “CVR Agent”), Dr. Dalia Megiddo shall serve as the CVR Agent in accordance with the terms of the CVR Agreement.

Section 6.20         Enlivex Corporate Actions. Prior to the Effective Time, Enlivex shall ensure that (i) the amended and restated Articles of Association of Enlivex, substantially in the form set forth in Exhibit B are duly adopted, (ii) the conversion of issued and outstanding Enlivex Shares (including all Enlivex Preferred Shares but other than Enlivex Ordinary Shares) into Enlivex Ordinary Shares shall have taken place and (iii) the Investor Rights Agreement, dated as of September 12, 2018, by and among Enlivex and the investors party thereto shall have been terminated.

Section 6.21         Concurrent Private Offering. The parties agree, in connection with the Concurrent Private Offering to effect the Concurrent Private Offering in compliance in all material respects with all applicable securities Laws.

Article VII
Conditions Precedent

Section 7.01         Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction, or waiver by each of the parties, at or prior to the Effective Time of the following conditions:

(a)          Statutory Waiting Period; Certificate of Merger. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of Enlivex and Merger Sub, and the Certificate of Merger shall have been received from the Israeli Registrar of Companies.

(b)          Enlivex Shareholder Approval. The Enlivex Shareholder Approval shall have been obtained.

(c)          Required Bioblast Shareholder Vote. The Required Bioblast Shareholder Vote shall have been obtained.

(d)          Listing. The Bioblast Ordinary Shares to be issued as Merger Consideration shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

(e)          Regulatory Approvals. Any Required Foreign Regulatory Approvals shall have been obtained and the required 30-day waiting period set forth in Section 323 of the Companies Law shall have lapsed.

(f)          No Injunctions or Restraints; Illegality. No Injunction preventing the consummation of the Merger or any of the other Transactions shall be in effect. No statute, rule, regulation or Injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

(g)          Concurrent Private Offering. The Concurrent Private Offering shall have been consummated and shall have provided aggregate gross proceeds of not less than $7.5 million.

(h)          Tax Ruling. An executed Israeli Tax Ruling shall have been obtained.

(i)          Distribution of CVR. The distribution of the CVR to holders of record of Bioblast Ordinary Shares as further described in the CVR Agreement shall have been effected, and the CVR Agreement shall have been executed and delivered by all parties thereto.

(j)          Reverse Split. At least five (5) Business Days shall have elapsed since the effective date of the Reverse Split.

Section 7.02         Conditions to Obligations of Bioblast. The obligation of Bioblast to effect the Merger is also subject to the satisfaction, or waiver by Bioblast, at or prior to the Effective Time, of the following conditions:

(a)          Representations and Warranties. (i) Each of the representations and warranties of Enlivex (other than as set forth in Section 4.01 (Corporate Organization), 4.02 (Capitalization), 4.03 (Authority; No Violation), 4.07 (Advisors’ Fees), and 4.08(a) (Absence of Certain Changes or Events)) set forth in this Agreement shall be true and correct on the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Enlivex, (ii) the representations and warranties of Enlivex set forth in Section 4.01 (Corporate Organization), Section 4.02 (Capitalization), 4.03 (Authority; No Violation) and 4.07 (Advisors’ Fee) shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date, and, with respect to Section 4.02 (Capitalization), subject to any transactions contemplated and permitted under this Agreement), and (iii) the representations and warranties of Enlivex set forth in Section 4.08(a) (Absence of Certain Changes or Events) shall be true and correct as of the date of this Agreement.

(b)          Performance of Obligations of Enlivex. Enlivex shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)          Absence of Material Adverse Effect on Enlivex. Since the date of this Agreement, no event or events or developments shall have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Enlivex.

(d)          Officer’s Certificate. The Chief Executive Officer or Chief Financial Officer of Enlivex shall have delivered to Bioblast a certificate, certifying the satisfaction of the conditions contained in Section 7.02(a), Section 7.02(b) and Section 7.02(c).

(e)          Lock-Up Agreements. Bioblast shall have received a lock-up agreement in substantially the form attached hereto as Exhibit D (the “Lock-Up Agreement”) duly executed and delivered by each of the Persons set forth on Schedule II, which shall be in full force and effect.

(f)          Certain Enlivex Corporate Actions. Enlivex shall have complied with the provisions of Section 6.20.

Section 7.03         Conditions to Obligations of Enlivex. The obligation of Enlivex to effect the Merger is also subject to the satisfaction, or waiver by Enlivex, at or prior to the Effective Time, of the following conditions:

(a)          Representations and Warranties. (i) Each of the representations and warranties of Bioblast (other than as set forth in Sections 3.01 (Corporate Organization), 3.02 (Capitalization), 3.03 (Authority; No Violation), Section 3.07 (Advisors’ Fees) and 3.08(a) (Absence of Certain Changes or Events)) set forth in this Agreement shall be true and correct on the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Bioblast, (ii) the representations and warranties of Bioblast set forth in Sections 3.01 (Corporate Organization), 3.03 (Authority; No Violation) and Section 3.07 (Advisors’ Fees) shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of Bioblast set forth in Section 3.02 (Capitalization) shall be true and correct in all respects on the date of this Agreement and as of the Closing Date, as if made at and as of such date, subject only to de minimis inaccuracies on the date of this Agreement, and as of the Closing Date and (iv) the representations and warranties of Bioblast set forth in Section 3.08(a) (Absence of Certain Changes or Events) shall be true and correct as of the date of this Agreement.

(b)          Performance of Obligations of Bioblast. Bioblast shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)          Absence of Material Adverse Effect on Bioblast. Since the date of this Agreement, no event or events or development or developments shall have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Bioblast.

(d)          No Bioblast Indebtedness. Bioblast shall not have (i) any Indebtedness, except for any Indebtedness owed to Enlivex to the extent permitted under this Agreement or (ii) any accounts payable (determined in accordance with GAAP), including, for the elimination of doubt, any amounts owed, due or otherwise payable to third-party service providers and advisors, including its accountants, financial advisors and attorneys.

(e)          Officer’s Certificate. The Chief Executive Officer or principal financial officer of Bioblast shall have delivered to Enlivex a certificate, certifying the satisfaction of the conditions contained in Section 7.03(a), Section 7.03(b), Section 7.03(c) and Section 7.03(d).

(f)          Lock-Up Agreements. Enlivex shall have received a Lock-Up Agreement duly executed and delivered by each of the Persons set forth on Schedule II, which shall be in full force and effect.

(g)          Bioblast’s Performance of ITA Obligations. Bioblast shall have performed all compliance obligations, and extinguished all outstanding liabilities, toward the ITA.

Article VIII
Termination and Amendment

Section 8.01         Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Enlivex Shareholder Approval or the Required Bioblast Shareholder Vote, by action taken or authorized by the board of directors of the terminating party or parties:

(a)          by mutual consent of Bioblast and Enlivex in a written instrument;

(b)          by either Bioblast or Enlivex if any Governmental Entity of competent jurisdiction shall have issued a final and non-appealable order permanently enjoining or otherwise prohibiting the consummation of the Merger or the other Transactions;

(c)          by either Bioblast or Enlivex if the Required Bioblast Shareholder Vote shall not have been obtained at the Bioblast Shareholders’ Meeting or any adjournment or postponement thereof at which the vote was taken; provided that Bioblast may not terminate this Agreement pursuant to this Section 8.01(c) if Bioblast’s breach of its obligations under this Agreement was the principal factor contributing to the failure to have obtained the Required Bioblast Shareholder Vote at the Bioblast Shareholders’ Meeting or any adjournment or postponement thereof;

(d)          by either Bioblast or Enlivex if the Enlivex Shareholder Approval shall not have been obtained at the Enlivex Shareholders Meeting or any adjournment or postponement thereof at which the vote was taken; provided that Enlivex may not terminate this Agreement pursuant to this Section 8.01(d) if Enlivex’s breach of its obligations under this Agreement was the principal factor contributing to the failure to have obtained the Enlivex Shareholder Approval at the Enlivex Shareholders Meeting or any adjournment or postponement thereof;

(e)          by either Bioblast or Enlivex if the Merger shall not have been consummated on or before March 31, 2019 (the “End Date”), subject to extension in accordance with the provisions set forth in this Section 8.01(e); provided that no party may terminate this Agreement pursuant to this Section 8.01(e) if such party’s breach of its obligations under this Agreement proximately contributed to the failure of the Closing to occur by the End Date (or any extension of the End Date in accordance with the provisions set forth in this Section 8.01(e)); provided, further, however, that, either Party shall have the right to extend the End Date up to three (3) times for a period of up to an additional thirty (30) days in each case (up to an aggregate of ninety (90) days for all such extensions) in the event that (x) the Bioblast Shareholders’ Meeting has not yet occurred, (y) the mandatory 30 day waiting period under Israeli Law has not lapsed or (z) the Israeli Tax Ruling shall not have been obtained;

(f)          by Bioblast if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of Enlivex, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.02(a) or (b), and such breach or inaccuracy is incapable of being cured, or is not cured, by Enlivex by the End Date (as the End Date may be extended in accordance with Section 8.01(e)) or, if capable of being cured by the End Date (as the End Date may be extended in accordance with Section 8.01(e)), Enlivex shall not have commenced good faith efforts to cure the breach or inaccuracy within ten (10) days following receipt of written notice from Bioblast and thereafter be continuing such good faith efforts;

(g)          by Enlivex if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of Bioblast, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.03(a) or (b), and such breach or inaccuracy is incapable of being cured, or is not cured, by Bioblast by the End Date (as the End Date may be extended in accordance with Section 8.01(e)) or, if capable of being cured by the End Date (as the End Date may be extended in accordance with Section 8.01(e)), Bioblast shall not have commenced good faith efforts to cure the breach or inaccuracy within ten (10) days following receipt of written notice from Enlivex and thereafter be continuing such good faith efforts;

(h)          by Enlivex if Nasdaq shall have informed Enlivex or Bioblast, whether orally or in writing, that Nasdaq will not list the Merger Consideration upon consummation of the Merger and otherwise at the Effective Time.

(i)          by Bioblast, at any time prior to the receipt of the Required Bioblast Shareholder Vote in connection with entering into a Bioblast Acquisition Agreement in accordance with Section 5.06(f); provided, that Bioblast pays Enlivex the Bioblast Termination Fee in accordance with Section 6.08(b).

(j)          by Enlivex, at any time prior to the receipt of the Required Bioblast Shareholder Vote in the event of a Bioblast Adverse Recommendation Change.

(k)          by Enlivex, at any time prior to the receipt of the Enlivex Shareholder Approval in connection with entering into an Enlivex Acquisition Agreement in accordance with Section 5.05(f); provided, that Enlivex pays Bioblast the Enlivex Termination Fee in accordance with Section 6.08(c).

(l)          by Bioblast, at any time prior to the receipt of the Enlivex Shareholder Approval in the event of an Enlivex Adverse Recommendation Change.

Section 8.02         Effect of Termination. In the event of termination of this Agreement by either Bioblast or Enlivex in accordance with Section 8.01, this Agreement shall forthwith become void and have no effect, and none of Bioblast, Enlivex, any of their respective Subsidiaries (if any) or Affiliates or any of the officers or directors of any of the foregoing shall have any liability of any nature whatsoever under this Agreement, or in connection with the Merger and the other Transactions, except that (a) Section 6.08, this Section 8.02, and Article IX (other than Section 9.13 and Section 9.14) and the last sentence of Section 6.02, as well as the Confidentiality Agreement, shall survive any termination of this Agreement and (b) notwithstanding any termination or any contrary provision contained in this Agreement, neither Bioblast nor Enlivex shall be relieved or released from liability resulting from the willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement or for fraud.

Section 8.03         Amendment. Subject to compliance with applicable Law, this Agreement may be amended by Bioblast, Merger Sub and Enlivex, by action taken or authorized by their respective boards of directors, at any time before or after the Enlivex Shareholder Approval or the Required Bioblast Shareholder Vote; provided that (1) after the Enlivex Shareholder Approval has been obtained, any amendment of this Agreement that by applicable Law requires the further approval by the shareholders of Enlivex shall be effective only with the approval of such shareholders and (2) after the Required Bioblast Shareholder Vote has been obtained, any amendment of this Agreement that by applicable Law requires the further approval by the shareholders of Bioblast shall be effective only with the approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 8.04         Extension; Waiver. At any time prior to the Effective Time, Bioblast (on behalf of itself and Merger Sub) and Enlivex may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of Bioblast or Merger Sub, in the case of Enlivex, or Enlivex, in the case of Bioblast, (b) waive any inaccuracies in the representations and warranties of Bioblast or Merger Sub, in the case of Enlivex, or Enlivex, in the case of Bioblast, contained in this Agreement, and (c) waive compliance by Bioblast or Merger Sub, in the case of Enlivex, or Enlivex, in the case of Bioblast, with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in a written instrument signed by an authorized officer on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Article IX
General Provisions

Section 9.01         Non-survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time; provided that this Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02         Notices. To be effective under this Agreement, all notices, requests, claims, demands and other communications under this Agreement shall be sent by facsimile transmission or email of a .pdf (or similar) attachment (providing confirmation of transmission), by reliable overnight delivery service (with proof of service) or by hand delivery, and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that any notice received by facsimile or email transmission or otherwise at the addressee’s location on any Business Day after 6:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day:

(a)          if to Bioblast or Merger Sub, to:

Bioblast Pharma Ltd.

At Zysman, Aharoni, Gayer & Co. (ZAG/S&W)

41-45 Rothschild Blvd.

Beit Zion, Tel Aviv 6578401, Israel

Attn: Dr. Dalia Megiddo

Facsimile: (972) (3) 7955550

Email: Dalia@ExpedioVC.com

with a copy (which shall not constitute notice) to:

Zysman, Aharoni, Gayer & Co. (ZAG/S&W)

41-45 Rothschild Blvd.

Beit Zion, Tel Aviv 6578401, Israel

Attn: Shy S. Baranov

Facsimile: (972) (3) 7955550

Email: sbaranov@zag-sw.com

(b)          if to Enlivex, to:

Enlivex Therapeutics Ltd.

Hadassah Ein Karem

POB 12167

Jerusalem, Israel 91120

Attn:              Shai Novik, Executive Chairman

E-mail:          shai.novik@gmail.com

with a copy (which shall not constitute notice) to:

Greenberg Traurig, P.A.

333 SE 2nd Avenue

Suite 4400

Miami, FL 33131

Attn:              Robert L. Grossman, Esq.

        Drew M. Altman, Esq.

Facsimile:     (305) 961-5756

(305) 961-5589

Email:            grossmanb@gtlaw.com

        altmand@gtlaw.com

And to (which shall not constitute notice):

Yigal Arnon & Co.

1 Azrieli Center

Tel-Aviv, Israel 6702101

Attn:             Barry Levenfeld

       David Roness

Facsimile:     (972) (3) 623-9236

Email:           barry@arnon.co.il

       davidr@arnon.co.il

Section 9.03         Definitions. As used in this Agreement, the following terms shall have the respective meanings set forth below:

“102 Trustee” means, with respect to any Enlivex Option, the trustee who holds or controls such Enlivex Option and the underlying Enlivex Ordinary Shares issuable upon exercise of such Enlivex Option pursuant to the provisions of Section 102.

“103K Trustee” means, a trustee nominated under a ruling from the ITA, who shall hold the Merger Consideration paid to Enlivex shareholders under a tax arrangement in accordance with section 103K of the Israeli Income Tax Ordinance.

“Acceptable Confidentiality Agreement” means (i) with respect to Section 5.06 a confidentiality agreement determined by the Bioblast Board in good faith to provide for terms substantially no less restrictive to Bioblast’s counterparty thereto than those contained in the Confidentiality Agreement that are applicable to Enlivex (it being understood that such confidentiality agreement need not include any “standstill” or similar provision) and (ii) with respect to Section 5.05, a confidentiality agreement determined by the Enlivex Board in good faith to provide for terms substantially no less restrictive to Enlivex’s counterparty thereto than those contained in the Confidentiality Agreement that are applicable to Bioblast (it being understood that such confidentiality agreement need not include any “standstill” or similar provision).

“Advisor Shares” means Bioblast Ordinary Shares issued by Bioblast to third-party service providers and advisors, including its accountants, financial advisors and attorneys.

“Bioblast Charter” means the Articles of Association of Bioblast, as amended and in effect as of the date hereof.

“Bioblast Ordinary Shares” means the ordinary shares of Bioblast, NIS 0.05 per share, subject to any reverse stock split the Bioblast shareholders may approve to the extent permitted by the terms of this Agreement.

“Bioblast ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with Bioblast or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York, New York or Tel-Aviv, Israel.

“Code” means the Internal Revenue Code of 1986, as amended.

“Concurrent Private Offering” means the offer, issuance and sale to private investors in a transaction exempt from registration under the Securities Act of Bioblast Ordinary Shares and, as mutually agreed between Bioblast and Enlivex, warrants to purchase Bioblast Ordinary Shares on terms, and subject to conditions, mutually agreed between Bioblast and Enlivex.

“CVR” means the contingent value right under the CVR Agreement to be distributed to holders of record of Bioblast Ordinary Shares as set forth in the CVR Agreement.

“CVR Agreement” means that the CVR Agreement in the form attached as Exhibit E to be entered into by and between Bioblast and the CVR Agent.

“Enlivex Charter” means the Articles of Association of Enlivex, as amended and in effect as of the date hereof.

“Enlivex ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with Enlivex as a “single employer” within the meaning of Section 414 of the Code.

“Enlivex Ordinary Shares” means the ordinary shares of Enlivex, nominal value NIS 0.01 per share.

“Enlivex Preferred A Shares” means the Series A Preferred Shares of Enlivex, nominal value NIS 0.01 per share.

“Enlivex Preferred B Shares” means the Series B Preferred Shares of Enlivex, nominal value NIS 0.01 per share.

“Enlivex Preferred C Shares” means the Series C Preferred Shares of Enlivex, nominal value NIS 0.01 per share.

“Enlivex Preferred Shares” means, collectively, the Enlivex Preferred A Shares, the Enlivex Preferred B Shares and the Enlivex Preferred C Shares.

“Enlivex Shares” means, collectively, the Enlivex Ordinary Shares and the Enlivex Preferred Shares.

“Equity Interest” of any Person means any (i) capital stock, membership or partnership interest, unit or other ownership interest of or in such Person, (ii) securities directly or indirectly convertible into or exchangeable for any for the foregoing, (iii) options, warrants or other rights directly or indirectly to purchase or subscribe for any of the foregoing or securities convertible into or exchangeable for any of the foregoing or (iv) Contracts, commitments, and agreements relating to the issuance of any of the foregoing or giving any Person the right to participate in or receive any payment based on the profits or performance of such Person (including any equity appreciation, phantom equity or similar plan or right).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

“Forfeitures and Cashless Settlements” by any Person means (a) the forfeiture or satisfaction of stock options, restricted stock and other stock-based awards of such Person, (b) the acceptance by such Person of shares of common stock of such Person as payment for the exercise price of stock options of such Person and (c) the acceptance by such Person of shares of common stock of such Person for withholding taxes incurred in connection with the exercise of stock options of such Person or the vesting or satisfaction of stock options, restricted stock and other stock-based awards of such Person, in the case of each of the foregoing clauses (a), (b) and (c).

“IIA” means the Israeli National Authority for Technological Innovation, formerly known as the Office of the Chief Scientist, of the Ministry of Economy and Industry of the State of Israel.

“Indebtedness” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person, whether direct or indirect, (a) for borrowed money (including overdraft facilities), (b) for liabilities secured by any Lien existing on property owned or acquired and subject thereto, (c) evidenced by notes, bonds, debentures or similar Contracts, (d) for the deferred purchase price of property, goods or services, including in connection with the acquisition of any business or non-competition agreement (other than trade payables or accruals incurred in the ordinary course of business), (e) under capital leases (in accordance with GAAP), (f) in respect of letters of credit and bankers’ acceptances, (g) for Contracts relating to interest rate protection, swap agreements, factoring, hedging and collar agreements, (h) in the nature of premiums (prepayment or otherwise) or penalties in connection with the obligations described in clauses (a) through (g) above, and (h) in the nature of guarantees of the obligations described in clauses (a) through (g) above of any other Person.

“Intellectual Property Rights” means all intellectual property and associated rights in any jurisdiction, including all (a) trademarks, service marks, trade names, corporate names, company names, business names, fictitious business names, trade styles, logos, slogans, trade dress and all other source or business identifiers and all applications and registrations and renewals for, and goodwill associated with and symbolized by, any of the foregoing (collectively, “Trademarks”), (b) Internet domain names (including top level domain names and global top level domain names) and social media identifiers, handles and tags, (c) patent disclosures, patent applications and patents and all registrations, continuations, continuations-in-part, divisionals, re-examinations, renewals, extensions and reissues and counterparts thereof (collectively, “Patents”), (d) trade secrets and know-how, including all proprietary or confidential inventions, improvements, processes, methods, techniques, protocols, formulae, recipes, compositions, models, layouts, designs, drawings, plans, specifications, methodologies and other proprietary or other confidential information, (e) works of authorship (whether or not copyrightable), copyrights and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, including website content, product artwork, promotion and marketing materials, software, databases and database rights, and (f) rights of publicity and privacy.

“IRS” means the U.S. Internal Revenue Service.

“Israeli Tax Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, and the rules and regulations promulgated thereunder.

“ITA” means Israel Tax Authority.

“Knowledge” or “knowledge” means (i) with respect to Enlivex, the actual knowledge of those persons set forth in Schedule III and (ii) with respect to Bioblast, the actual knowledge of those persons set forth in Schedule III, in each case together with such knowledge that would be acquired by such persons through their respective due and diligent inquiry of such persons’ direct reports.

“Lien” means any lien, pledge, mortgage, option, right of first refusal, deed of trust, security interest or any similar encumbrance.

“Material Adverse Effect” with respect to any Person means any event, violation, inaccuracy, circumstance, developments or other matters (a “Change”) that, individually or in the aggregate, and regardless of whether or not such Change constitutes a breach of the representations or warranties made by such Person, (a) have, or are reasonably expected to have, a material adverse effect on the business, properties, assets (including intangible assets), condition (financial or otherwise), prospects, capitalization, liabilities, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect that results from or arises in connection with (i) changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts, natural disasters or otherwise) to the extent they do not disproportionately affect such Person and its Subsidiaries, taken as a whole; (ii) changes in or affecting the industries in which such Person operates to the extent they do not disproportionately affect such Person and its Subsidiaries, taken as a whole, in any material respect; (iii) changes in GAAP or applicable Law; and (iv) changes, effects or circumstances resulting from the announcement or pendency of this Agreement (including such changes or effects on relationships, contractual or otherwise, with customers, suppliers, manufacturers, distributors, partners or employees), or (b) prevent or materially delay the ability of such Person to consummate the Transactions.

“NIS” means New Israeli Shekels.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Registered IP” means all issued or pending patents, trademark registrations and applications for registration of trademarks, copyright registrations and applications for registration of copyrights and Internet domain names.

“Representative” means, with respect to any Person, such Person’s and each of its respective Subsidiaries’ and controlled Affiliates’ directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

“Required Foreign Regulatory Approvals” means those sanctions, rulings, Consents, exemptions, early terminations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set forth in Schedule IV.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 102” means Section 102 of the Israeli Tax Ordinance.

“Section 102 Options” means Enlivex Options that were granted pursuant to the provisions of Section 102(b)(2) of the Israeli Tax Ordinance.

“Section 102 Shares” means Enlivex Ordinary Shares issued upon exercise of Section 102 Options.

“Securities Act” means the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

“Series C Financing” means the offer and sale by Enlivex of Enlivex Preferred C Shares, on terms and subject to conditions as determined by Enlivex in its sole discretion.

“Subsequent Transaction” means, as applicable (i) a transaction with respect to or pursuant to a Bioblast Takeover Proposal (with all references to 20% in the definition of “Bioblast Takeover Proposal” being treated as references to 50% for these purposes) or (ii) a transaction with respect to or pursuant to an Enlivex Takeover Proposal (with all references to 20% in the definition of “Enlivex Takeover Proposal” being treated as references to 50% for these purposes).

“Subsidiary,” when used with respect to any Person, means any other Person, whether incorporated or unincorporated, (A) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership) or (B) a majority of the Equity Interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, and the term “Bioblast Subsidiary” means any direct or indirect Subsidiary of Bioblast.

“Tax” means (a) any taxes (including foreign, federal, state, county or local income, sales and use, excise, franchise, real and personal property, gross receipt, capital gains, land betterment, purchase, alternative minimum, profit, value added, net worth, documentary stamp, production, business and occupation, disability, employment, health tax, national insurance, payroll or severance), levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other similar charges imposed by any Governmental Entity, including any interest, linkage differentials, indexing, additions to tax or penalties applicable thereto, (b) any liability for Taxes described in clause (a) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) and (c) any liability for Taxes described in clause (a) or (b) as a transferee or successor.

“Tax Authority” means the IRS, the ITA and any other Governmental Entity responsible for the administration of Tax.

“Tax Return” means any return, filing, report, questionnaire, information statement or other document (including elections, declarations, disclosures, schedules, estimates, claims for refund and information returns) relating to Taxes, including any amendments thereof.

“Transactions” means, collectively, the Merger and the other transactions contemplated by this Agreement.

“Trehalose” means the Company’s investigational proprietary intravenous (IV) form of trehalose 90 mg/mL solution (trehalose), including the Company’s owned or licensed intellectual property related thereto (including such other intellectual property related thereto that the Company otherwise has the right to use), as it exists on the date hereof.

“Trehalose Transaction” means the partnering, licensing or sale of all or any part of Trehalose to a third party for the purposes of the development of Trehalose where the proceeds of such transaction will be distributed as provided for in the CVR Agreement.

Section 9.04         Other Defined Terms. The following capitalized terms have the meanings in the locations within this Agreement indicated below.

Defined Term	Location
102 Trust Period	Section 2.02(g)
2008 Plan	Section 3.02(a)(i)
Adjusted Outstanding Bioblast Shares	Section 2.01(b)(i)
Advisor	Section 3.07
Agreement	Preamble
Anti-Corruption Laws	Section 3.22
Antitrust Laws	Section 3.04
Certificate of Merger	Section 1.03
Bioblast	Preamble
Bioblast 2013 Plan	Section 3.02(a)(i)
Bioblast Acquisition Agreement	Section 5.06(a)
Bioblast Adverse Recommendation Change	Section 5.06(f)

Defined Term	Location
Bioblast Benefit Plan	Section 3.11(a)
Bioblast Board	Recitals
Bioblast Capital Stock	Section 3.02(a)(i)
Bioblast Fairness Opinion	Section 3.23
Bioblast IP Rights	Section 3.18(a)
Bioblast Licenses	Section 3.13(a)
Bioblast Material Contract	Section 3.14(a)
Bioblast Percentage	Section 2.01(b)(iv)
Bioblast Permits	Section 3.21(b)
Bioblast Related Party Agreement	Section 3.14(a)(xiv)
Bioblast Regulatory Agency	Section 3.21(b)
Bioblast SEC Reports	Section 3.05
Bioblast Stock Options	Section 3.02(a)(i)
Bioblast Shareholder Matters	Section 3.03(b)
Bioblast Stockholder Meeting	Section 3.03(b)
Bioblast Superior Proposal	Section 5.06(e)
Bioblast Takeover Proposal	Section 5.06(b)
Bioblast Termination Fee	Section 6.08(b)
Bioblast Voting Debt	Section 3.02(b)
Bioblast Warrants	Section 3.02(a)(i)
Bioblast’s Financial Advisor	Section 3.07
Certificate	Section 2.01(a)
Closing	Section 1.02
Companies Law	Section 1.01
Confidential Bioblast IP	Section 3.18(c)
Confidential Enlivex IP	Section 4.19(e)
Confidentiality Agreement	Section 6.02
Consents	Section 6.03(c)
CVR Agent	Section 6.19
Dormant Share	Section 2.01(e)
Effective Time	Section 1.03
Enforceability Exceptions	Section 3.03(a)
Enlivex	Preamble
Enlivex Acquisition Agreement	Section 5.05(a)
Enlivex Adverse Recommendation Change	Section 5.05(f)
Enlivex Benefit Plan	Section 4.11(a)
Enlivex Board	Recitals
Enlivex Capital Stock	Section 4.02(a)(i)
Enlivex Charter	Section 4.01(b)
Enlivex Designees	Section 6.11(a)
Enlivex Financial Statements	Section 4.06(a)
Enlivex IP Rights	Section 4.19(a)
Enlivex Licenses	Section 3.13(a)
Enlivex Material Contract	Section 4.14(a)
Enlivex Options	Section 4.02(a)(i)
Enlivex Percentage	Section 2.01(b)(iv)
Enlivex Regulatory Agency	Section 4.22(b)
Enlivex Shareholder Approval	Section 4.03(a)
Enlivex Shareholder Meeting	Section 4.03(a)
Enlivex Shareholders Agreement	Section 4.03(a)
Enlivex Superior Proposal	Section 5.05(e)
Enlivex Takeover Proposal	Section 5.05(b)

Defined Term	Location
Enlivex Termination Fee	Section 6.08(c)
Enlivex Warrants	Section 4.02(a)(i)
Environmental Claims	Section 3.15(e)(i)
Environmental Laws	Section 3.15(e)(ii)
Environmental Permits	Section 3.15(e)(iii)
ERISA	Section 3.11(b)
Exchange Agent	Section 2.02(a)
Exchange Ratio	Section 2.01(b)(i)
FDA	Section 3.21(b)
FDCA	Section 3.21(b)
Final Shareholders Registry	Section 2.02(a)
Governmental Entity	Section 3.04
Governmental Grant	Section 3.26
Hazardous Materials	Section 3.15(e)(iv)
Health Care Law	Section 3.21(b)
IIA Notice	Section 6.17
Indemnified Person	Section 6.12(a)
Injunction	Section 3.03(c)
Intended Tax Treatment	Recitals
Israeli Registrar of Companies	Section 1.03
Israeli Tax Ruling	Section 2.02(h)(ii)
Law	Section 3.13(a)
Licenses	Section 3.13(a)
Lien	Section 3.01(b)(ii)
Merger	Section 1.01
Merger Consideration	Section 2.01(a)
Merger Proposal	Section 6.04
Merger Shares	Section 2.01(b)(ii)
Merger Sub	Preamble
Nasdaq	Section 3.04
Notice of Bioblast Adverse Recommendation Change	Section 5.06(f)
Notice of Enlivex Adverse Recommendation Change	Section 5.05(f)
Payor	Section 2.02(h)(i)
PHSA	Section 3.21(b)
Proxy Statement	Section 3.04
Regulatory Agencies	Section 3.05
Release	Section 3.15(e)(v)
Required Bioblast Shareholder Vote	Section 3.03(b)
Reverse Split	Section 5.02(c)
Sarbanes-Oxley Act	Section 3.06(f)
Section 102 Option Consideration	Section 2.02(g)
Surviving Company	Section 1.01
Surviving Company Articles	Section 1.05
Takeover Statute	Section 3.16
Valid Certificate	Section 2.02(h)(i)
VAT	Section 3.10(x)
Voting Agreement	Recitals

Section 9.05         Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms contained in Section 9.04 and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Schedule, Annex or Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its successors and permitted assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. The term “made available” and words of similar import mean that the relevant documents, instruments or materials were (a) posted and made available to the other party on the applicable due diligence data site, maintained by a party for the purpose of the Merger and the other Transactions, in each case prior to the date hereof, or (b) publicly available by virtue of the relevant party’s filing of a publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement filed with the SEC pursuant to the Securities Act or the Exchange Act on or after January 1, 2017 and prior to the date of this Agreement. No provision of this Agreement will be interpreted in favor of, or against, any of the parties to this Agreement by reason of the extent to which any such party or its legal counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft of this Agreement, and no rule of strict construction will be applied against any party hereto. The Bioblast Disclosure Letter and the Enlivex Disclosure Letter set forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Bioblast Disclosure Letter or Enlivex Disclosure Letter, as the case may be, relates; provided that any fact or item that is disclosed in any section of the Bioblast Disclosure Letter or the Enlivex Disclosure Letter so as to make its relevance to the information called for by other sections of the Bioblast Disclosure Letter or the Enlivex Disclosure Letter reasonably apparent shall be deemed to be disclosed in such other sections of the Bioblast Disclosure Letter or the Enlivex Disclosure Letter, as the case may be, notwithstanding the omission of any appropriate cross-reference thereto; provided, further that, notwithstanding anything in this Agreement to the contrary, the inclusion of an item in either such disclosure schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on Bioblast or Enlivex, as the case may be. Except where the context otherwise requires, references to the “other party” or “either party” will be deemed to refer to Bioblast and Merger Sub, collectively, on the one hand, and Enlivex, on the other hand. All electronic communications from a Person delivered in accordance with Section 9.02 shall be deemed to be “written” for purposes of this Agreement.

Section 9.06         Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the Transactions is not affected in any manner adverse in any material respect to any party or such party waives its rights under this Section 9.06 with respect thereto.

Section 9.07         Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Facsimile or other electronically scanned and transmitted signatures, including by email attachment, shall be deemed originals for all purposes of this Agreement.

Section 9.08         Entire Agreement; No Third Party Beneficiaries. This Agreement, taken together with the Enlivex Disclosure Letter, the Bioblast Disclosure Letter, the Confidentiality Agreement, the CVR Agreement and the other agreements entered into in connection with preserving the confidentiality of information, (a) constitutes the entire agreement, and supersedes all prior agreements (other than the Confidentiality Agreement and the other agreements entered into in connection with preserving the confidentiality of information) and understandings, both written and oral, among the parties with respect to the Merger and the other Transactions and (b) is not intended to, and does not, confer upon any Person other than the parties any rights or remedies. Notwithstanding anything to the contrary herein, following the Effective Time, (i) the provisions of Article II relating to the payment of the Merger Consideration and any dividends or other distributions payable pursuant to Section 2.02(c) shall be enforceable by holders of Enlivex Shares at the Effective Time as provided therein and (ii) the Indemnified Persons are intended third party beneficiaries of Section 6.12(a).

Section 9.09         Governing Law. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction.

Section 9.10         Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

Section 9.11         Specific Enforcement. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor and therefore fully intend for specific performance to be an available remedy for breaches of this Agreement. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 8.01, the parties shall be entitled to an Injunction or Injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 9.12, without proof of actual damages, this being in addition to any other remedy to which they are entitled at Law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each party further acknowledges and agrees that the agreements contained in this Section 9.11 are an integral part of the Merger and the other Transactions and that, without these agreements, the parties would not have entered into this Agreement. Each party further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 9.12         Jurisdiction. Each of the parties hereto: (i) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

Section 9.13         Publicity. The parties agree that the initial press release to be issued with respect to the Merger and the other Transactions shall be a joint press release to be reasonably agreed upon by Bioblast and Enlivex. Except with respect to disclosures that are consistent with prior disclosures made in compliance with this Section 9.13 or any communications plan or strategy previously agreed on by the parties, Bioblast and Enlivex shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger or the other Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law (including applicable securities laws), court process or by obligations pursuant to any listing agreement with any national securities exchange.

Section 9.14         Compliance with Deadlines. Failure by either Bioblast or Enlivex to comply with the timing deadlines set forth in the first sentence of Section 6.01(a), after, in each case, using reasonable best efforts to so comply, shall not be deemed a breach of this Agreement by such party for so long as such party continues to use reasonable best efforts to cure such failure as promptly as practicable.

[Signature Page Follows]

IN WITNESS WHEREOF, Bioblast, Merger Sub, and Enlivex have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

BIOBLAST PHARMA LTD.

By:	/s/ Dr. Dalia Megiddo
Name:	Dr. Dalia Megiddo
Title:	Chief Executive Officer

TREBLAST LTD.

By:	/s/ Dr. Dalia Megiddo
Name:	Dr. Dalia Megiddo
Title:	Sole Director

ENLIVEX THERAPEUTICS LTD.

By:	/s/ Shai Novik
Name:	Shai Novik
Title:	Executive Chairman

[Signature Page to Agreement and Plan of Merger]

Schedule I

Bioblast Shareholders Signing Voting Agreements

Pontifax Israel III L.P.

Pontifax Cayman III L.P.

Dr. Dalia Megiddo

Schedule II

Lock-Up Persons

Pontifax Israel III L.P.

Pontifax Cayman III L.P.

Dr. Dalia Megiddo

Schedule III

Knowledge Persons

Enlivex

Shai Novik

Shachar Shlosberger

Shmuel Hess

Bioblast

Dr. Dalia Megiddo

Oren Elmaliah

Schedule IV

Required Foreign Regulatory Approvals

Tax rulings from the ITA

Approval of the Merger by the Israeli Registrar of Companies